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As filed with the United States Securities and Exchange Commission on October 29, 2008

Registration No. 333-150291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EPOCRATES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7375 (Primary Standard Industrial Classification Code Number)	94-3326769 (I.R.S. Employer Identification No.)

1100 Park Place, Suite 300
San Mateo, California 94403
(650) 227-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

KIRK M. LOEVNER
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
EPOCRATES, INC.
1100 PARK PLACE, SUITE 300
SAN MATEO, CALIFORNIA 94403
(650) 227-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew B. Hemington, Esq. Sally A. Kay, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 (the "Registration Statement") of Epocrates, Inc. (the "Company") amends Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission on October 28, 2008 ("Amendment No. 1") solely to include the Company's Statement of Operations on page F-4 which was omitted from Amendment No. 1. Except as described above, all other information included in Amendment No. 1 remains unchanged.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.
This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 29, 2008

PROSPECTUS

                        Shares

Epocrates, Inc.

Common Stock

$               per share

        We are selling                        shares of common stock and the selling stockholders are selling                  shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We have granted the underwriters an option to purchase up to                        additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $         and $         per share. We have applied to have the common stock included for quotation on The NASDAQ Global Market under the symbol "EPOC."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Epocrates, Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2008.

Citi

Piper Jaffray

William Blair & Company	Needham & Company, LLC
, 2008

        You should rely only on the information contained in this prospectus and any related free writing prospectuses. Neither we nor the underwriters have authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                                 , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

        After you read the following summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in this prospectus. If you invest in our common stock, you are assuming a high degree of risk. See the section of this prospectus entitled "Risk Factors."

Our Business

        Epocrates is a leading provider of clinical information and decision support tools to healthcare professionals, as well as interactive information services to the healthcare industry. Most commonly used on mobile devices at the point of care, our subscription-based services enable healthcare professionals to make more informed medical decisions, reduce medical errors and practice more efficiently. We believe Epocrates is the leading electronic source of medical information for primary care physicians at the point of care, based in part on the combination of frequency of use and minutes of usage as determined in a 2008 study conducted by The Nielsen Company. According to this study of primary care physicians, respondents reported using Epocrates on an annual basis more than any other electronic resource included in the survey.

        Our brand recognition and strong reputation have helped us cultivate a large number of active subscribers, including more than one in four U.S. physicians and more than one in three U.S. medical students. We believe that healthcare professionals have come to rely on us as a part of their daily clinical workflow, enabling them to enhance patient safety, comply with clinical standards of care, improve practice productivity and manage their information burden. Our worldwide subscriber base currently consists of over 500,000 healthcare professionals and includes physicians, nurses, medical students, pharmacists and physician assistants. The majority of these subscribers use our free clinical products.

        Our clinical information and decision support tools provide healthcare professionals with convenient access to information they need to treat patients at the point of care. For example, our subscribers are able to access dosing, drug interaction, pricing and insurance coverage information for over 3,300 drugs, as well as disease, diagnostic, coding and symptom assessment tools. Our clinical information is available for use on individual mobile devices such as personal digital assistants, or PDAs, and smartphones operating the iPhone®, Palm®, Windows Mobile® and BlackBerry® operating systems, as well as laptops, desktops and Tablet PCs via the Internet. Our goals are to continue to maintain and grow our subscriber base by expanding our product and services offerings on new mobile platforms, as well as expand the breadth and depth of information we offer on Web-based platforms. For example, we launched Epocrates Rx on the iPhone operating system in July 2008. Within two months of launch, over 40,000 U.S. physicians downloaded the Epocrates Rx application. As a result of the iPhone launch, as well as other mobile and Web-based platform enhancements, as of August 31, 2008 we increased our subscriber base 13% from June 30, 2008.

        Through our interactive information services, we provide healthcare companies targeted access to our subscriber base to more effectively reach significant numbers of healthcare professionals. These services enable pharmaceutical, market research, managed care and medical education organizations to more effectively communicate with healthcare professionals. For example, our messaging service allows us to deliver important news and alerts, such as new product approvals, formulary status changes and clinical studies, directed to specific groups of our subscribers. We believe the efficacy of our targeted communication and promotional activities will capture an increasing proportion of the annual pharmaceutical promotional spending directed to healthcare professionals, which totaled over $14 billion in 2007. We believe the size of our subscriber network makes us one of the few electronic communication channels able to reach a large number of healthcare professionals. We generate revenue by providing healthcare companies targeted access to our network of subscribers and selling subscriptions to our premium clinical information and decision support tools. Our interactive information services generate revenue in a number of ways, including through sponsorship of clinical messaging, continuing medical education programs and recruiting participants for market research surveys. The majority of our paid subscriptions have a one year term and are purchased by individual healthcare professionals for their own use. Consistent with our corporate strategy of promoting our free subscription products, we expect revenue from user subscriptions to our paid products to decrease as a percentage of revenue. We are increasing our focus on product development and marketing in order to further enhance our free products and are increasing our emphasis on generating indirect revenue from healthcare companies. In 2007, we recognized total net revenue of $65.6 million, a 33% increase over 2006. Total net revenues were $38.6 million for the six months ended June 30, 2008 compared to $31.1 million for the six months ended June 30, 2007, a 24% increase. Our income before taxes for the year ended December 31, 2007 was $4.6 million, compared to a loss of $1.4 million for the year ended December 31, 2006. Our income before taxes for the six months ended June 30, 2008 was $7.2 million compared to $1.9 million for the six months ended June 30, 2007.

Market Opportunity

        Physicians are increasingly adopting technology solutions that can improve the quality of patient care, reduce medical errors and increase practice productivity while easily integrating into their daily clinical workflow. At the same time, healthcare companies are seeking to increase their ability to improve the quality and frequency of their interaction with physicians and other healthcare professionals. We believe these broad trends will continue to create demand for our clinical information and interactive information services.

Adoption of Technology Solutions by Healthcare Professionals

        Use of technology among healthcare professionals has grown considerably in recent years. In particular, utilization of mobile technology platforms has increased substantially as a result of advances in operating software and hardware devices, as well as the reduced cost and complexity of mobile technology. According to a 2008 Manhattan Research report, over 50% of U.S. physicians use PDAs or smartphones, an increase from approximately 30% in 2001. Through the adoption of technology solutions, healthcare professionals are better able to:

  •
  enhance patient safety;

  •
  comply with clinical standards of care;

  •
  improve practice productivity; and

  •
  manage their information burden.

Increasing Ability to Communicate through Electronic Communication Channels

        Increased adoption of information technology solutions has created substantial opportunities for healthcare companies to leverage the use of mobile devices and the Internet to reach clinicians. These electronic channels are cost-effective and enable the delivery of highly targeted messages to healthcare professionals. Accordingly, use of these channels has become a rapidly growing component of overall healthcare company spending to reach healthcare professionals.

Growth in Electronic Marketing by Pharmaceutical Companies

        The pharmaceutical industry faces increasing challenges, such as declining product pipelines, increasing regulatory requirements and constraints, generic and biotech competition and pricing pressures. According to a report by Verispan, an independent research organization, pharmaceutical industry spending on electronic marketing to physicians alone increased to approximately $380 million in 2007, with pharmaceutical companies spending over $14 billion in 2006 on overall promotional activities directed towards healthcare professionals. A significant portion of those marketing dollars continues to be spent on drug representatives visiting physician offices at an estimated cost of $150 to $200 per visit. However, according to a white paper published by Unisys Corporation in 2004, a drug representative fails to make contact with a physician approximately 50% of the time and 87% of contacts when made last less than two minutes. Further, medical groups are more frequently denying drug representatives access entirely. As a result, we believe pharmaceutical companies are seeking better and more cost-effective access to physicians.

Growth in Online Healthcare Market Research

        Based on data compiled by Inside Research, the amount spent by U.S. healthcare companies on market research from 2004 to 2006 increased by 23%, to $1.2 billion. Historically, most general market research has taken place offline, through interviews, surveys and focus groups; however, online surveys are increasing in popularity, and in 2007, 40% of all market research survey spending was allocated towards online surveys, an increase from 9% in 2000. We believe the percentage of healthcare market research that is conducted online is growing along with the growth of the broader market for online research.

Growth in Electronic Continuing Medical Education (CME)

        Most U.S. physicians are required to complete continuing medical education, or CME, in order to maintain their medical licenses. In 2006, nearly $2.4 billion was spent on CME activities, including content development, advertising and registration fees. Online and mobile CME is the fastest-growing CME channel, representing over 26% of activities in 2006. In 2007, Ambient Insights projected that online and mobile-based CME will grow by 11% and 40%, respectively, between 2006 and 2011. As reported by Verispan in its 2007 ePromotion Annual Study, 89% of physicians surveyed reported earning CME credits online. We expect this growth to continue as sponsors of CME look for more effective ways to reach and attract increasingly busy healthcare professionals.

Our Strengths

        We believe that we have the following key competitive strengths:

Recognized and Trusted Brand with Healthcare Professionals

        We have built a brand that is widely recognized among healthcare professionals as a trusted source of clinical information. In the Pri-Med 2006 Healthcare Solutions Annual Report published in January 2007, physicians ranked Epocrates the second most recognized brand behind Microsoft among 18 healthcare information technology companies evaluated. Healthcare professionals have come to depend on us as a trustworthy source for objective, concise, accurate and clinically useful information and decision support tools, resulting in frequent use of our services.

Large Subscriber Base

        We currently have over 500,000 active subscribers worldwide, including more than one in four U.S. physicians and more than one in three U.S. medical students. Consistent with our core strategy, the majority of these subscribers rely on our free clinical products. In addition, we believe Epocrates has become an integral part of the daily clinical workflow of many of our subscribers. In a 2006 survey of over 1,500 of our subscriber physicians commissioned by Epocrates and conducted by researchers at Brigham and Women's Hospital, a teaching affiliate of Harvard Medical School, 83% of respondents reported using the Epocrates drug reference an average of six times per day. We believe the breadth and loyalty of our subscriber base are not easily replicated.

Powerful Business Model

        Our subscriber base is composed of clinicians who access our free drug reference information, as well as users who purchase one or more of our premium clinical decision support tools. Regardless of whether a healthcare professional pays for a subscription or uses the free version, our network of subscribers provides a base for generating multiple high margin revenue streams from our healthcare industry clients. We generally receive cash payments prior to providing the related services and recognizing revenue, which we believe gives us increased revenue visibility and greater cash provided by operating activities. We believe the power of our business model will continue to grow as our clients shift more of their spending to electronic communications media. We are increasing our focus on providing free content and services to clinicians in order to grow our user base and capture an increasing amount of spending by healthcare clients on electronic communications.

Proprietary Clinical Content and Decision Support Tools

        We have selected and formatted our content and decision support tools specifically to provide healthcare professionals with information that they need, when they need it, at the point of care. For example, our drug content is developed and continually updated by a team of physicians and pharmacists to ensure accuracy and relevance, and is designed expressly to fit within the clinician's workflow. In the 2006 Brigham and Women's Hospital survey referenced above, over 60% of physicians believed that their use of Epocrates clinical reference prevented adverse drug events or medical errors three or more times in the prior month. We believe the quality, relevance and ease of use of our content drives our ability to attract and retain subscribers.

Proven Technology Architecture

        For a majority of our users, our decision support tools reside directly on the handheld device and have been refined based on years of use by healthcare professionals. As a result, access to our clinical information by these users at the point of care is not subject to interruption or lags in Internet or telecommunication service, and therefore is fast and reliable. In addition, we have designed our network architecture to be highly scalable with high volume data synchronization capabilities, allowing for simple and efficient download and update of our clinical information. We believe these attributes are significant advantages in supporting our large subscriber base.

Extensive Industry Relationships

        We have developed relationships with key participants in the healthcare industry, including leading medical schools and associations such as Harvard Medical School, the American Psychiatric Association and the California Medical Association. We have worked with all of the 20 largest international pharmaceutical companies based on global sales and have contracted with over 200 pharmaceutical brands. Over 150 market research firms have used our services to recruit healthcare professionals for market research surveys on behalf of the healthcare and financial services industries.

Experienced Management Team

        Our management team includes healthcare and information technology veterans and experienced industry executives. We benefit from their operational experience, thorough understanding of the strategic landscape and extensive relationships with pharmaceutical companies and other existing and potential customers.

Our Strategy

        Our goal is to be the leading provider of electronic clinical information and decision support tools to physicians and other healthcare professionals. Helping healthcare professionals improve quality of care, reduce medical errors and save time is central to the success of our business and is our highest priority. Another key component of our business is offering targeted access to our subscriber base with the goal of offering programs that are relevant and useful to both our clients and our subscribers. Key elements of our strategy include:

Strengthening our Subscriber Base

        We believe that our focus on the needs of healthcare professionals is the foundation of our success and is critical for the creation of long-term value through growth in subscription and interactive information services revenue. We plan to continue to invest significant clinical, product development and marketing resources to strengthen our subscriber base and increase subscriber usage. A key element of our strategy is to continually enhance the clinical functionality of our free products through new content and features. Additionally, our large subscriber base and established technology could allow us to develop applications that enhance physician workflow and allow physicians to access patient medical data.

Developing for New Technology Platforms

        We believe it is critical that healthcare professionals have access to important clinical information, wherever and whenever they need it. For example, we launched Epocrates Rx on the BlackBerry and iPhone operating systems in November 2007 and July 2008, respectively, and we released an expanded version of Epocrates Online for Internet browsers in July 2008. Our goal is to continue to expand our product and services offerings on new mobile platforms as well as expand the breadth and depth of information we offer on Web-based platforms such as desktops, laptops and Tablet PCs.

Expanding our Sponsorship Offerings

        We believe we can provide greater value to our subscribers and clients by expanding our interactive information services. This includes adding new features to our existing services as well as offering completely new services. In addition, we expect to expand the resources we devote to growing our client base, including hiring additional sales, marketing and account management personnel. Our efforts are directed at both new and existing clients and focused on the pharmaceutical, biotechnology and medical device industries.

Engaging in Strategic Alliances, Partnerships and Acquisitions

        In executing the strategies above, we plan to supplement our internal development efforts with strategic alliances, partnerships and acquisitions. For example, in December 2007, we entered into a referral agreement with Hudson Street Services, a Goldman Sachs & Co. business, to provide access to our network of clinical experts to financial service and investment professionals. To service this new market, in August 2008 we launched Epocrates MedInsight™, a set of Web-based research tools for investment professionals. In July 2008, we released version 3.3 of Epocrates Online, our free Internet product that includes the same drug and formulary information found in the Epocrates Rx free mobile product plus disease content. This product was developed in conjunction with the BMJ Group, publishers of the British Medical Journal.

        Future alliances might include working with leading clinical content providers to develop integrated products and services, extending our integration/interoperability capabilities with healthcare information technology vendors, and working with medical associations and healthcare institutions to provide our content to their members. We currently have no agreements or commitments regarding any strategic acquisitions.

Company Information

        We were incorporated in California in August 1998 as nCircle Communications, Inc. In September 1999, we changed our name to Epocrates, Inc., and in May 2006, we reincorporated in Delaware. Our principal executive offices are located at 1100 Park Place, Suite 300, San Mateo, California 94403, and our telephone number is (650) 227-1700. Our website address is http://www.epocrates.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms "Epocrates," "we," "us" and "our" refer to Epocrates, Inc., a Delaware corporation. We use DocAlert®, DocMemo®, Epocrates®, Epocrates Honors®, Epocrates ID®, Epocrates Lab™, Epocrates MedTools®, Epocrates Rx®, Epocrates Rx Pro®, MultiCheck®, PharmFlash®, Epocrates Dx®, Epocrates QuickSurvey®, Epocrates QuickRecruit®, Epocrates MedInsight™, Epocrates MobileResearch™, MobileCME® and Epocrates SxDx® as trademarks in the United States and other countries. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares
Common stock offered by selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We plan to use the net proceeds of this offering to pay approximately $22.2 million of cumulative dividends (accrued through June 30, 2008) to the holders of our Series B preferred stock and the remainder for general corporate purposes, including working capital, research and development, sales and marketing and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products and technologies that are complementary to our business. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk factors
See the section of this prospectus entitled "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	EPOC

        The foregoing information regarding the number of shares of our common stock to be outstanding immediately after this offering is based on 24,134,769 shares outstanding as of June 30, 2008, on an as-converted basis, and excludes:

  •
  5,366,081 shares of common stock issuable upon the exercise of outstanding options under our 1999 Stock Option Plan as of June 30, 2008, which will be amended and restated as our 2008 Equity Incentive Plan effective immediately upon the signing of the underwriting agreement for this offering, with a weighted average exercise price of $4.24 per share;

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  1,671,232 additional shares of common stock reserved and available for future issuance under our 1999 Stock Option Plan as of June 30, 2008;

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  1,100,000 additional shares of common stock to be reserved and available for future issuance under our 2008 Employee Stock Purchase Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering; and

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  21,044 additional shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock with an exercise price of $5.71 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the conversion of all outstanding shares of our preferred stock into 14,108,410 shares of common stock immediately prior to the closing of this offering;

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  the payment of approximately $22.2 million of cumulative dividends (accrued through June 30, 2008) due to the holders of our Series B preferred stock with a portion of the net proceeds of this offering;

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  the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

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  no exercise of the underwriters' over-allotment option.

SUMMARY FINANCIAL DATA

        The following tables summarize our historical financial data. The statements of operations and statements of cash flows data for the years ended December 31, 2005, 2006 and 2007 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations and statements of cash flows data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008 are derived from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our operating results or financial condition to be expected in the future. You should read this data together with the financial statements and related notes included elsewhere in this prospectus and the information under the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Statements of Operations Data

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands except per share data)
Total revenues, net	$32,536	$49,517	$65,611	$31,079	$38,639
Total cost of revenues(1)	12,369	17,371	22,805	10,803	11,424

Gross profit	20,167	32,146	42,806	20,276	27,215
Operating expenses:(1)
Sales and marketing	11,725	14,975	16,887	8,334	8,886
Research and development	6,483	8,748	10,519	5,105	5,814
General and administrative	5,119	10,725	11,983	5,534	6,266

Total operating expenses	23,327	34,448	39,389	18,973	20,966

Income (loss) from operations	(3,160)	(2,302)	3,417	1,303	6,249
Interest and other income (expense), net	307	889	1,196	642	905

Income (loss) before income taxes	(2,853)	(1,413)	4,613	1,945	7,154
Benefit (provision) for income taxes	(57)	(28)	21,126	(214)	(3,270)

Net income (loss)	(2,910)	(1,441)	25,739	1,731	3,884
Less: accretion of Series B mandatorily redeemable preferred stock dividends	2,824	2,840	2,840	1,420	1,420
Less: allocation of net income to participating preferred stockholders	—	—	15,582	215	1,448

Net income (loss) available to common stockholders	$(5,734)	$(4,281)	$7,317	$96	$1,016

Net income (loss) per common share—basic	$(1.05)	$(0.62)	$0.96	$0.01	$0.10

Net income (loss) per common share—diluted	$(1.05)	$(0.62)	$0.72	$0.01	$0.08

Weighted average shares used in computing net loss per common share—basic	5,449	6,888	7,592	7,342	9,901
Weighted average shares used in computing net loss per common share—dilluted	5,449	6,888	10,135	9,840	12,449
Proforma net income per share—basic (unaudited)			$1.08		$0.16

Proforma net income per share—diluted (unaudited)			$0.98		$0.15

Proforma weighted average common shares outstanding—basic			23,780		24,009
Proforma weighted average common shares outstanding—diluted			26,332		26,567

(1)
Includes stock-based compensation in the following amounts:

Cost of revenues	$31	$58	$178	$94	$78
Sales and marketing	275	503	1,127	707	362
Research and development	225	334	747	400	268
General and administrative	434	374	1,135	426	812

Balance Sheet Data

	As of June 30, 2008
	Actual	Proforma As Adjusted(1)(2)
	(in thousands)
Cash, cash equivalents, and short-term investments	$51,402
Working capital	10,773
Total assets	111,554
Deferred revenue	62,605
Financing liability(3)	20,314
Other long-term obligations	478
Mandatorily redeemable convertible preferred stock	66,242
Accumulated deficit	(47,638)
Stockholders' deficit	(44,329)

(1)
The proforma as adjusted summary balance sheet data as of June 30, 2008 has been adjusted to give effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 14,108,410 shares of common stock upon the closing of this offering and the payment of approximately $22.2 million of cumulative dividends to the holders of our Series B preferred stock (accrued through June 30, 2008), and to give further effect to the sale of                                    shares of our common stock at an assumed initial public offering price of $                        per share, after deducting underwriting discounts and estimated offering expenses payable by us.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $                        per share would increase (decrease) cash, cash equivalents and short-term investments, total assets and stockholders' deficit by $                         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

(3)
Represents a financing liability incurred in connection with the build-out of our existing office space. Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" and Note 5 of our audited financial statements included elsewhere in this prospectus for more information.

Other Financial Data

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Adjusted EBITDA(1)	$(1,688)	$50	$8,510	$3,721	$9,100
Net cash provided by operating activities	11,901	7,130	23,366	10,388	8,915
Capital expenditures	(2,369)	(1,689)	(6,309)	(968)	(1,784)

(1)
Adjusted EBITDA represents net income (loss) before interest income, interest expense, other income (expense), net, cumulative effect of change in accounting principle, benefit (provision) for income taxes, depreciation and amortization and stock-based compensation.

Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

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  EBITDA is widely used by investors to measure a company's operating performance without regard to such items as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

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  investors commonly adjust EBITDA information to eliminate the effect of stock-based compensation expenses and other charges, which can vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

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  as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

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  as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

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  in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; and

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  as a significant performance measurement included in our bonus plan.

The table below sets forth a reconciliation of net income (loss) to Adjusted EBITDA:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Net income (loss)	$(2,910)	$(1,441)	$25,739	$1,731	$3,884
Interest income	(440)	(1,078)	(1,714)	(750)	(808)
Interest expense	—	—	285	—	427
Other income (expense), net	130	189	233	108	(524)
Cumulative effect of change in accounting principle	(3)	—	—	—	—
Benefit (provision) for income taxes	57	28	(21,126)	214	3,270
Depreciation and amortization	513	1,083	1,906	792	1,331
Stock-based compensation	965	1,269	3,187	1,626	1,520

Adjusted EBITDA	(1,688)	50	8,510	3,721	9,100

RISK FACTORS

        Investing in our common stock involves a high degree of risk. This section describes circumstances or events that could have a negative effect on our business. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline and you may lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

If we are unable to retain our existing subscribers and attract new subscribers, especially physician subscribers, our subscription revenue and other services revenue will decline and our business will suffer.

        A necessary condition to our long-term success will be our ability to retain our existing subscribers and attract new subscribers, especially physician subscribers in specialties of interest to our healthcare clients, to our clinical interactive information services and decision support tools. If we are unable to do so, our subscription and interactive information services revenue could decline materially.

        Most of the subscriptions to our services have a term of one year and our subscribers have no obligation to renew their subscriptions when such subscriptions expire. Under certain circumstances, our subscribers may cancel their subscriptions prior to expiration.

        Factors that may affect the renewal rate of our existing subscribers and the rate at which we attract new subscribers for our clinical information and decision support tools include:

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  our ability to provide accurate and up-to-date, high-quality healthcare content, decision support tools, formulary hosting and other services that meet the needs of healthcare professionals and physicians;

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  our ability to provide reliable, error-free applications and to enhance the functionality, availability, performance and features of our existing and future services to meet the evolving requirements and expectations of our existing and future subscribers;

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  the availability, price, performance and functionality of competing products and services, including competing PDA-based, Web-based and traditional products and services; and

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  the ability of the developers of mobile operating systems and mobile devices with which our clinical information is compatible to remain competitive in the marketplace and to be adopted into medical practice and practice workflow, particularly in the face of the increased use of Internet-connected computers within physician offices.

        In addition to the loss of subscription revenue, our inability to attract or retain subscribers, especially physician subscribers, may cause an even more significant decline in revenue from our interactive information services. Revenue from such services is tied directly to our ability to maintain a large subscriber network of healthcare professionals that is attractive to our industry clients. Moreover, as part of our strategy to grow our network of subscribers and leverage this base to generate high margin revenue streams from healthcare industry clients, we plan to devote significant resources to expanding our free product and service offerings. In addition, we plan to more actively focus our marketing efforts on increasing awareness and adoption of our free products and services and on increasing our emphasis on generating indirect revenue from healthcare companies. As a result, we expect our revenues from subscriptions to our paid products to decrease in the future as a percentage of total revenue.

        From 2006 to 2007, our total number of U.S. physician subscribers remained essentially flat. While we have more recently experienced significant growth in the number of U.S. physician subscribers, we are not able to determine whether this is a trend or merely a temporary fluctuation. Any decrease in the number of our U.S. physician subscribers, especially those with particular specialties, could have a negative effect on our revenues.

If we have an insufficient number of subscribers, especially physician subscribers, with desired characteristics for some of our interactive information services or those subscribers do not synchronize their mobile devices with sufficient frequency, we may become unable to timely fulfill the demand for some of our interactive information services from healthcare companies.

        Our ability to meet the demand for delivering clinical messages, CME, formularies and other sponsored content to subscribers' mobile devices is dependent upon our having a sufficient number of subscribers, especially physician subscribers, with desired characteristics synchronizing their mobile devices to our servers through the Internet using our AutoUpdate feature with sufficient frequency during the period for delivery of the service. In addition, we have established business rules and structured our technology to limit the number of clinical messages and sponsored, promotional clinical messages delivered during any single AutoUpdate by a subscriber in order to promote the quality of the subscriber's experience with the clinical messaging service. It is possible that an insufficient number of subscribers will use the AutoUpdate feature during a given service period for our interactive information services, or that demand for promotional clinical messaging sponsorship will exceed the available supply for all or a subset of our subscriber base. In either of these events, our healthcare clients could become dissatisfied with our service. On occasion, for some subsets of our subscribers we have encountered situations in which the demand to send sponsored clinical messages exceeded our ability to deliver the messages to subscribers at historical rates, and we have taken measures to begin to address this situation, including implementing the ability to provide more frequent updates/messages for wireless users and making it easier and faster for users to read our messages. However, we may be unable to grow our interactive information services revenue beyond the bounds of our business rules and technology structure, and changes to such business rules or technology structure could cause our subscribers' satisfaction with and response to our interactive information services to decrease, which could make such changes ineffective in addressing such inability to grow these revenues.

If the response of our subscribers, especially physician subscribers, to our interactive information services decreases, the value of these services will be reduced and our revenue will decline.

        In the past, we have obtained a positive response from our subscribers to our interactive information services, which include CME offerings, offers to participate in market research studies, sponsored clinical messaging and other forms of communication. If, however, our subscribers, particularly physician subscribers, become less responsive or non-responsive to receiving communications or participating in such services, the value of these interactive information services will likely decline, thereby causing slower growth or a decline in sales of these types of services, which in turn would cause our revenue to decline.

If we are unable to continue to provide reliable, accurate, up-to-date and high-quality healthcare content, decision support tools and interactive information services, we will be unable to retain and attract subscribers to our services.

        Interest in our clinical information and interactive information services is based upon our ability to make available accurate, up-to-date, high-quality healthcare content, decision-support tools, formulary hosting and other services that meet the needs of our subscribers. Our ability to do so depends on our ability to:

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  hire and retain qualified physician and pharmacist editors and authors;

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  license quality content from third parties;

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  partner with health plans and insurers to host formulary information; and

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  monitor and respond to changes in user interest in specific topics.

        For several of the clinical references included in our Epocrates Essentials/Essentials Deluxe product, we are particularly dependent on third-party content providers. For example, we license Stedman's Medical Dictionary® 28th Edition and information regarding ICD-9 and CPT® codes from third parties.

        We cannot assure you that we will be able to continue to develop or acquire needed content at a reasonable cost, that there will not be errors or omissions in our developed or licensed content as it is displayed to our subscribers, or that our competitors will not obtain exclusive access to, or develop content that our target subscriber base considers superior to ours. If we are unable to do so for any reason, the value of the content and services that we offer would diminish. As a result, we may be unable to attract and retain subscribers.

        To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and sustain market acceptance, we will need to continue to deploy new tools and features for our clinical information and interactive information services and develop new offerings with enhanced performance and functionality at competitive prices. Accordingly, we will need to properly identify customer needs and anticipate technological advances.

        The development and application of new technologies involve time, substantial costs and risks. Our inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions or customer requirements could result in our services losing market acceptance, and therefore adversely affect our operating results. The new technologies may be significant and expensive, and we cannot assure you that we will be able to implement them quickly and efficiently, or at all. Failure to do so could inhibit our ability to attract or retain subscribers.

        Our software applications and systems may contain defects or errors which could negatively affect our reputation and impair our ability to retain and attract subscribers to our applications and clients purchasing our services. While we test our applications and systems for defects and errors prior to release, defects or errors have been identified from time to time by our internal team and by our subscribers and clients after release. Such defects or errors may occur in the future.

        Any defects or errors that cause interruptions to the availability of our services could result in:

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  lost or delayed market acceptance and sales of our applications and services;

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  loss of subscribers and clients;

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  product liability or breach of contract suits against us;

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  diversion of development resources;

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  injury to our brand and reputation; and

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  increased maintenance and warranty costs.

        While our application subscription and interactive information services agreements typically contain limitations of liability and disclaimers that purport to limit our liability for damages related to defects in our software, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims. We maintain liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may delay or hinder market acceptance of our services, including unrelated services.

If we are unable to maintain credibility of our independence, our business and financial condition could suffer.

        The credibility of our brand is dependent in large part on the medical community's continued perception of us as independent from our healthcare industry clients, particularly pharmaceutical companies. If healthcare professionals and physicians believe that we are too closely associated with such clients as a result of the revenue we receive from their purchase or sponsorship of our interactive information services, the credibility of our brand will diminish. Although we take precautions to remain independent from our healthcare industry clients, including the establishment of our clinical oversight board, separating the development of our application content from our commercial dealings with such clients and clearly labeling the source and responsibility of sponsored messages, programs and activities, we cannot assure you that the medical community will view our content as sufficiently unbiased. If the credibility of our brand is damaged, it will be difficult and expensive to restore the quality of our brand with healthcare professionals and physicians and our business could suffer.

The healthcare information market is highly competitive and we face significant competition for our clinical information, decision support tools and interactive information services.

        The markets in which we participate are competitive, dynamic and subject to developments in technology and the healthcare industry. Currently, we compete with other companies for subscribers to the types of clinical information we offer and for budget dollars from our pharmaceutical, managed care, market research and medical education clients.

        We compete within a broad industry of healthcare content providers for the attention of healthcare professionals, who can choose to use mobile, online and/or print media to reference clinical information. Companies providing online clinical content include Medscape, a division of WebMD Health, and UpToDate. Competition from each of these sources of clinical reference content may lead to a reduction in the renewal rate of our existing subscribers and the rate at which we attract new subscribers for our clinical information.

        Our primary competition for the limited budget dollars available from our clients in the area of interactive information services is from companies, including Medscape, that help pharmaceutical companies market their products, programs and services to healthcare professionals.

        In addition, our market research business competes with companies such as Medefield and DoctorDirectory.com, Inc., both of which recruit physicians to participate in surveys, often by phone, fax, email or surface mail. We also compete with the recruitment arms of market research companies that have assembled their own survey panels of healthcare professionals. To the extent competing channels are available to access healthcare professionals and physicians, the value of our interactive information services to our clients is reduced.

        Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. They may also be better able to develop and deploy new products and services or to take advantage of new technologies than we are. Our inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions, technology or customer requirements could result in our services losing market acceptance, and therefore adversely affect our operating results. New technologies may be significant and expensive, and we cannot assure you that we will be able to implement them quickly and efficiently, or at all. We cannot assure you that we will be able to compete successfully against these organizations or any alliances they have formed or may form.

        Moreover, the competitive market in which we participate may require us to reduce the prices of our services or the rates we charge our clients. If our competitors offer discounts on certain applications or services, we may be required to reduce prices or offer our products on less favorable terms to compete successfully. A reduction in the prices of our services would reduce our margins. Some of our competitors may bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our services. If we cannot offset price reductions with a corresponding increase in sales volume, our operating results would be adversely affected.

We are dependent on the limited number of mobile operating systems and mobile devices that are compatible with our applications remaining competitive in the marketplace.

        Our mobile clinical information is compatible with a limited number of mobile operating systems. While we offer online services, the majority of our subscribers and our interactive information services are on mobile devices. We depend on the continuing compatibility of our clinical information and services with such operating systems and mobile devices and with evolving industry standards and protocols to run our mobile clinical information.

        In addition, we are dependent on the ability of the developers of the limited number of mobile operating systems and mobile devices with which our clinical information is compatible to remain competitive in the medical community and the general marketplace. To remain competitive, developers of such mobile operating systems and mobile devices may need to timely enhance their products, develop new operating systems or devices or take other actions which are outside of our control. If a mobile operating system or mobile device that is incompatible with our clinical reference application achieves widespread use and acceptance in the medical community, or if the use of Internet resources or other non-mobile device resources becomes more attractive than what is offered for mobile devices and operating systems, we may be unable to retain or attract subscribers to our applications. In particular, our native application is not compatible with Symbian-based devices or Linux-based devices expected to be released in the near future, any of which may lead to a loss of subscribers if those devices attract a significant customer base.

We have identified material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements in our financial statements.

        In connection with the preparation of our financial statements for the years ended December 31, 2005, 2006 and 2007, we have identified certain matters involving our internal control over financial reporting that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board, or PCAOB.

        The PCAOB defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected by our employees. A significant deficiency is defined as a control deficiency, or a combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

        The material weaknesses identified were in the areas of financial reporting, where inadequate staffing, supervision, systems, processes and controls resulted in untimely identification and resolution of certain accounting matters, and revenue recognition, where there were inadequate internal controls regarding concessions granted to customers.

        In 2006 and 2007, we took steps to address these material weaknesses by hiring additional personnel with technical accounting expertise and by implementing systems, processes and controls designed to improve our revenue recognition and financial reporting processes. We are continuing to improve our revenue recognition and financial reporting processes in 2008 by identifying, recruiting and training personnel with the appropriate accounting skills, identifying manual processes which can be better controlled by automating those processes and upgrading existing or implementing new financial reporting systems and controls. However, we will not be able to make a determination that we have remediated these material weaknesses until the procedures that we put in place have been working for a sufficient period of time for us to determine that they are effective. As a result of this and similar activities, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to create efficiencies in our financial reporting processes, we will be unable to produce accurate financial statements in a timely manner and our operating results, our ability to operate our business and our stock price will be adversely affected and could result in our being delisted from The NASDAQ Global Market.

        Historically, our financial reporting process has required a substantial amount of time to complete. For example, we were not able to issue financial statements for the years ended December 31, 2004, 2005 and 2006 until the fourth quarter of 2007. The protracted length of time required to issue such financial statements was due in large part to the following:

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  Data integrity.  Our inability to generate contemporaneous data required us to reconstruct our historical records from disorganized and incomplete historical data.

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  Incorrect initial accounting judgments.  Several initial accounting judgments made by us were later determined to be incorrect. In particular, our accounting was found to be incorrect which required us to do a material amount of accounting rework in connection with the corrected conclusions in the areas of revenue recognition when concessions exist, lease accounting and capitalization of internal use software.

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  Heavy reliance on the use of spreadsheets.  Prior to implementing more efficient software and systems, we relied heavily on spreadsheets in our accounting. Spreadsheets tend to be cumbersome, error prone and subject to software failure due to the volume of data requiring processing.

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  Lack of appropriate staffing of internal accounting personnel.  Historically we have not had the necessary internal accounting staffing levels with the appropriate skills and levels of expertise.

        Although we are in the process of remediating our material weaknesses and have made a number of changes and additions with respect to internal and external staffing, we have not yet gone through a year-end financial reporting process since having made such changes and cannot be certain that our financial reporting processes in the future will be more efficient than they have been historically. Any failure by us to implement or maintain required new or improved controls could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect management's assessment of our disclosure controls and procedures, required with the filing of our quarterly and annual reports after our initial public offering, and the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting that will be required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information. In addition, during the periods in which our reports may be late, we would not be in compliance with the continued listing requirements of The NASDAQ Global Market. We will be required to comply with these rules as a condition of the continued listing of our stock on The NASDAQ Global Market. If we are unable to timely file these reports in the future, it may impede your access to important information about us and, in the case of a prolonged delay in filing, result in our common stock being delisted from The NASDAQ Global Market. Delisting could result in our common stock no longer being traded on any securities exchange or over-the-counter market and could impact its liquidity and price.

We have incurred and may continue to incur losses.

        We have incurred losses in all but four of our fiscal quarters since our inception. We achieved income before taxes of $4.6 million for the year ended December 31, 2007 and $7.2 million for the six months ended June 30, 2008; however, we experienced a loss before income taxes of $6.2 million, $2.9 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively. As of June 30, 2008, our accumulated deficit was $44.3 million. In reviewing the financial information contained in this prospectus, you should not consider our recent growth in quarterly or annual revenue as necessarily indicative of our future performance. We expect our sales, marketing, research and development and other operating expenses to increase in the future as we expand our business. In addition, we expect to incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. If our revenue does not grow to offset any increased expenses, we may be unable to sustain our profitability. Our ability to achieve and maintain profitability will depend on, among other things, our ability to successfully market our clinical reference services in order to retain and attract subscribers, enhance our services or create new products and services, respond to competitive developments and attract and retain qualified sales, technical and management employees. Even if we are able to sustain profitability, we may not be able to maintain or increase profitability on a quarterly or annual basis.

Our operating results have fluctuated and are likely to continue to fluctuate, which might make our quarterly results difficult to predict and could cause our stock price to decline or exhibit volatility.

        Our operating results are likely to fluctuate as a result of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful and you should not rely on our past results as an indication of future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

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  demand for and market acceptance of our services;

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  factors relating to client budget cycles and other factors that may affect the timing of promotional campaigns for specific products or demand for our services by our clients;

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  changes in client demand as a result of delays or changes in product approvals, changes in marketing strategies, modifications of client budgets and similar matters;

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  the length of sales cycles and fulfillment periods of our services to large pharmaceutical companies, health insurers, CME providers and other segments of the healthcare industry;

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  expansion of marketing and support operations; and

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  the timing of new product introductions and product enhancements by us or our competitors.

        The majority of our clinical information subscriptions have terms of one year and our contracts with our other healthcare industry clients for our interactive information services range from one to three years. We cannot assure you that our current subscribers and other clients will continue to participate in our existing programs beyond the terms of their existing contracts or that they will enter into any additional contracts for new programs that we offer.

        In addition, the time between the date of the signing of the contract with a client for a program, the actual fulfillment of the services under such contract and the revenue recognition associated with such revenues may be lengthy, especially for larger contracts with multiple deliverables, and may be subject to delays over which we have little or no control, including those that result from the client's need for internal approvals. Other factors that could affect the timing of our interactive information services revenue include:

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  variations in the marketing budgets allocated for the types of services we offer;

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  the timing of Federal Food and Drug Administration, or FDA, approval for new products or for new approved uses for existing products;

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  factors that may affect the timing of promotional campaigns for specific products;

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  the scheduling of conferences for physicians and other healthcare professionals; and

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  a client's desire to bundle programs.

Because we recognize revenue from our clinical information subscriptions and certain of our interactive information services over the term or at the end of the service period, a significant downturn in our business may not be reflected immediately in our operating results, which makes it more difficult to evaluate our prospects.

        We recognize revenue from subscription agreements monthly over the terms of these agreements, which are typically one year. In most cases, we recognize revenue from our interactive information services at the end of the service period or upon delivery of the final service element. As a result, a significant portion of the revenue we report in each quarter is generated from subscription and service agreements entered into during prior periods. Consequently, a decline in new or renewed subscriptions or service agreements in any one quarter may not affect our financial performance in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our costs, many of which are fixed, in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our services may not be reflected in our short-term results of operations, which would make our reported results less indicative of our future prospects.

Developments in the healthcare industry could negatively affect our business.

        Most of our revenue is derived from the healthcare industry and could be reduced by changes affecting healthcare spending. General reductions in expenditures by healthcare industry participants could result from, among other things:

  •
  government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payors or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

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  consolidation of healthcare industry participants;

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  reductions in governmental funding for healthcare; and

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  adverse changes in business or economic conditions affecting healthcare payors or providers, pharmaceutical companies or other healthcare industry participants.

        We are particularly dependent upon pharmaceutical companies for our interactive information services revenue. Our business will be harmed if business or economic conditions result in the reduction of purchases by such clients or the non-renewal of our agreements with such clients.

        Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific segments of the market we serve or are planning to serve. For example, purchase of our services could be affected by:

  •
  changes in the design of health insurance plans;

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  a decrease in the number of, or the market exclusivity available to, new drugs coming to market;

  •
  decreases in marketing expenditures by pharmaceutical companies as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical companies; and

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  state or federal legislation requiring the disclosure of, or otherwise regulating, honorarium payments to physicians for participation in market research activities.

        In addition, our clients' expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to services of the types we provide.

        The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

We are dependent upon our senior executive management and other highly specialized personnel and the loss or failure to identify, hire, motivate and retain additional highly specialized personnel could negatively impact our ability to grow our business.

        Our success and the execution of our growth strategy depend largely on the continued service of our senior executive management team. The loss of any of our senior executive officers could have a negative impact on our ability to manage and grow our business effectively. We cannot assure you that in such an event we would be able to replace any member of senior executive management in a timely manner, or at all, on acceptable terms.

        Our future success and the execution of our growth strategy also depend largely on our continuing ability to identify, hire, develop, motivate and retain highly specialized personnel, including software engineers, physician authors and other technical, sales and marketing personnel. Our competitors, employers in other industries, healthcare providers, academic institutions and governmental entities and organizations also often seek persons with similar qualifications. We cannot assure you that we will be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or that we will be able to do so at salary and benefit costs that are acceptable to us.

We may be subject to claims brought against us as a result of the services we provide.

        Healthcare professionals and physicians access information through our clinical information and interactive information services, including information regarding particular medical conditions and the use of particular medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that patients, physicians, employees, health plan members or others may sue us if they are harmed as a result of such inaccuracies. We have editorial procedures in place to provide quality control of the information that we publish or provide. However, we cannot assure you that our editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Although our agreements for the performance of our services contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by subscribers or third parties that our online agreements are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and financial condition and require costly changes to our business.

        In addition, third parties may assert claims against us alleging infringement of copyrights, trademark rights, or other proprietary rights, or alleging unfair competition or violations of privacy rights. We could also be subject to claims for indemnification resulting from infringement claims made against our clients and third-party service providers for third-party products and content that are incorporated into our clinical information if they are found to infringe the intellectual property rights of others, which could increase our defense costs and potential damages. Any of these events could be expensive and time consuming to resolve or defend, may require us to change our business practices and could have a negative effect on our business and financial condition.

        For example, one of our competitors, WebMD, has made assertions about our business and our business practices. WebMD has retained outside counsel and has asserted that they are prepared to pursue claims against us including claims under the Lanham Act and state laws regarding unfair competition and false advertising. They have also asserted their rights to contact governmental agencies to investigate our business practices. Although we believe that their claims are without merit and that our business practices are both legal and ethical, WebMD may nevertheless choose to pursue legal action.

        We could be required to spend significant amounts of time and money to defend ourselves against any such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms, or at all. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from our operations. We maintain general liability insurance coverage, including coverage for errors and omissions, however this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on acceptable terms. Further, the insurer could disclaim coverage as to any future claim. In addition, our business is based on establishing the reputation of our services as trustworthy and dependable sources of healthcare information. Allegations of impropriety or inaccuracy, even if unfounded, could therefore harm our reputation and business.

Healthcare and consumer protection regulations and legislation create risks and challenges with respect to our compliance efforts and our business strategies.

        The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. Many healthcare laws are complex and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not contemplate the clinical information and interactive information services that we provide. However, these laws and regulations may nonetheless be applied to our services. We are also subject to various federal and state consumer protection laws. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply with them, could create liability for us, result in adverse publicity and negatively affect our businesses. Some of the risks we face from healthcare and consumer protection regulations are as follows:

        Regulation of drug and medical device advertising and promotion.    We provide services involving promotion of prescription and over-the-counter drugs and medical devices. Any increase in regulation of these areas by the FDA, the Federal Trade Commission, or FTC, or other governmental bodies at the federal, state or local level, could make it more difficult for us to contract for certain of our interactive information services. Physician groups and others have criticized the FDA's current policies and have called for restrictions on advertising of prescription drugs and for increased FDA enforcement. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws would be enacted that impose restrictions on such marketing and advertising. Our interactive information services revenues could be materially reduced by additional restrictions on the marketing or advertising of prescription drugs and medical devices, whether imposed by law or regulation or by policies adopted by industry members.

        If the FDA, the FTC or another governmental body finds that any information available on our website or distributed by us violates FDA, FTC or other laws or regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state's consumer protection statutes or other new or existing laws.

        Anti-kickback laws.    Healthcare anti-kickback laws prohibit any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws may restrict how we and some of our clients market products to healthcare providers. The laws in this area are broadly written and it is often difficult to determine precisely how the laws will be applied in specific circumstances. Penalties for violating the federal anti-kickback laws include imprisonment, fines and exclusion from participating, directly or indirectly, in federal healthcare programs. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate some portions of our operations. Even an unsuccessful challenge by regulatory authorities of our practices could result in negative publicity and it could be costly for us to respond.

        Legislation relating to payments to physicians.    Recent legislation enacted or pending in several states and introduced in Congress at the federal level mandates public disclosure of, or otherwise regulates or limits the providing of, certain gifts and payments by pharmaceutical companies to physicians. These state laws may be interpreted to cover honorarium payments made to physicians for participation in market research activities sponsored by pharmaceutical companies. Because we currently provide market research services involving participants from our subscriber base, the increased adoption and enforcement of these laws and the application of any public disclosure requirements or other limitations may have a negative impact on the ability of pharmaceutical companies to sponsor these activities or the willingness of physicians to participate in the market research. To date, we have not experienced a significant reduction in our market research services business as a result of these laws in the few jurisdictions in which they have been enacted. However, we cannot predict how pharmaceutical companies or physicians will respond if such legislation becomes more widespread or is enacted at the federal level. A significant decline in the sponsorship of our market research services by pharmaceutical companies or the agencies that represent such companies, or a significant decline in physicians' willingness to participate in such studies could negatively impact our operating results.

        Medical professional regulation.    The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. We do not believe that we engage in the practice of medicine and we have attempted to structure our services, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. We employ and contract with physicians who provide only medical information to subscribers, some of whom may be consumers, and we do not intend to provide medical care or advice. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

        Anti-spam regulation.    We may also be required to comply with current or future anti-spam legislation by limiting or modifying some of our interactive information services, such as our clinical messaging, which may result in a reduction in our revenue. One such law, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with the sending of commercial e-mail. CAN-SPAM or similar laws may impose burdens on our subscriber communication practices and on certain of our services, which in turn could harm our ability to attract new clients and increase revenues.

        Other consumer protection regulation.    The Children's Online Privacy Protection Act, or COPPA, applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children and operators of general audience sites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our sites are not directed at children and we employ a kick-out procedure whereby anyone identifying themselves as being under the age of 13 during the registration process is not allowed to register to obtain our clinical information or participate in our services. COPPA, however, is a relatively new law, can be applied broadly and is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application or interpretation of this law could create liability for us, result in adverse publicity and negatively affect our business.

        The FTC and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of website or other electronic content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. A number of states, including California, have enacted laws or are considering the enactment of laws governing the release of credit card or other personal information received from consumers. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. We believe that we are in compliance with these consumer protection standards, but a determination by a state or federal agency or court that any of our practices do not meet these standards could result in liability and adversely affect our business. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

        In addition, several foreign governments have regulations dealing with the collection and use of personal information obtained from their citizens. Those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them unintentionally. Any such developments, or developments stemming from enactment or modification of other laws, or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our business.

We rely on bandwidth providers, co-location data center providers, other third parties and our own systems for key aspects of the process of providing and updating content to our subscribers and performing services for our clients, and any failure or interruption in the services provided by these third parties or our own systems could harm our business.

        Our subscribers expect to be able to update our applications and access our services 24 hours a day, seven days a week, without interruption. However, we have experienced and expect that we will in the future experience interruptions and delays in services and availability from time to time. We rely on internal systems, as well as third-party vendors, including a co-location service provider and bandwidth providers, to provide our online services.

        We have computing and communications hardware operations located at our facilities in San Mateo, California, and in a co-location service administered by AT&T, Inc. in Palo Alto, California. In the event of a catastrophic event at one of these sites, we may experience an extended period of system unavailability which could negatively impact our relationship with subscribers and adversely affect our brand and our business. In particular, both of our co-location facilities are located in the same seismically active location in the San Francisco Bay Area.

        Any disruption in the network access or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise little control over these third-party vendors, which increases our vulnerability to problems with services they provide.

        Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and interactive information services or our own systems could negatively impact our relationships with subscribers and clients, adversely affect our brand and our business and potentially expose us to liability to third parties. Although we maintain insurance for our business, the coverage under our policies generally only covers losses due to our negligence, and therefore may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

If the systems we use to provide our services experience security breaches or are otherwise perceived to be insecure, our business could suffer.

        We retain and transmit confidential information in the processing centers and other facilities we use to provide online services. It is critical that such facilities and infrastructure remain secure and be perceived by the marketplace as secure. A security breach could damage our reputation or result in liability. We may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of our security, whether as a result of our own systems or the systems that they interface with, could reduce demand for our services and could subject us to legal claims from our clients and subscribers, including claims for breach of contract or breach of warranty, or regulatory enforcement actions against us by the government.

We may not be successful in protecting our intellectual property and proprietary rights.

        Our success depends to a significant degree on our proprietary technology and other intellectual property. We rely on a combination of copyright, trade secret, patent and other intellectual property laws and confidentiality procedures to protect our proprietary rights. We also enter into confidentiality and invention assignment agreements with our employees and consultants and with the parties with whom we have strategic relationships and business alliances, and our agreements with subscribers limit their use of the software and content provided to them. No assurance can be given that these agreements will be effective in controlling access to and distribution of our clinical and other proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours and our clinical information.

        Our pending patent and trademark registration applications may not be allowed, and our competitors and others may challenge the validity or scope of our patents or trademark registrations. If we do not receive the patents or trademark registrations we seek, or if other problems arise with our intellectual property, our competitiveness could be significantly impaired and our business, operations and prospects may suffer. In addition, we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our clinical information and use information that we regard as proprietary to create products and services that compete with ours. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our clinical and other proprietary information may increase. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

We may be subject to claims by third parties that we are infringing their intellectual property, we may be prevented from selling certain services and we may incur significant expenses in resolving these claims.

        We may receive claims of infringement from third parties or otherwise become aware of relevant patents or other intellectual property rights of third parties that may lead to disputes and litigation. Any claims made against us regarding patents or other intellectual property rights could be expensive and time consuming to resolve or defend and could have a negative effect on our business. We expect that software application developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties.

        We may also be required to indemnify our clients and third-party service providers for third-party products and content that are incorporated into our clinical information if they are found to infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be effective or adequate to protect us.

        Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products or to obtain licenses to any intellectual property we may be found to infringe. We may also be subject to potentially significant damages or injunctions against the sale of certain applications or use of certain technologies, and there can be no assurance that any such litigation can be avoided or successfully concluded. There can be no assurance that our technologies or products do not infringe the proprietary rights of third parties or that such parties will not initiate infringement actions against us.

Our use of "open source" software could adversely affect our ability to sell our products and subject us to possible litigation.

        A significant portion of the products or technologies licensed or developed by us may incorporate so-called "open source" software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, "Apache-style" licenses, "Berkeley Software Distribution," "BSD-style" licenses and other open source licenses. We attempt to monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend; however, there can be no assurance that our efforts have been or will be successful. There is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use particular open source software at no cost to the user; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license.

        If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal costs defending ourselves against such allegations, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

We face potential liability related to the privacy and security of personal information we collect from healthcare professionals and physicians through our applications.

        Online user privacy has become a major issue both in the United States and abroad. The European Union, or EU, recently adopted the Data Protection Directive, or DPD, imposing strict regulations and establishing a series of requirements regarding the collection and use of personally identifiable information online. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada's Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use or disclose personal information in the course of commercial activities. We have privacy policies posted with our services that we believe comply with applicable laws requiring notice to subscribers about our information collection, use and disclosure practices. However, whether and how existing local and international privacy and consumer protection laws in various jurisdictions apply to the Internet and other online technologies is still uncertain and may take years to resolve. United States and international privacy laws and regulations, if drafted or interpreted broadly, could be deemed to apply to the technology we use, and could restrict our information collection methods or decrease the amount and utility of the information that we would be permitted to collect. Any legislation or regulation in the area of privacy of personal information could affect the way we operate our online services and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our products or increase the costs associated with selling our products, and may affect our ability to invest in or jointly develop products in the United States and in foreign jurisdictions. Further, we cannot assure you that the privacy policies and other statements on our applications or our practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

        The Privacy Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses, healthcare providers and their business associates. While we do not currently handle patient-identifiable information and these Privacy Standards do not apply directly to us, we may develop new products or services that would expose us to patient-identifiable information, in which case we may become subject to HIPAA and other similar state and federal laws governing the collection, dissemination, use, access to and confidentiality of patient-identifiable information.

Changes in industry guidelines or government regulation could adversely affect our continuing medical education offerings.

        Accredited CME activities are subject to industry guidelines and government regulation. The CME activities that our medical education clients provide through us are planned and implemented in accordance with the Essential Areas and Policies of the Accreditation Council for Continuing Medical Education, or ACCME, which oversees providers of CME credit and other applicable accreditation quality and standards in the United States. Although we are not an accredited ACCME provider, changes in ACCME accreditation standards may affect our business by affecting our CME provider clients. In September 2004, ACCME revised its standards for commercial support of CME. The revised standards are intended to ensure, among other things, that CME activities of ACCME-accredited providers are independent of providers of healthcare goods and services that fund the development of CME. ACCME required accredited providers to implement these standards by May 2005. Implementation has required additional disclosures to CME participants about those in a position to influence content and other adjustments to the management and operations of our CME programs. We believe we have modified our procedures as appropriate so that our CME provider sponsors may meet the revised standards. However, we cannot be certain whether these adjustments will ensure that they meet the new standards or predict whether ACCME will impose additional requirements.

        CME activities may also be subject to government regulation by the FDA, the Office of the Inspector General of HHS and state regulatory agencies.

        During the past several years, educational programs directed toward physicians, including CME, have been subject to increased scrutiny to ensure that sponsors do not influence or control the content of the program. In response to governmental and industry initiatives, pharmaceutical companies have been developing and implementing internal controls and procedures that promote adherence to applicable regulations and requirements. In implementing these controls and procedures, different clients may interpret the regulations and requirements differently and may implement procedures or requirements that vary from client to client. These controls and procedures:

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  may discourage pharmaceutical companies from engaging in educational activities;

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  may slow their internal approval for such programs;

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  may reduce the volume of sponsored educational programs implemented through us to levels that are lower than in the past; and

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  may require us to make changes to the way we offer or provide educational programs, including CME.

        In addition, future changes to existing regulations or accreditation standards, or to the internal compliance programs of clients or potential clients, may further discourage or prohibit clients or potential clients from engaging in educational activities with us, or may require us to make further changes in the way we offer or provide educational programs.

Governmental and private initiatives to support the adoption of healthcare information technology or to otherwise improve the availability of healthcare information may encourage additional companies or governmental agencies to compete with us.

        There are currently numerous federal, state and private initiatives and studies seeking ways to increase the use of information technology in healthcare or otherwise improve the availability of healthcare information as a means of improving care and reducing costs. For example, the HHS issued a report in 2004 entitled "The Decade of Health Information Technology: Delivering Consumer-centric and Information-rich Healthcare." The report was followed up by a Request for Information and, in June 2005, several Requests for Proposals. In addition, several bills were introduced in 2006 and 2007 in both the U.S. Senate and the U.S. House of Representatives reflecting various approaches to fostering the use of information technology in healthcare. Public and private healthcare payors have also implemented "pay-for-performance" programs that frequently create financial incentives for healthcare providers to adopt healthcare information technology. These initiatives may encourage more companies to develop products and services that compete with us. It is difficult to predict the effect that these initiatives may have on our business, and we cannot assure you that we will adequately address the risks created by these initiatives or that we will be able to take advantage of any resulting opportunities.

We provide some of our clinical information internationally and may in the future establish international operations and, as a result, face diverse risks related to engaging in international business.

        Although the substantial majority of our subscribers are located in the United States, we currently have subscribers in numerous other countries. We are subject to the risks of conducting business internationally, including:

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  unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

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  exposure to a broader, more diverse set of regulations;

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  more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

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  changes in a specific country's or region's political or economic conditions;

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  unfavorable currency exchange rates;

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  exposure to competitors who are more familiar with local markets;

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  limited or unfavorable intellectual property protection; and

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  restrictions on repatriation of earnings.

        In addition, in the future, we may expand geographically through product development and strategic alliances. However, our products and services may not be accepted in international markets and any potential international operations involve a variety of risks. We have limited experience in marketing, selling and supporting our services abroad. In addition, while Symbian is the most widely used mobile operating system in Europe, our clinical information and interactive information services are not compatible with Symbian-based devices. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules of the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

        The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2009. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

        Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal control from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

If we acquire or invest in other companies, assets or technologies and we are not able to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

        If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe to be strategic. We do not have any experience in doing so, and if we do succeed in acquiring or investing in a company, asset or technology, we will be exposed to a number of risks, including:

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  we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

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  we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

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  our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

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  we may encounter difficulty entering and competing in new product or geographic markets, and we may face increased competition, including price competition or intellectual property litigation; and

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  we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

        In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted and earnings per share amounts might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

        We significantly expanded our operations in 2006 and 2007. For example, during the period from December 31, 2005 to December 31, 2007, we increased the number of our employees and full-time contractors by 57%, from 148 to 232. We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, projected increases in our customer base and anticipated growth in the number of product deployments. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures. Further, we intend to grow our business by entering new markets, developing new product and service offerings and pursuing new customers. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, resulting operating inefficiencies could increase costs and expenses more than we planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results likely would be negatively impacted.

Business interruptions due to natural disasters and other events could adversely affect our business.

        Our operations can be subject to natural disasters and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, terrorist attacks and acts of war. For example, the majority of our operations are based in Northern California near major earthquake faults that are considered seismically active. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm.

        Although we carry business interruption insurance, it only covers some, but not all, of these potential events, and even for those events that are covered, may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and customer loyalty.

Risks Related to Ownership of Our Common Stock and this Offering

As our common stock has not been publicly traded, we expect that the price of our common stock may fluctuate substantially.

        Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of our common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

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  quarterly variations in our operating results, or the operating results of our competitors;

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  the timing of revenue recognition;

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  the volume and timing of orders from our clients and subscribers;

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  the announcement of new products or service enhancements by us or our competitors;

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  announcements related to litigation;

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  changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

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  the depth and liquidity of the market for our common stock;

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  changing legal or regulatory requirements;

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  developments in our industry or the medical or pharmaceutical industries generally; and

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  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

        In addition, the stock market in general, and The NASDAQ Global Market in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expense and the diversion of our management's attention from our business.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

        Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. In addition, the trading market for our common stock may be affected in part by the research and reports that industry or financial analysts do publish about us or our business. If one or more of the analysts who elect to cover us downgrades our stock, our stock price may decline. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

        The assumed initial public offering price is substantially higher than the book value per share of our outstanding common stock. If you purchase common stock in this offering, you will incur immediate dilution of $                per share based on the assumed initial public offering price of $                per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately                 % of the total amount we have raised to fund our operations, but will own only approximately                % of our common stock, based upon the number of shares outstanding as of June 30, 2008. The exercise of outstanding options and a warrant and other future equity issuances, including future public offerings or private placements of equity securities and any additional shares issued in connection with acquisitions may result in further economic dilution to investors. For a further description of dilution that you will experience immediately after this offering, see the section of this prospectus entitled "Dilution."

Sales of a substantial number of shares of our common stock may cause the price of our common stock to decline.

        If our stockholders sell substantial amounts of our common stock in the public market after this offering or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline. After this offering, we will have                shares of common stock outstanding based on the number of shares outstanding as of June 30, 2008. All of the                shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares outstanding upon the closing of this offering, 21,161,992 shares may be sold pursuant to Rule 144 and 701 upon the expiration of lock-up agreements that expire 180 days after the date of this prospectus unless otherwise extended or waived as described in "Shares Eligible for Future Sale."

        Following this offering, existing stockholders holding an aggregate of approximately 14,995,448 shares of common stock on an as-converted basis, including 21,044 shares of common stock issuable upon the exercise of an outstanding warrant, will have rights, subject to some conditions, that permit them to require us to file a registration statement with the SEC or include their shares in registration statements that we may file for ourselves or other stockholders. If we register the sale of their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market. Promptly following this offering, we intend to register approximately 8,137,313 shares of common stock for issuance under our stock plans. As of June 30, 2008, 5,366,081 shares were subject to outstanding options, with a weighted average exercise price of $4.24 per share, of which approximately 2,598,992 were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

        After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately                 % of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control our management and affairs and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

        The net proceeds of this offering will be used to pay approximately $22.2 million of aggregate cumulative dividends (accrued through June 30, 2008) due to the holders of our Series B preferred stock, with the balance to be used for general corporate purposes. Other than the repayment of cumulative dividends, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure of our management to apply the net proceeds of this offering effectively could harm our business, financial condition and results of operations.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

        In addition to the effect that the concentration of ownership by our officers, directors and significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may enable our management to resist a change of control. These provisions may discourage, delay or prevent a change in our ownership or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our amended and restated certificate of incorporation or amended and restated bylaws effective upon the completion of this offering, include:

  •
  our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  advance notice requirements for stockholders for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings;

  •
  stockholder action by written consent will be prohibited;

  •
  special meetings of the stockholders will be permitted to be called only by a majority of our board of directors, the chairman of our board of directors or our chief executive officer;

  •
  stockholders will not be permitted to cumulate their votes for the election of directors;

  •
  newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors, even though less than a quorum is then in office;

  •
  our board of directors will be expressly authorized to modify, alter or repeal our amended and restated bylaws; and

  •
  stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least a majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

        We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include, but are not limited to, statements about:

  •
  expectations of future operating results or financial performance;

  •
  introduction of new products and services; and

  •
  plans for growth and future operations.

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail in the section of this prospectus entitled "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

        Except as required by law, we assume no obligation to update these forward- looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that we will receive approximately $           million in net proceeds from this offering, or $           million if the underwriters' over-allotment option is exercised in full, based upon an assumed initial public offering price of $          per share, after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) net proceeds by $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducing the underwriting discounts and estimated offering expenses payable by us.

        We expect to use our net proceeds from this offering as follows:

  •
  approximately $22.2 million to pay the aggregate cumulative dividends (accrued through June 30, 2008) due to the holders of our Series B preferred stock; and

  •
  the balance for general corporate purposes, including working capital, research and development, sales and marketing and capital expenditures.

        We will retain broad discretion in the allocation of a substantial portion of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        Other than the aggregate cumulative dividends of approximately $22.2 million (accrued through June 30, 2008) that we will pay to the holders of our Series B preferred stock with a portion of the net proceeds from this offering, we have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business, and therefore do not anticipate paying any other cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions and such other factors that our board of directors deems appropriate.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2008:

  •
  on an actual basis;

  •
  on a proforma as adjusted basis to give effect to:

•
the conversion of all outstanding shares of our preferred stock into an aggregate of 14,108,410 shares of common stock upon the closing of this offering;

•
the payment of approximately $22.2 million of cumulative dividends (accrued through June 30, 2008) to the holders of our Series B preferred stock; and

•
the sale by us of                shares of our common stock at an assumed initial public offering price of $                per share, after deducting underwriting discounts and estimated offering expenses payable by us.

        You should read this table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2008
	Actual	Proforma As Adjusted(1)
	(in thousands, except share and per share data)
Mandatorily redeemable convertible preferred stock, $0.001 par value per share; 15,303,866 shares authorized, 13,142,352 issued and outstanding, actual; shares authorized, issued or outstanding, proforma as adjusted	$64,822	$
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; authorized, shares issued and outstanding, proforma as adjusted	—		—
Common stock, $0.001 par value per share; 38,332,575 shares authorized, 10,026,359 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, proforma as adjusted	10		—
Additional paid-in capital	3,290
Deferred stock-based compensation	(168)
Accumulated other comprehensive income	9
Accumulated deficit	(51,522)

Total capitalization	$(48,381)	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) each of additional paid-in capital, total stockholders' equity (deficit) and total capitalization by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

        The foregoing information regarding the number of shares of our common stock to be outstanding immediately after this offering is based on 24,134,769 shares outstanding as of June 30, 2008, on an as-converted basis, and excludes:

  •
  5,366,081 shares of common stock issuable upon the exercise of outstanding options under our 1999 Stock Option Plan as of June 30, 2008, which will be amended and restated as the 2008

    Equity Incentive Plan effective immediately upon the signing of the underwriting agreement for this offering, with a weighted average exercise price of $4.24 per share;

  •
  1,671,232 additional shares of common stock reserved and available for future issuance under our 1999 Stock Option Plan as of June 30, 2008, which will be amended and restated as the 2008 Equity Incentive Plan effective immediately upon the signing of the underwriting agreement for this offering;

  •
  1,100,000 additional shares of common stock to be reserved and available for future issuance under our 2008 Employee Stock Purchase Plan which will become effective immediately upon the signing of the underwriting agreement for this offering; and

  •
  21,044 additional shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock, with an exercise price of $5.71 per share.

DILUTION

        If you invest in our common stock in this offering, your ownership will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

        Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our historical net tangible book value as of June 30, 2008 was approximately $21.8 million, or approximately $0.90 per share of common stock. After giving effect to the sale by us of                        shares of common stock in this offering at an assumed initial public offering price of $                per share, after deducting underwriting discounts and estimated offering expenses payable by us, including the payment of approximately $22.2 million of cumulative dividends (accrued through June 30, 2008) to the holders of our Series B preferred stock with a portion of the net proceeds of this offering, our net tangible book value as of June 30, 2008 would have been approximately $                 million, or approximately $                per share of common stock. This represents an immediate increase in net tangible book value of $                per share to existing stockholders and an immediate dilution of $                per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of June 30, 2008		$0.90
Proforma increase in net tangible book value per share attributable to the conversion of all outstanding shares of preferred stock as of June 30, 2008	$

Proforma net tangible book value per share as of June 30, 2008	$
Increase in proforma net tangible book value per share attributable to this offering	$

As adjusted proforma net tangible book value per share after this offering			$

Dilution per share to new investors			$

        A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) our as adjusted proforma net tangible book value by $                 million, or $                per share, and the dilution in as adjusted proforma net tangible book value per share to new investors by $                per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option to purchase                        additional shares from us, our as adjusted proforma net tangible book value per share as of June 30, 2008 would have been $                per share, representing an immediate increase in net tangible book value to our existing stockholders of $                per share and an immediate dilution of $                per share to new investors in this offering.

        The following table summarizes as of June 30, 2008, on the as adjusted proforma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering

price of $                per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,134,769%		$		%	$
New investors			$			$

Total		100%		$100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) total consideration paid by new investors by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

        If the underwriters' over-allotment option to purchase                additional shares from us in this offering is exercised in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders after the completion of this offering will be approximately                % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors after the completion of this offering will be                , or approximately                % of the total number of shares of our common stock outstanding after this offering.

        The foregoing information as to the number of shares of our common stock to be outstanding immediately after this offering is based on 24,134,769 shares outstanding as of June 30, 2008, on an as-converted basis, and excludes:

  •
  5,366,081 shares of common stock issuable upon the exercise of outstanding options under our 1999 Stock Option Plan as of June 30, 2008, which will be amended and restated as the 2008 Equity Incentive Plan effective immediately upon the signing of the underwriting agreement for this offering, with a weighted average exercise price of $4.24 per share;

  •
  1,671,232 additional shares of common stock reserved and available for future issuance under our 1999 Stock Option Plan as of June 30, 2008;

  •
  1,100,000 additional shares of common stock to be reserved and available for future issuance under our 2008 Employee Stock Purchase Plan which will become effective immediately upon the signing of the underwriting agreement for this offering; and

  •
  21,044 additional shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock, with an exercise price of $5.71 per share.

        Assuming the exercise in full of all of our outstanding options, the inclusion of 7,187 shares of restricted common stock issued upon the early exercise of stock options and our issuance of 21,044 shares of common stock, on an-as converted basis, upon exercise of an outstanding warrant to purchase Series B preferred stock at June 30, 2008, proforma net tangible book value before this offering at June 30, 2008 would be $                per share, representing an immediate dilution of $                per share to our existing stockholders and, after giving effect to the sale of                shares of common stock in this offering, there would be an immediate dilution of                per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL DATA

        The selected statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008 are derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2004 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited financial statements that are not included in this prospectus. The selected statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2003 are derived from our unaudited financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our operating results or financial condition to be expected in the future. The following selected financial data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Proforma basic net income per share attributable to common stockholders has been calculated assuming the conversion of all outstanding shares of our preferred stock into 14,108,410 shares of our common stock upon completion of this offering. Proforma diluted net income per share attributable to common stockholders further includes the incremental shares of common stock issuable upon the exercise of stock options and warrants outstanding as of the dates thereof.

	Years Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Statements of Operations Data:
Total revenues, net	$9,236	$19,520	$32,536	$49,517	$65,611	$31,079	$38,639
Total cost of revenues(1)	4,744	7,712	12,369	17,371	22,805	10,803	11,424

Gross profit	4,492	11,808	20,167	32,146	42,806	20,276	27,215
Operating expenses:(1)
Sales and marketing	5,330	8,099	11,725	14,975	16,887	8,334	8,886
Research and development	5,907	5,712	6,483	8,748	10,519	5,105	5,814
General and administrative	2,503	4,255	5,119	10,725	11,983	5,534	6,266

Total operating expenses	13,740	18,066	23,327	34,448	39,389	18,973	20,966

Income (loss) from operations	(9,248)	(6,258)	(3,160)	(2,302)	3,417	1,303	6,249
Interest income	53	90	440	1,078	1,714	750	808
Interest expense	—	—	—	—	(285)	—	(427)
Other income (expense), net	(16)	(72)	(130)	(189)	(233)	(108)	524

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9,211)	(6,240)	(2,850)	(1,413)	4,613	1,945	7,154
Benfit (provision) for income taxes	(3)	(3)	(57)	(28)	21,126	(214)	(3,270)

Income (loss) before cumulative effect of change in accounting principle	(9,214)	(6,243)	(2,907)	(1,441)	25,739	1,731	3,884
Cumulative effect of change in accounting principle, net of taxes(2)	—	—	(3)	—	—	—	—

Net income (loss)	(9,214)	(6,243)	(2,910)	(1,441)	25,739	1,731	3,884
Less: accretion of Series B mandatorily redeemable preferred stock dividends	2,800	2,800	2,824	2,840	2,840	1,420	1,420
Less: allocation of net income to participating preferred stockholders	—	—	—	—	15,582	215	1,448

Net income (loss) available to common stockholders	$(12,014)	$(9,043)	$(5,734)	$(4,281)	$7,317	$96	$1,016

Net income (loss) per common share—basic	$(2.86)	$(1.90)	$(1.05)	$(0.62)	$0.96	$0.01	$0.10

Net income (loss) per common share—diluted	$(2.86)	$(1.90)	$(1.05)	$(0.62)	$0.72	$0.01	$0.08

Weighted average shares used in computing net loss per common share—basic	4,205	4,749	5,449	6,888	7,592	7,342	9,901
Weighted average shares used in computing net loss per common share—dilluted	4,205	4,749	5,449	6,888	10,135	9,840	12,449
Proforma net income per share—basic (unaudited)					$1.08		$0.16

Proforma net income per share—diluted (unaudited)					$0.98		$0.15

Proforma weighted average common shares outstanding—basic					23,780		24,009
Proforma weighted average common shares outstanding—diluted					26,332		26,567

(1)
As discussed in greater detail in Note 11 of our audited financial statements included elsewhere in this prospectus, we changed the manner in which we account for stock-based compensation in 2006. Stock-based compensation is included in cost of revenue and operating expenses in the following amounts:

Cost of revenues	$—	$19	$31	$58	$178	$94	$78
Sales and marketing	—	144	275	503	1,127	707	362
Research and development	—	114	225	334	747	400	268
General and administrative	—	292	434	374	1,135	426	812

(2)
As discussed in greater detail in Note 8 of our audited financial statements included elsewhere in this prospectus, we changed the manner in which we account for freestanding warrants for redeemable convertible preferred stock in 2005 which resulted in this cumulative change in accounting principle.

	As of December 31,
						June 30, 2008
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments(1)	$6,813	$9,803	$20,135	$25,804	$72,620	$51,402
Total assets	10,924	18,806	30,693	42,688	135,565	111,554
Deferred revenue	13,953	25,150	35,458	45,821	58,250	62,605
Financing liability(2)	—	—	—	—	20,314	20,314
Other long-term obligations	220	155	174	181	694	478
Mandatorily redeemable convertible preferred stock	55,596	58,773	62,026	64,866	64,822	66,242
Accumulated deficit	(60,545)	(67,982)	(72,464)	(75,584)	(51,522)	(47,638)
Stockholders' deficit	(60,540)	(68,738)	(73,207)	(75,991)	(48,381)	(44,329)

(1)
Cash, cash equivalents and short-term investments excludes a book overdraft for certain of our disbursement cash accounts of $28.4 million as of December 31, 2007. Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview" and Note 2 of our audited financial statements included elsewhere in this prospectus for more information.

(2)
Represents a financing liability incurred in connection with the build-out of our existing office space. Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" and Note 5 of our audited financial statements included elsewhere in this prospectus for more information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section of this prospectus entitled "Risk Factors" and elsewhere in this prospectus.

Business Overview

        Epocrates is a leading provider of clinical information and decision support tools to healthcare professionals, as well as interactive information services to the healthcare industry. Most commonly used on mobile devices at the point of care, our subscription-based services enable healthcare professionals to make more informed medical decisions, reduce medical errors and practice more efficiently. Our brand recognition and strong reputation have helped us cultivate a large number of active subscribers, including more than one in four U.S. physicians and more than one in three U.S. medical students. Our worldwide subscriber base currently consists of over 500,000 healthcare professionals and includes physicians, nurses, medical students, pharmacists and physician assistants. As part of our corporate strategy, the majority of these subscribers use our free clinical products. Through our interactive information services, we provide healthcare companies targeted access to our subscriber base to more effectively reach significant numbers of healthcare professionals.

        Our clinical information and decision support tools provide healthcare professionals with convenient access to information they need to treat patients at the point of care. For example, our subscribers are able to access dosing, drug interaction, pricing and insurance coverage information for over 3,300 drugs, as well as disease, diagnostic, coding and symptom assessment tools. Our clinical information is available for use on individual mobile devices such as personal digital assistants, or PDAs, and smartphones operating the iPhone, Palm, Windows Mobile and BlackBerry operating systems, as well as laptops, desktops and Tablet PCs via the Internet.

        Our interactive information services enable pharmaceutical, market research, managed care and medical education organizations to more effectively communicate with healthcare professionals. For example, our messaging service allows us to deliver important news and alerts, such as new product approvals, formulary status changes and clinical studies, targeted to specific groups of our subscribers.

        We generate revenue from selling subscriptions to our premium clinical information and decision support tools, or Subscriptions, and by providing healthcare companies targeted access to our network of subscribers, or Interactive Services. Our Interactive Services generate revenue in a number of ways, including through sponsorship of clinical messaging, hosting of drug formularies, continuing medical education programs and recruiting participants for market research surveys. The majority of our paid Subscriptions have a one year term and are purchased by individual healthcare professionals for their own use. Consistent with our corporate strategy of promoting our free Subscription products, we expect revenue from user Subscriptions to decrease.

Financial Operations Overview

        For the year ended December 31, 2007, we generated total net revenue of $65.6 million, a 33% increase from 2006, and we generated cash flow from operations of $23.4 million. For the six months ended June 30, 2008, we generated total net revenue of $38.6 million, a 24% increase from the six months ended June 30, 2007, and we generated cash flow from operations of $8.9 million. Deferred revenue increased from $45.8 million at December 31, 2006 to $58.3 million at December 31, 2007 to $62.6 million at June 30, 2008. The timing of our revenue has been affected by seasonal factors, primarily as a result of the annual budget approval process of many of our customers in the pharmaceutical industry. As a result, our revenue is usually highest in the fourth quarter of each calendar year.

        We have generated positive cash flow from operations since the year ended December 31, 2003. Cash, cash equivalents and short-term investments increased from $25.8 million at December 31, 2006 to $72.6 million at December 31, 2007 and decreased to $51.4 million at June 30, 2008. This significant increase during 2007 and corresponding decrease during 2008 was due in part to a book overdraft for certain of our disbursement cash accounts of $28.4 million as of December 31, 2007 for which the bank had no legal right of offset. The majority of this overdraft was due to checks written in the last week of the year in connection with the $41.7 million tender offer for our common stock. The balance of the book overdraft is reported as a current liability and the change in the book overdraft is reported as cash flows from financing activities. The checks that caused this book overdraft subsequently cleared the bank in January 2008. We believe that this book overdraft was a one-time event and do not anticipate incurring such items in the future.

        We are not a capital-intensive business. Most of our expenditures have been related to sales and product development and we expect this to continue. However, during 2007, we spent approximately $5.3 million in construction costs and for furniture and fixtures for our new headquarters facility. Approximately $2.7 million of these expenditures were reimbursed by our landlord as dictated by the terms of our lease.

        As revenues have grown, operating expenses have also increased in absolute dollars, but have decreased as a percentage of revenue. We expect this trend will continue to the extent that we are successful in growing our business. Our costs as a percentage of revenue have decreased over time, with the exception of general and administrative costs, which increased from $5.1 million, or 16% of net revenue, in 2005 to $10.7 million, or 22% of net revenue, in 2006 and to $12.0 million, or 18% of net revenue, in 2007.

        Our operating results will be subject to fluctuations, in part, due to variable accounting resulting from the repricing of certain stock options in 2003. Assuming that none of these outstanding options are exercised or canceled, each $1.00 increase or decrease in the fair market value of our common stock would result in a corresponding increase or decrease in stock-based compensation of $0.2 million. As a result, our operating results may experience fluctuations due to factors unrelated to our financial performance.

        Subsequent to closing the books for the years ended December 31, 2004, 2005, 2006 and 2007, we identified certain matters involving our internal control over financial reporting that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board, or PCAOB. The material weaknesses identified were in the areas of financial reporting, where inadequate staffing, supervision, systems, processes and controls resulted in untimely identification and resolution of certain accounting matters, and revenue recognition, where there were inadequate internal controls regarding concessions granted to customers.

        As a result of these material weaknesses, we incurred significant expenses to establish controls and processes to enable us to accurately present our financial position and results of operations for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. Specifically, we incurred consulting fees of approximately $2.2 million and $1.7 million for the years ended December 31, 2006 and 2007, respectively, compared to $0.8 million for the year ended December 31, 2005. In addition, we incurred external audit and tax consulting fees of approximately $2.2 million and $2.5 million for the years ended December 31, 2006 and 2007, respectively, compared to $0.2 million for the year ended December 31, 2005. In 2008, we expect general and administrative expense to increase in absolute dollars due to significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company. However general and administrative expense as a percentage of revenue is expected to decrease to the extent that we are successful in growing our business.

        In 2006 and 2007, we took steps to address these material weaknesses by hiring additional personnel with technical accounting expertise and by implementing systems, processes and controls designed to improve our revenue recognition and financial reporting process. We intend to continue to improve our revenue recognition and financial reporting processes in 2008 by identifying, recruiting and training personnel with the appropriate accounting skills, identifying manual processes which can be better controlled by automating those processes and upgrading existing or implementing new financial reporting systems and controls.

        The following table sets forth our statements of operations data based on the amounts and percentage relationship of the items listed to net revenue for each period presented (in thousands):

	Years Ended December 31,						Six Months Ended June 30,
	2005		2006		2007		2007		2008
	Amount	% Revenue	Amount	% Revenue	Amount	% Revenue	Amount	% Revenue	Amount	% Revenue
Total revenues, net	$32,536	100.0%	$49,517	100.0%	$65,611	100.0%	$31,079	100.0%	$38,639	100.0%
Total cost of revenues	12,369	38.0%	17,371	35.1%	22,805	34.8%	10,803	34.8%	11,424	29.6%

Gross profit	20,167	62.0%	32,146	64.9%	42,806	65.2%	20,276	65.2%	27,215	70.4%
Operating expenses:
Sales and marketing	11,725	36.0%	14,975	30.2%	16,887	25.7%	8,334	26.8%	8,886	23.0%
Research and development	6,483	19.9%	8,748	17.7%	10,519	16.0%	5,105	16.4%	5,814	15.0%
General and administrative	5,119	15.7%	10,725	21.7%	11,983	18.3%	5,534	17.8%	6,266	16.2%

Total operating expenses	23,327	71.7%	34,448	69.6%	39,389	60.0%	18,973	61.0%	20,966	54.3%

Income (loss) from operations	(3,160)	(9.7)%	(2,302)	(4.6)%	3,417	5.2%	1,303	4.2%	6,249	16.2%
Interest income	440	1.4%	1,078	2.2%	1,714	2.6%	750	2.4%	808	2.1%
Interest expense	—	0.0%	—	0.0%	(285)	(0.4)%	—	0.0%	(427)	(1.1)%
Other income (expense), net	(130)	(0.4)%	(189)	(0.4)%	(233)	(0.4)%	(108)	(0.3)%	524	1.4%

Income (loss) before income taxes and cumulative effect of change in accounting principle	(2,850)	(8.8)%	(1,413)	(2.9)%	4,613	7.0%	1,945	6.3%	7,154	18.5%
Benefit (provision) for income taxes	(57)	(0.2)%	(28)	(0.1)%	21,126	32.2%	(214)	(0.7)%	(3,270)	(8.5)%

Income (loss) before cumulative effect of change in accounting principle, net of taxes	(2,907)	(8.9)%	(1,441)	(2.9)%	25,739	39.2%	1,731	5.6%	3,884	10.1%
Cumulative effect of change in accouting principle, net of taxes	(3)	(0.0)%	—	—	—	—	—	0.0%	—	0.0%

Net income (loss)	(2,910)	(8.9)%	(1,441)	(2.9)%	25,739	39.2%	1,731	5.6%	3,884	10.1%
Less: accretion of Series B mandatorily redeemable preferred stock dividend	2,824	8.7%	2,840	5.7%	2,840	4.3%	1,420	4.6%	1,420	3.7%
Less: allocation of net income to participating preferred stockholders	—	—	—	—	15,582	23.7%	215	0.7%	1,448	3.7%

Net income (loss) available to common stockholders	$(5,734)	(17.6)%	$(4,281)	(8.6)%	$7,317	11.2%	$96	0.3%	$1,016	2.6%

Critical Accounting Policies and Estimates

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements and notes to our financial statements, which were prepared in conformity with U.S. generally accepted accounting principles, or GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

        We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, sales tax accrual, the build-out of our new headquarters facility and the provision for income taxes. We base our estimates and judgments on our historical experience, knowledge of current business factors and our belief as to what could occur in the future considering available information and assumptions that are believed to be reasonable under the circumstances.

        The accounting estimates used in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

        While our significant accounting policies are more fully described in Note 2 of our financial statements included elsewhere in this prospectus, we believe the following reflect our critical accounting policies and our more significant judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition and Deferred Revenue

        Stand Alone Sales of Subscriptions Services.    We generate revenue from the sale of Subscriptions. Subscriptions include mobile subscription services that allow a customer access to our clinical reference and decision support tools using a handheld device; license codes that can be redeemed for such mobile subscription services; and Internet subscriptions and site licenses that allow a customer Internet access to our clinical reference and decision support tools. Mobile subscription services and license codes contain elements of software code that are essential to the functionality of the service being provided. For these services, we recognize revenue in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2. Internet subscriptions and site licenses do not contain any software elements that are essential to the services being provided; therefore, revenue for these services is recognized in accordance with SEC Staff Accounting Bulletin, Revenue Recognition, or SAB 104. Subscriptions are recognized as revenue ratably over the term of the subscription as services are delivered. Billings for Subscriptions typically occur in advance of services being performed; therefore these amounts are recorded as deferred revenue when billed.

        If a paid subscriber is unsatisfied for any reason during the first 30 days of the Subscription and wishes to cancel the subscription, we provide a full refund. We record a revenue reserve for future returns based on historical data.

        Stand Alone Sales of Other Services.    We also generate revenue by providing healthcare companies with Interactive Services that provide targeted access to our network of subscribers. Interactive Services include our clinical messaging, formulary, market research and medical education services. Interactive Services do not contain any software elements that are more than incidental; therefore, revenue is recognized in accordance with SAB 104.

        Clinical messaging services are brief clinical alerts, or DocAlert messages, which are delivered electronically to our subscribers. Approximately 70% of these DocAlert messages are not sponsored and include clinical and safety alerts, information about new clinical studies, practice management information and Epocrates product information. The balance of DocAlert messages are prepared by and sponsored by our clients. Our clients contract with us to publish an agreed upon number of DocAlert messages over the contract period, typically one year. These DocAlert messages also provide clinical information but are clearly marked as being commercial in nature. Each sponsored DocAlert message is available to our subscribers for four weeks and is sent to all or a targeted subset of our subscribers. Our clients are typically billed half of the contracted fee upon signing the contract with the balance billed 90 days after the contract is signed. Because billings for clinical messaging services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. The messages to be delivered can be either asymmetrical, that is each message is delivered to a different target group of subscribers, or symmetrical, that is each message is delivered to the same target group of subscribers. We have not established vendor objective evidence, or VOE, of fair value for DocAlert messages. Therefore, revenue in nonsymmetrical arrangements is recognized over the delivery period of the last contracted message, or if the client does not provide all such messages to us, upon expiration of the contract. Revenue for symmetrical agreements is recognized ratably over the delivery period of each symmetrical message.

        Our formulary services offer our subscribers the ability to search various health plan formularies which are hosted by us. Our clients, usually health insurance providers, will contract with us to host their formulary and make it available to our subscribers for a one to three year period. Clients are typically billed up front on a either a quarterly or an annual basis. Because billings for formulary services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the term of the contract, which typically is either one, two or three years.

        Our market research services offer our subscribers the option to participate in online market research studies for which they are compensated. Typically, a client will pay us for access to a targeted group of our subscribers whom they wish to survey. Upon completion of the survey, which typically runs for approximately one month, we bill the client the entire amount due. Typically, we receive a single payment from our client, a portion of which is paid to survey participants as compensation for their participation. We considered Emerging Issues Task Force, or EITF, 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and concluded that we act as the primary obligor. Accordingly, we recognize the entire fee paid by our clients as revenue upon confirmation of completion of the survey, and the compensation paid by us to survey participants is recorded as a cost of revenue in the period in which the survey is completed by the survey participant.

        Our medical education services offer our subscribers the ability to learn about various clinical topics via short educational courses on a mobile device and receive CME credits. Our clients contract with us to host these sponsored educational courses for a period of time, usually one year. Our clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for medical education services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the hosting term.

        All Services.    For all services, we recognize revenue only when there is:

  •
  persuasive evidence that an arrangement exists, which generally is in the form of a written contract, amendments to that contract, or purchase orders from a third party;

  •
  delivery has occurred or services have been rendered;

  •
  price is fixed or determinable after evaluating the risk of concession; and

  •
  collectibility is probable and/or reasonably assured based on customer creditworthiness and past history of collection.

        Determining whether and when some of these criteria have been satisfied often involves judgments that can have a significant impact on the timing and amount of revenue we report. For example, our assessment of the likelihood of collection is a critical element in determining the timing of revenue recognition. If we do not believe that collection is probable and/or reasonably assured, revenue will be deferred until cash is received.

        Allowances are established for uncollectible amounts and potential returns based on historical experience.

        Multiple Element Arrangements.    We often enter into arrangements that contain both Subscriptions and Interactive Services. In such arrangements, we have concluded that Subscriptions are not essential to the functionality of the Interactive Services because Interactive Services function independently and are frequently delivered without Subscriptions. In accordance with EITF 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, or EITF 03-05, in multiple element arrangements where some of the services in the bundle contain elements of software and some of the services do not contain any elements of software, consideration is allocated among the various elements in accordance with EITF 00-21, Revenue Arrangements With Multiple Deliverables, or EITF 00-21. Revenue is then recognized in accordance with SOP 97-2 for the software elements and in accordance with SAB 104 for the non-software elements.

        Vendor specific objective evidence, or VSOE, of fair value has been established for mobile subscription services and license codes and represents the price charged when that element is sold separately. VOE of fair value for Internet subscriptions, site licenses and Interactive Services is established based on the price paid when such services are sold separately. To date, VOE of fair value has not been established for Internet subscriptions, site licenses and Interactive Services due to the wide variability in the pricing of most Interactive Services.

        If VSOE or VOE of fair value exists for the last undelivered element, we apply the residual method whereby only the fair value of the undelivered element is deferred, and the remaining residual fee is recognized when delivered. If VSOE or VOE of fair value does not exist for the last undelivered element, the entire fee is recognized over the period of delivery of the last undelivered element.

        We have had a customary business practice and historical pattern of making concessions that were not required under the original provisions of certain Interactive Services and site license arrangements. These concessions have generally been in the form of providing our clinical messaging, formulary and medical education and site license customers with a limited number of license codes which can be redeemed for free mobile subscriptions. Because of this historical pattern of making concessions in association with these arrangements, all revenue has been deferred for such arrangements until the risk of concession has passed, which is generally when delivery of the last item in the contract has been completed.

        Commencing on April 1, 2007, we began including language in our standard clinical messaging, formulary and medical education contracts that provides these customers with the option to receive up to a specified number of license codes at any time during the term of the agreement at the customer's request. These license codes may be redeemed for a one-year mobile subscription within six months of issuance. If they are not redeemed within the six-month period, the codes automatically expire. In addition, we established controls to prevent the delivery of any item not specified in the contract and thus, as of April 1, 2007, we no longer have a policy or pattern of making concessions.

        Due to this change in practice, these arrangements include license codes for which VSOE of fair value exists and Interactive Services for which VOE of fair value does not exist. Revenue for these arrangements is deferred until only one undelivered element remains. This change in practice is not expected to impact any revenue trends in the future.

        Because of the inclusion of language in our standard clinical messaging, formulary and medical education contracts that provides these customers with the option to receive such codes, we were required to defer revenue for the entire contract for long periods of time. Throughout 2007, we analyzed the number of instances where customers requested such codes and concluded that the demand among our customers for these free codes did not justify the inclusion of this language. Therefore, commencing on February 1, 2008, we removed the language from our standard clinical messaging, formulary and medical education contracts that provides these customers with the option to receive such codes. This language may still appear in our non-standard clinical messaging, formulary and medical education contracts with prior approval from our Chief Financial Officer, but this is expected to be rare.

        Therefore, for stand-alone contracts without such language, revenue for formulary contracts is recognized ratably over the term of the arrangements as the services are provided, revenue for medical education contracts is recognized when the course has been hosted by us for the contracted period of time, revenue for nonsymmetrical clinical messaging contracts is recognized when all DocAlerts under the contract have completed delivery or, if the client has not provided all such messages to us, upon expiration of the contract, and revenue for symmetrical clinical messaging contracts is recognized ratably over the delivery period of each symmetrical message.

        As a result of this change in practice, revenue on most stand-alone clinical messaging, formulary and medical education contracts signed after February 1, 2008 will be recognized earlier in the life of the contract than for those signed before February 1, 2008.

        Our ability to establish VSOE or VOE of fair value for our deliverables has a significant impact on revenue recognition in multiple element arrangements. Each of our deliverables is analyzed to determine if fair value exists on a quarterly basis. The methodology we employ to establish VOE and VSOE of fair value requires significant judgment based on an analysis of our stand-alone sales history. If we were no longer able to establish fair value for a deliverable for which we previously had established fair value, or if we were able to establish fair value for a deliverable that we previously had not established fair value, our revenue recognition could change materially.

        Stock-Based Compensation.    The following table summarizes stock-based compensation charges for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008 (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Employee stock-based compensation expense in accordance with FAS 123R	$—	$295	$1,782	$601	$1,410
Amortization of employee deferred stock-based compensation	269	286	221	111	110
Stock-based compensation associated with outstanding repriced options	680	659	1,184	914	—
Non-employee stock-based compensation expense	16	29	—	—	—

Total stock-based compensation	$965	$1,269	$3,187	$1,626	$1,520

        Prior to the adoption of Statement of Financial Accounting, or SFAS, 123(R), Accounting for Stock-Based Compensation, or FAS 123(R), we accounted for stock-based employee compensation arrangements in accordance with of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, or APB 25, and we complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Compensation cost was recognized based on the difference, if any, on the date of grant between the fair value of our common stock and the amount an employee must pay to acquire the stock. We also comply with Financial Accounting Standards Board, or FASB, Interpretation No. 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans, or FIN 28, with respect to grants of stock to non-employees and with respect to any stock options that are subject to variable accounting.

        Effective January 1, 2006, we adopted FAS 123(R), using the prospective application transition method. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award and is expensed over the requisite service period. We adopted FAS 123(R) using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either proforma or financial statement recognition purposes, FAS 123(R) shall be applied only to options granted after the required effective date. For options granted prior to the FAS 123(R) effective date for which the requisite service period had not been performed as of January 1, 2006, we will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. In addition, we continue amortizing those awards valued prior to January 1, 2006 utilizing an accelerated amortization schedule while all option grants valued after January 1, 2006 will be expensed on a straight-line basis.

        Compensation expense is recognized ratably over the requisite service period. At December 31, 2007, there was $7.1 million of unrecognized compensation cost related to options being accounted for under FAS 123(R), which we expect to be recognized over a weighted-average period of 3.2 years. At June 30, 2008, there was $7.9 million of unrecognized compensation cost related to options being accounted for under FAS 123(R), which we expect to be recognized over a weighted-average period of 2.9 years.

        We use the Black-Scholes option pricing model to estimate the fair value of options. This model requires the input of assumptions, some of which are highly subjective, including the expected term of the option, expected stock price volatility and expected forfeitures. We determined the assumptions used in this pricing model at each grant date. We determined the expected term of our options based upon historical exercises, post-vesting cancellations and the contractual term of the option. We concluded that it was not practicable to calculate the volatility of our share price due to the fact that our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we based expected volatility on the historical volatility of a peer group of publicly traded entities for the same expected term of our options. We based the risk-free rate for the expected term of the option on the U.S. Treasury Constant Maturity Rate as of the grant date. We determined the forfeiture rate based upon our historical experience with pre-vesting option cancellations.

        Certain employees have received grants for which the ultimate number of shares that will be subject to vesting is dependent upon the achievement of certain financial targets for the year, and such determination is not made until our audited financial statements are available, or the Vesting Determination Date. The grant is initially recorded for that number of shares that is most likely to be subject to vesting based on available financial forecasts as of the date of grant. This amount is adjusted on a quarterly basis as new financial forecasts become available. Stock-based compensation expense for these grants is recorded over the requisite service period, generally four years. Such options generally vest ratably for 36 months from the Vesting Determination Date.

        Given the lack of an active public market for our outstanding common and preferred stock, our board of directors established an estimate of fair value for these securities as well as for options and warrants to purchase shares of our common stock. The fair value of our stock as used in the determination of grant price was estimated by our board of directors based in part on a market capitalization analysis of comparable public companies and other metrics, including revenue multiples and price/earnings multiples, as well as the following:

  •
  the prices for our convertible preferred stock sold to outside investors in arms-length transactions;

  •
  the rights, preference and privileges of preferred stock relative to those of our common stock;

  •
  our operating and financial performance;

  •
  the hiring of key personnel;

  •
  the introduction of new services;

  •
  our stage of development and revenue growth;

  •
  the fact that the options grants involved illiquid securities in a private company;

  •
  the risks inherent in the development and expansion of our services; and

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or sale of all or a portion of the company.

        During the period from January 1, 2004 through June 30, 2008, we granted options to employees to purchase a total of 6.9 million shares of common stock at exercise prices ranging from $0.25 to $10.42 per share using the fair value established by our board of directors. Subsequently, with the benefit of hindsight, management determined that some of these exercise prices were below the fair value of our common stock at the date of grant. We retrospectively estimated the fair value of our common stock based upon several factors, including our operating and financial performance, progress and milestones attained in our business, recent transactions for the purchase and sale of our common stock from and by independent third parties, and the estimated valuation that we would obtain in an initial public offering.

        Our original estimate of the fair value of our common stock was not conducted in accordance with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, because at the time the stock options were issued our efforts were focused on sales, marketing, and product development, and our financial and managerial resources were limited.

        During 2007, we performed retrospective valuations of our common stock as of December 31, 2003, 2004, 2005, 2006 and 2007. These valuations used a probability-weighted combination of the market comparable approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The use of the market comparable approach requires judgments regarding the comparability of companies that offer services similar to ours. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock would have also been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuations would have been different.

        We applied a 50% weighting to the market comparable approach and a 50% weighting to the income approach in our valuations for the years ended December 31, 2003, 2004, 2005 and 2006. For the year ended December 31, 2007, we applied a 25% weighting to the income approach and a 75% weighting to the market approach due as we anticipated filing this prospectus within three months. As of June 30, 2008, we applied a 50% weighting to the income approach and a 50% weighting to the market approach due to the uncertainty of the timing of our offering created by volatility in the market. We allocated the aggregate implied enterprise value to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry. Had different estimates of volatility and anticipated timing of a potential liquidity event been used, the allocations between the shares of preferred and common stock would have been different and would have resulted in a different value being determined for our common stock as of each valuation date. Due to the contemplated timing of a potential initial public offering, we reduced the non-marketability discount applied to our stock from 20% at December 31, 2003 to 15% at December 31, 2004, to 10% at December 31, 2005, to 5% at December 31, 2006 and at December 31, 2007. As of June 30, 2008, we increased the non-marketability discount to 10% due to the uncertainty of the timing of our offering created by volatility in the market.

        On December 20, 2007, we completed a tender offer for the purchase of approximately 4.0 million shares of our common stock for an aggregate purchase price of approximately $41.7 million and immediately thereafter issued approximately 3.8 million shares of common stock to The Goldman Sachs Group, Inc., an accredited investor, for an aggregate sale price of approximately $40.0 million. The tender offer was made to then-existing holders of common stock that were not current employees of Epocrates and to holders of our Series A preferred stock, or Series A Stock, and our Series C preferred stock, or Series C Stock, who were required to first convert such preferred shares into shares of common stock in order to participate in the tender offer. The holders of approximately 0.8 million shares of Series A Stock and approximately 1.3 million shares of Series C Stock converted their shares into common stock. The approximately 0.2 million of shares repurchased pursuant to the tender offer that were not subsequently issued to the new investor were retired.

        The Goldman Sachs Group, Inc. paid $10.42 per share for 3.8 million shares, or 13% of the fully diluted shares of our then-outstanding, capital stock, resulting in an equity valuation of Epocrates of $300 million. Also on December 20, 2007, we entered into an agreement with Hudson Street Services, a Goldman Sachs & Co. business, to provide access to our network of clinical experts to financial service and investment professionals. No revenue was recognized pursuant to this agreement in 2007.

        We have reviewed key factors and events between each date below and have determined that the combination of the factors and events described above reflect a true measurement of the fair value of Epocrates over an extended period of time and believe that the fair value of our common stock is appropriately reflected in the chart below.

Date of Grant	Options Granted	Exercise Price	Reassessed Fair Value Per Share	Intrinsic Value Per Share
	(In Thousands)
January 21, 2004	46	$0.25	$0.48	$0.23
April 21, 2004	402	0.25	0.55	0.30
June 28, 2004	1,182	0.25	0.61	0.36
July 21, 2004	735	0.25	0.63	0.38
October 13, 2004	86	0.25	0.70	0.45
November 17, 2004	51	0.35	0.73	0.38
January 21, 2005	131	0.45	0.83	0.38
April 13, 2005	157	0.65	1.07	0.42
July 20, 2005	344	0.95	1.36	0.41
September 8, 2005	40	0.95	1.46	0.51
October 18, 2005	40	0.95	1.58	0.63
October 21, 2005	124	1.65	1.63	—
November 16, 2005	47	1.65	1.71	0.06
January 9, 2006	348	3.21	1.91	—
January 25, 2006	182	3.37	2.03	—
April 12, 2006	126	3.84	2.60	—
July 18, 2006	297	4.68	3.32	—
October 18, 2006	109	4.26	4.01	—
November 15, 2006	415	4.32	4.22	—
March 1, 2007	97	4.32	6.01	1.69
April 13, 2007	828	4.32	7.04	2.72
April 30, 2007	319	4.32	7.45	3.13
June 12, 2007	96	4.56	8.49	3.93
July 18, 2007	16	5.50	9.36	3.86
August 16, 2007	35	6.50	9.92	3.42
November 6, 2007	153	10.35	10.35	—
December 11, 2007	28	10.35	10.35	—
January 31, 2008	308	10.42	10.42	—
May 7, 2008	159	10.42	10.42	—

        For the years ended December 31, 2004 and 2005, we recorded deferred stock-based compensation for the difference between the reassessed fair value of our stock and the amount the employee must pay to acquire the stock. We amortize this deferred stock-based compensation using the straight-line method over the vesting periods of the stock options, which is generally four years.

        From January 1, 2004 through December 31, 2005, we recorded unearned stock-based compensation of $1.2 million. Deferred stock-based compensation recorded as expense was $0.3 million during the years ended December 31, 2005 and 2006 and $0.2 million during the year ended December 31, 2007. Deferred stock-based compensation recorded as expense was $0.1 million during each of the six-month periods ended June 30, 2007 and 2008. At December 31, 2007 and June 30, 2008, we had approximately $0.1 million related to these options remaining to be amortized over the vesting periods of the stock options. Deferred stock-based compensation is reduced in future periods to the extent that options are canceled prior to full vesting.

        For the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008, we considered the fair value of the stock and the exercise price as variables in the Black-Scholes option pricing model to determine employee stock-based compensation.

        If we had made different assumptions and estimates than those described in the paragraphs above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock.

        In November 2003, our board of directors approved a stock option repricing program. Under this program, eligible employees could elect to exchange certain outstanding stock options with an exercise price greater than or equal to $1.00 for a new option to purchase the same number of shares of common stock. As of the cancellation date, we had accepted 0.9 million shares for exchange and 0.9 million stock options were granted six months and one day after they were exchanged for an average exercise price of $0.25.

        Because of the subsequent reassessment of the fair market value of our common stock, the options repriced became subject to variable accounting, which requires all such vested options repriced be marked to market until such options are cancelled, expire, or are exercised. Vesting is calculated in accordance with FIN 28. Stock-based compensation expensed for this repricing during the years ended December 31, 2005, 2006 and 2007 was $0.7 million, $0.7 million and $1.2 million, respectively. Stock-based compensation expense recorded for this repricing during the six months ended June 30, 2007 and 2008 was $0.9 million and $0, respectively.

        Assuming that none of these options that are outstanding are exercised or canceled, each $1.00 increase or decrease in the fair market value of our common stock would result in a corresponding increase or decrease in stock-based compensation of $0.2 million. This amount would be reduced to the extent that any of these shares are exercised or canceled. As a result, our operating results may experience fluctuations due to factors unrelated to our financial performance.

        Sales Tax Accrual.    Since inception, we have neither charged nor remitted sales tax on any of our sales. We recorded expense of $0.6 million, $0.7 million and $0.8 million related to uncollected and unremitted sales tax including estimated penalties and interest of $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. We recorded expense of $0.4 million and $0.2 million including estimated penalties and interest of $104,854 and $21,013 during the six months ended June 30, 2007 and 2008, respectively. The expense related to sales tax was recorded as cost of revenue and the expense related to penalties and interest was recorded as other income (expense), net.

        The liability for uncollected and unremitted sales tax, including penalties and interest, was $1.8 million and $2.6 million as of December 31, 2006 and 2007, respectively. As of June 30, 2008, the liability for uncollected and unremitted sales tax, including penalties and interest, was $0.7 million.

        These estimates are based on subjective factors including the following:

  •
  in which states we have nexus for sales tax purposes;

  •
  the potential penalty and interest that would be charged by each state;

  •
  whether certain of our products would be considered subject to sales tax and in which states; and

  •
  treatment of multiple element arrangements where only some of the items in the arrangement are subject to sales tax.

        In late 2007, we hired a consulting firm to assist us in determining the manner in which our products would be taxed in the various states in which we have nexus. This same consulting firm sent anonymous letters on our behalf to the 13 states in which we had determined we had nexus as of that date indicating our desire to enter into Voluntary Disclosure Agreements, or VDAs, with each of these states. All of the responses we received from the states where we had taxable sales included certain reductions that the state would agree to make to the amount owed such as waiving penalties or setting a later start date for our liability. These adjustments were subject to certain contingencies, such as submission of a detailed schedule of taxes due and full payment of the amount owed.

        We changed our prior estimate of $2.6 million by reversing sales tax of $0.8 million and interest and penalties of $0.5 million during the six months ended June 30, 2008, to reflect the manner in which our products would be taxed in each of the states in which we had nexus and the states' agreements to reduce the liabilities.

        As of September 30, 2008, we have completed the VDA process and have begun collecting sales tax from our customers for 11 states in which we have nexus. We expect to finalize the VDA process and begin collecting sales tax from our customers for the six remaining states in which we have nexus by December 31, 2008. Due to the fact that we are not allowed to collect sales tax from our customers until we have finalized the VDA, we will continue to accrue a liability for uncollected and unremitted sales tax until we begin collecting sales tax from our customers in these states.

        Build-Out of Our New Headquarters Facility.    In April 2007, we began a build-out of existing office space which is now our new headquarters facility. From April 2007 through September 2007, we incurred approximately $4.0 million in construction costs. Per the terms of the lease with the sublandlord of the property, the sublandlord has reimbursed $2.7 million of these construction costs. Because certain improvements constructed by us were considered structural in nature and because we were responsible for any cost overruns, we are considered to be the owner of the construction project for accounting purposes under EITF 97-10, The Effect of Lessee Involvement in Asset Construction, or EITF 97-10.

        Therefore, in accordance with EITF 97-10, we have capitalized the fair value of the portion of the building that we occupy as $17.6 million with a corresponding credit to financing liability. The fair value was determined as of May 2007 using an average of the sales comparison and income approaches. Both approaches considered the highest and best use of the property in an orderly transaction between willing market participants. In addition, we have capitalized approximately $4.0 million in construction costs from April 2007 through September 2007. The reimbursement from the sublandlord of approximately $2.7 million has also been recorded as a financing liability as of December 31, 2007. The total amount recorded as a financing liability was $20.3 million.

        Subsequent to the completion of construction, we did not qualify for sale-leaseback accounting under FAS 98, Accounting for Leases. Therefore, we expect the building to remain on our books throughout the term of the lease. Interest expense on the building is recorded on a straight-line basis over the term of the lease and the building will be depreciated on a straight-line basis over 40 years.

        In addition, we are required to record interest expense on the fair value of the land on which the building is located. We expect to incur interest expense of approximately $0.2 million per quarter, rent expense on the land of $38,500 and depreciation expense on the building and capitalized construction costs of approximately $0.1 million per quarter.

        At the end of the lease term in April 2011, we have an option to renew the lease for an additional 44 months with rent to be paid at fair market value. Should we decide not to renew the lease, we would reverse the net book value of the building and the corresponding financing liability with the difference to be recorded as a gain. We expect this gain will be approximately $0.7 million.

        Valuation Allowance.    Our deferred tax assets are comprised primarily of net operating loss carryforwards and research and development credits. At December 31, 2007, we had federal and state tax net operating loss carryforwards of approximately $31.5 million and $17.2 million, respectively. The federal and state net operating losses will begin to expire in 2020 and 2010, respectively. At December 31, 2007, we had federal and state research tax credit carryforwards of approximately $1.3 million and $1.4 million, respectively. The federal research credit carryforward begins to expire in 2020. The state research credit carryforwards do not expire.

        A valuation allowance of $25.6 million at December 31, 2006 had been recorded to offset net deferred tax assets as we were unable to conclude that it is more likely than not that such deferred tax assets will be realized. During the fourth quarter of 2007, we determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable by us, creating a $21.1 million income tax benefit due to the deferred tax asset recorded on our balance sheet at the end of 2007. The determination of when to adjust the valuation allowance requires significant judgment on the part of management based on our historical experience, knowledge of current business factors and our belief of what could occur in the future. Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets at December 31, 2007 for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, primarily our projected earnings. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

        The future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes. We have had two change of ownership events that limit the utilization of net operating loss and credit carryforwards. The change of ownership events occurred in September 1999 and August 2000. As a result, utilization of net operating loss and tax credits prior to the change of ownership events will be significantly limited. The limitation will result in the expiration of unused federal and state tax net operating loss and federal tax credit carryforwards of approximately $4.3 million, $4.2 million and $0.1 million, respectively.

Results of Operations

  Six months ended June 30, 2007 vs. June 30, 2008

        The following table summarizes our results of operations for the six months ended June 30, 2007 compared to the six months ended June 30, 2008 (in thousands):

	Six Months Ended June 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
Total revenues, net	$31,079	$38,639	$7,560	24.3%
Total cost of revenues	10,803	11,424	621	5.7%

Gross profit	20,276	27,215	6,939	34.2%
Operating expenses:
Sales and marketing	8,334	8,886	552	6.6%
Research and development	5,105	5,814	709	13.9%
General and administrative	5,534	6,266	732	13.2%

Total operating expenses	18,973	20,966	1,993	10.5%

Income from operations	1,303	6,249	4,946	379.6%
Interest income	750	808	58	7.7%
Interest expense	—	(427)	(427)	*
Other income (expense), net	(108)	524	632	(585.2)%

Income before income taxes	1,945	7,154	5,209	(267.8)%
Provision for income taxes	(214)	(3,270)	(3,056)	1428.0%

Net income (loss)	1,731	3,884	2,153	124.4%
Less: Accretion of Series B mandatorily redeemable preferred stock	1,420	1,420	—	0.0%
Less: Allocation of net income to participating preferred stockholders	215	1,448	1,233	573.5%

Net income available to common stockholders	$96	$1,016	$920	958.3%

* not meaningful

        Revenues.    We generate revenue by providing healthcare companies with our Interactive Services through targeted access to our network of subscribers. Our Interactive Services enable pharmaceutical, market research, managed care and medical education organizations to more effectively communicate with healthcare professionals and include clinical messaging, hosting of drug formularies, continuing medical education programs and market research surveys.

        In addition, we generate revenue from Subscriptions. Subscriptions include mobile subscriptions services that allow a customer access to our clinical reference and decision support tools using a handheld device; license codes that can be redeemed for such mobile subscription services; and Internet subscriptions and site licenses that allow a customer Internet access to our clinical reference and decision support tools. The majority of our subscribers rely on our free Subscription products; however, we also sell premium subscriptions with features and functionality that are not offered in our free products. Our Subscriptions provide healthcare professionals with convenient access to information they need to treat patients at the point of care, allowing our subscribers to access dosing, drug interaction, pricing and insurance coverage information for prescription drugs, as well as disease, diagnostic, coding and symptom assessment tools. The majority of our paid Subscriptions have a term of one year and are purchased by individual healthcare professionals for their own use. Subscription sales are recognized as revenue ratably over the subscription term. Payments for Subscriptions received in advance of services performed are recorded as deferred revenue.

        VSOE of fair value has been established for sales of mobile subscriptions services and license codes and represents the price charged when that element is sold separately. VOE of fair value for Internet subscriptions and site licenses and Interactive Services is established based on the price paid when these products are sold separately. To date, VOE of fair value for Internet subscriptions and site licenses has not been established nor has VOE of fair value been established for any Interactive Services except for market research due to the wide variability in the pricing of most Interactive Services.

        Often, our Interactive Services are sold as part of a multiple element arrangement which includes both Subscriptions and Interactive Services. If fair value has not been established for all elements in a multiple element arrangement, revenue recognition is dependent upon the order of the deliverables. In many of our arrangements, the last item to complete its delivery is the only item for which fair value has been established. As a result, revenue for the entire arrangement is often deferred until there is only one undelivered element. Our revenue recognition policy for multiple element arrangements is discussed in more detail in "Critical Accounting Policies and Estimates" above.

        Currently, our customer base is located almost entirely within the United States. No one customer accounted for more than 10% of our net revenue during the six months ended June 30, 2007 or 2008. The timing of our revenue is affected by seasonal factors, primarily as a result of the annual budget approval process of many of our customers in the pharmaceutical industry. As a result, our revenue is usually highest in the fourth quarter of each calendar year. We expect this pattern to continue but to become less pronounced as we continue to introduce new service offerings.

        The following is a breakdown of net revenue from Subscriptions and Interactive Services for the six months ended June 30, 2007 and 2008 (in thousands):

	Six Months Ended June 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
	(unaudited)	(unaudited)
Subscriptions	$10,025	$10,190	$165	1.6%
Interactive Services	21,054	28,449	7,395	35.1%

	$31,079	$38,639	$7,560	24.3%

        Total net revenues increased $7.6 million, or 24%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. There was an increase in Subscription revenue of $0.2 million, or 2%, and an increase in Interactive Services revenue of $7.4 million, or 35%.

        The $0.2 million increase in Subscription revenue was due entirely to an increase in site license revenue. List prices for our Subscription products did not change during 2008 compared to 2007 and our subscriber base remained steady. Therefore, revenue from license code, mobile subscription and internet subscriptions did not materially change for the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

        As of June 30, 2008, we had over 500,000 active subscribers including over one out of every four U.S. physicians. Maintaining this large subscriber base of U.S. physicians is important because it will be a key driver of Interactive Services revenue growth over the long-term. The number of active subscribers who are U.S. physicians decreased 2% as of June 30, 2008 compared to June 30, 2007. However, in the first two months after the launch of Epocrates Rx on the iPhone operating system in July 2008, there were over 40,000 downloads by U.S. physicians. As a result, as of August 31, 2008, subscribers who are U.S. physicians increased 13% from June 30, 2008. A key focus of our business during 2008 and beyond is to retain and grow our subscriber base. We intend to do so by enhancing the clinical functionality of our free services through adding new content and features, by making our premium products available on more mobile devices particularly iPhone and BlackBerry and by increasing our marketing efforts.

        The majority of our subscribers use our free subscription services and do not purchase any of our premium subscriptions. A core element of our strategy is to continually enhance the clinical functionality of our free services through adding new content and features. We also plan to continue to shift content from our paid Subscription offerings to our free services to encourage new users to adopt our services. As part of our strategy to grow our network of subscribers and leverage this base to generate high margin revenue streams from healthcare industry clients, we plan to devote significant resources to expanding our free service offerings and more actively focus our marketing efforts on increasing awareness and adoption of our free services. Paid subscribers represented 34% of total active subscribers as of December 31, 2006, December 31, 2007, and 33% of total active subscribers as of June 30, 2008. We expect paid subscribers to continue to represent a decreasing percentage of total active subscribers in 2008. As a result, we expect revenues from subscriptions to our premium products to decrease as a percentage of total revenue in 2008 particularly since only our free product will initially be available on the iPhone and BlackBerry operating systems.

        The $7.6 million increase in Interactive Services revenue was driven almost entirely by an increase in our clinical messaging services. The increase in clinical messaging and continuing medical education services was driven almost entirely by a 54% increase in our average revenue per completed contract.

        Our Interactive Services revenue is growing at a much faster rate than Subscriptions, and we expect this trend to continue because we believe the use of electronic services as a medium to communicate with healthcare providers will continue to gain acceptance within the pharmaceutical industry.

        Cost of Revenues.    Cost of revenues consists of the costs related to our providing services to customers. These costs include salaries and related personnel expenses, stock-based compensation, service support costs, payments to participants in market research surveys we conduct for our customers, third party royalties and allocated overhead. Royalty costs are expensed as incurred. Contracts with certain licensors include minimum guaranteed royalty payments, which are payable regardless of ultimate sales. We record these minimum payments as cost of revenue when incurred. Depreciation and amortization expense is allocated to cost of revenues.

        We allocate overhead expenses such as rent, occupancy charges and information technology costs to all departments based on headcount. As a result, such expenses are reflected in costs of revenues, as well as in the research and development, sales and marketing and general and administrative expense categories.

        The following is a breakdown of cost of revenue related to Subscriptions and Interactive Services for the six months ended June 30, 2007 and 2008 (in thousands):

	Six Months Ended June 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
	(unaudited)	(unaudited)
Subscriptions	$2,916	$2,377	$(539)	(18.5)%
Interactive Services	7,887	9,047	1,160	14.7%

	$10,803	$11,424	$621	5.7%

        Cost of Subscription revenue decreased $0.5 million, or 18%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This decrease was primarily due to reversal of our liability for sales tax liability of $0.8 million (see discussion above under "Critical Accounting Estimates—Sales Tax Accrual"). This decrease was partially offset by an increase in customer support personnel of $0.2 million. Cost of Subscription revenue as a percentage of Subscription revenue was 29% and 23% for the six months ended June 30, 2007 and 2008, respectively. In the short term, we expect that cost of sales will increase in absolute dollars and will represent a similar percentage of revenue or even slightly increase as a percentage of revenue as we introduce new products which carry higher third-party royalty fees.

        Cost of Interactive Service revenue increased $1.2 million, or 15%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This increase was primarily due to increased compensation paid to participants in our market research programs of $0.4 million and increased costs for customer support personnel of $0.3 million. Cost of Interactive Services revenue as a percentage of Interactive Service revenue was 37% and 32% for the six months ended June 30, 2007 and 2008, respectively. In the short term, we expect that cost of sales will increase in absolute dollars and will represent a larger percentage of revenue as we expect to sell a larger proportion of our lower margin interactive services during the second half of 2008 compared to the first half of 2008.

        Sales and Marketing Expense.    Sales and marketing expense consists primarily of salaries and related personnel expenses, sales commissions, stock-based compensation, trade show, promotional and public relations expenses and allocated overhead. Commissions are expensed as follows: 60% upon customer collection and 40% upon delivery by us of the last item in the contract.

        Sales and marketing expense increased $0.6 million, or 7%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This increase was primarily due to increased salary and other personnel costs of $0.6 million for the additional headcount needed to support our revenue growth, increased allocated overhead costs of $0.3 million and increased marketing costs of $0.2 million, partially offset by a decrease in employee stock-based compensation of $0.3 million and a decrease in temporary personnel costs of $0.3 million. Sales and marketing expense as a percentage of total net revenue for the six months ended June 30, 2007 and 2008 was 27% and 23%, respectively. We expect sales and marketing expense to continue to increase in absolute dollars but to decrease as a percentage of revenue to the extent we are successful in growing our business.

        Research and Development Expense.    Research and development expense consists primarily of salaries and related personnel expenses, stock-based compensation, allocated overhead, consultant fees and expenses related to the design, development, testing and enhancements of our services.

        Research and development expense increased $0.7 million, or 14%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This increase was primarily due to increased salary and other personnel costs of $0.4 million for the additional headcount needed to support the release of our subscription product on additional operating platforms, increased allocated overhead costs of $0.3 million and increased temporary personnel of $0.1 million, partially offset by a decrease in employee stock-based compensation of $0.1 million. Research and development expense as a percentage of total net revenue for the six months ended June 30, 2007 and 2008 was 16% and 15%, respectively. We expect research and development expense to increase in absolute dollars as we continue to develop new services, but to decrease as a percentage of revenue to the extent we are successful in growing our business.

        General and Administrative Expense.    General and administrative expense consists primarily of salaries and related personnel expenses, stock-based compensation, consulting, audit and legal fees, allocated overhead and other general corporate expenses.

        General and administrative expense increased $0.7 million, or 13%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This increase was primarily due to increased salary and other personnel expenses of $0.9 million and increased audit and tax fees of $0.2 million due to the initial filing of our Form S-1 registration statement in April 2008, partially offset by a decrease in stock-based compensation of $0.4 million and temporary personnel costs of $0.3 million. General and administrative expense as a percentage of total net revenue for the six months ended June 30, 2007 and 2008 was 18% and 16%, respectively. We expect general and administrative expense to increase in absolute dollars due to significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company but to decrease as a percentage of revenue to the extent we are successful in growing our business.

        Interest Income.    Interest income increased $0.1 million, or 8%, for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. Although average interest rates decreased slightly during the first half of 2008 compared to the first half of 2007, interest income increased due to higher average cash balances throughout 2008 compared to 2007.

        Interest Expense.    We incurred interest expense of $0.4 million for the six months ended June 30, 2008 and none for the six months ended June 30, 2007. Interest expense relates to rent payments on our new headquarters building which we have capitalized in accordance with EITF 97-10 as discussed above. We have occupied our new headquarters since September 2007. Interest expense related to the headquarters building is expected to be $0.9 million per year through the expiration of the lease in April 2011.

        Other Income (Expense), Net.    Other income was $0.5 million for the six months ended June 30, 2008 and other expense was $0.1 million for the six months ended June 30, 2007. These amounts are due entirely to interest and penalties related to sales tax. Historically, we did not charge nor remit sales tax on any of our sales. The expenses charged to other expense primarily consist of estimated interest and penalties related to the non-remittance of sales tax in the states where we believe we have nexus (see discussion above under "Critical Accounting Estimates—Sales Tax Accrual").

        Provision for Income Taxes.    We incurred a provision for income taxes of $3.3 million for the six months ended June 30, 2008 compared to a provision for income taxes of $0.2 million for the six months ended June 30, 2007. We released the entire valuation allowance against our deferred tax asset of $21.1 million on December 31, 2007. In 2007, while we utilized some of our net operating losses in both years to offset any taxable income, we were subject to alternative minimum tax for federal income tax purposes as well as for certain states in which we file income tax returns.

        Our projected annual tax rate for 2008 is 45.7%. We expect to utilize our net operating loss to offset most of our tax liability for all of 2008 and 2009. We estimate cash paid for income taxes for 2008 will be $1.4 million and will consist of California income tax, federal alternative minimum tax and some minor amounts for certain other states in which we file income tax returns.

        The future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes. We have had two change of ownership events that limit the utilization of net operating loss and credit carryforwards. The change of ownership events occurred in September 1999 and August 2000. As a result, utilization of net operating loss and tax credits prior to the "change of ownership" events will be significantly limited. The limitation will result in the expiration of unused federal and state tax net operating loss and federal tax credit carryforwards of approximately $4.3 million, $4.2 million and $0.1 million, respectively. We expect to have used all of our federal net operating loss carryforwards by the end of 2009. The state of California has suspended the use of California net operating loss carryforwards for the years 2008 and 2009.

        Accretion of Series B Mandatorily Redeemable Preferred Stock.    Holders of our Series B preferred stock, or Series B Stock, are entitled to receive cumulative dividends at the rate of 8% of the original issue price of $5.71 on each outstanding share of Series B Stock. Accretion of the Series B Stock dividend was $0.7 million for both the six months ended June 30, 2007 and 2008. The total amount of cumulative dividends will be paid in cash and all outstanding shares of Series B Stock will be converted into shares of our common stock following the completion of this offering.

        Allocation of Net Income to Participating Preferred Stockholders.    All preferred stockholders may participate in net income in the same proportion as their relative percentage of fully diluted shares outstanding. When calculating basic net income per common share, the net income available to common stockholders is net of the net income allocated to the preferred stockholders.

Year ended December 31, 2006 vs. December 31, 2007

        The following table summarizes our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2007 (in thousands):

	Years Ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2006	2007
Revenues, net	$49,517	$65,611	$16,094	32.5
Cost of revenues	17,371	22,805	5,434	31.3

Gross profit	32,146	42,806	10,660	33.2
Operating expenses:
Sales and marketing	14,975	16,887	1,912	12.8
Research and development	8,748	10,519	1,771	20.2
General and administrative	10,725	11,983	1,258	11.7

Total operating expenses	34,448	39,389	4,941	14.3

Income (loss) from operations	(2,302)	3,417	5,719	*
Interest income	1,078	1,714	636	59.0
Interest expense	—	(285)	(285)	*
Other income (expense), net	(189)	(233)	(44)	23.3

Income (loss) before income taxes	(1,413)	4,613	6,026	*
Benefit (provision) for income taxes	(28)	21,126	21,154	*

Net income (loss)	(1,441)	25,739	27,180	*
Less: accretion of Series B mandatorily redeemable preferred stock dividends	2,840	2,840	—	—
Less: allocation of net income to participating preferred stockholders	—	15,582	15,582	*

Net income (loss) available to common stockholders	$(4,281)	$7,317	$11,598	*

*
not meaningful

        Revenues.    The following is a breakdown of net revenue from subscriptions and interactive services for the years ended December 31, 2006 and 2007 (in thousands):

	Years Ended December 31,
	2006	2007
Subscriptions	$17,706	$19,732
Interactive Services	31,811	45,879

	$49,517	$65,611

        Total net revenues increased $16.1 million, or 33%, in 2007 compared to 2006. There was an increase in Subscription revenue of $2.0 million, or 11%, and an increase in Interactive Services revenue of $14.1 million, or 44%.

        The $2.0 million increase in Subscription revenue was due to an increase in license code, mobile subscription and Internet subscription services of $1.7 million and an increase in site license services of $0.3 million. The $1.7 million increase was driven by a 2% increase in license code, mobile subscriptions and Internet subscription services and a 10% increase in the average revenue per active subscriber. List prices for our Subscription products did not change during 2007 compared to 2006;

however, during 2007 there was a slight shift in the mix of premium mobile subscription services in favor of Epocrates Essentials, a higher priced version of our subscription product that has more features and functionality and that was introduced in February 2007.

        As of December 31, 2007, we had over 500,000 active subscribers including over one out of every four U.S. physicians. Maintaining this large subscriber base of U.S. physicians is important because it will be a key driver of Interactive Services revenue growth over the long-term. The number of active subscribers who are U.S. physicians decreased 1% as of December 31, 2007 compared to December 31, 2006.

        The majority of our subscribers use our free Subscription services and do not purchase any of our premium subscriptions. A core element of our strategy is to continually enhance the clinical functionality of our free services through adding new content and features. We also plan to continue to shift content from our paid Subscription offerings to our free services to encourage new users to adopt our services. As part of our strategy to grow our network of subscribers and leverage this base to generate high margin revenue streams from healthcare industry clients, we plan to devote significant resources to expanding our free service offerings and more actively focus our marketing efforts on increasing awareness and adoption of our free services. Paid subscribers represented 34% of total active subscribers as of both December 31, 2006 and 2007.

        The $14.1 million increase in Interactive Services revenue was driven by increases in our clinical messaging and continuing medical education services of $8.8 million, market research services of $4.2 million and formulary services of $1.1 million. The increase in clinical messaging and continuing medical education services was driven both by a 22% increase in the number of contracts that were fulfilled in 2007 compared to 2006 and due to a 33% increase in our average revenue per completed contract. The increase in market research services was due to a 19% increase in the number of surveys completed in 2007 compared to 2006 and to a lesser extent by a 10% increase in the average price charged per survey. The increase in formulary services was due to an 18% increase in the average revenue per completed formulary deal and to a lesser extent by a 10% increase in the number of completed formulary deals in 2007 compared to 2006.

        Cost of Revenues.    The following is a breakdown of cost of revenue related to Subscriptions and Interactive Services for the years ended December 31, 2006 and 2007 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2006	2007
Subscriptions	$4,551	$5,808	$1,257	27.6%
Interactive Services	12,820	16,997	4,177	32.6%

	$17,371	$22,805	$5,434	31.3%

        Cost of Subscription revenues increased $1.3 million, or 28%, in 2007 compared to 2006. This increase was primarily due to increased costs for customer support personnel of $0.3 million and an increase in third-party royalties for content used in our subscription services of $0.8 million. Cost of Subscription revenues as a percentage of Subscription revenue was 26% and 29% in 2006 and 2007, respectively.

        Cost of Interactive Services revenues increased $4.2 million, or 33%, in 2007 compared to 2006. This increase was primarily due to increased compensation paid to participants in our market research programs of $2.2 million, increased costs for customer support personnel of $1.1 million and increased overhead costs of $0.7 million. Cost of Interactive Services revenues as a percentage of Interactive Services revenue was 40% and 37% in 2006 and 2007, respectively.

        Sales and Marketing Expense.    Sales and marketing expense increased $1.9 million, or 13%, in 2007 compared to 2006. This increase was primarily due to increased employee stock-based compensation of $0.6 million and an increase in salary and other personnel costs of $1.6 million for the additional headcount needed to support our revenue growth. Sales and marketing expense represented 30% and 26% of total net revenues in 2006 and 2007, respectively. Sales and marketing expense increased in absolute dollars but decreased in terms of percentage of revenue due to our ability to increase revenue with a less-than-proportional increase in sales and marketing expense.

        Research and Development Expense.    Research and development expense increased $1.8 million, or 20%, in 2007 compared to 2006. This increase was primarily due to increased employee stock- based compensation of $0.4 million, an increase in salary and other personnel costs of $0.8 million for additional personnel needed to develop new service offerings during 2007 and an increase in third-party consulting costs of $0.2 million. Research and development expense represented 18% and 16% of total net revenues in 2006 and 2007, respectively.

        General and Administrative Expense.    General and administrative expense increased $1.3 million, or 12%, in 2007 compared to 2006. This increase was primarily due to increased employee stock-based compensation of $0.8 million, increased salary and other personnel expenses of $0.8 million and increased audit and tax fees of $0.3 million, partially offset by a decrease in consulting fees of $0.5 million. General and administrative expense represented 22% and 18% of total net revenues in 2006 and 2007, respectively.

        Subsequent to closing the books for the years ended December 31, 2004, 2005, 2006 and 2007, we identified certain matters involving our internal control over financial reporting that constitute material weaknesses under standards established by the PCAOB. The material weaknesses identified were in the areas of financial reporting where inadequate staffing, supervision, systems, processes and controls lead to untimely identification and resolution of certain accounting matters and revenue recognition where there were inadequate internal controls regarding concessions granted to customers.

        As a result of these material weaknesses, we incurred significant expenses in establishing controls and processes to enable us to accurately present our financial position and results of operation for the years ended December 31, 2004, 2005, 2006 and 2007. Specifically, we incurred consulting fees of approximately $2.2 million and $1.7 million for the years ended December 31, 2006 and 2007, respectively, compared to $0.8 million for the year ended December 31, 2005. In addition, we incurred external audit and tax consulting fees of approximately $2.2 million and $2.5 million for the years ended December 31, 2006 and 2007, respectively, compared to $0.2 million for the year ended December 31, 2005. In 2008, we expect general and administrative expense to increase in absolute dollars due to significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company. However, general and administrative expense as a percentage of revenue is expected to decrease to the extent we are successful in growing our business.

        In 2007, we began to address these material weaknesses by hiring additional personnel with technical accounting expertise and by implementing systems, processes and controls designed to improve our revenue recognition and financial reporting process. We intend to continue to improve our revenue recognition and financial reporting process in 2008 by identifying, recruiting and training personnel with the appropriate accounting skills, identifying manual processes which can be better controlled by automating those processes and upgrading existing or implementing new financial reporting systems and controls.

        Interest Income.    Interest income increased $0.6 million, or 59%, in 2007 compared to 2006. Although average interest rates decreased slightly in 2007 compared to 2006, interest income increased due to higher average cash balances throughout 2007 compared to 2006.

        Interest Expense.    We incurred interest expense of $0.3 million in 2007 and none in 2006. Interest expense relates to rent payments on our new headquarters building which we have capitalized in accordance with EITF 97-10 as discussed above. We have occupied our new headquarters since September 2007. Interest expense related to the headquarters building is expected to be $0.9 million per year through the expiration of the lease in April 2011.

        Other Income (Expense), Net.    Other expense was $0.2 million in both 2007 and 2006. These amounts are due entirely to interest and penalties related to sales tax. Historically, we did not charge nor remit sales tax on any of our sales. The expenses charged to other expense primarily consist of estimated interest and penalties related to the non-remittance of sales tax in the states where we believe we have nexus.

        Provision for Income Taxes.    We incurred a benefit for income taxes of $21.1 million for the year ended December 31, 2007 compared to a provision for income taxes of $28,000 for the year ended December 31, 2006. We released the entire valuation allowance against our deferred tax asset of $21.1 million on December 31, 2007. While we utilized some of our net operating losses in both years to offset any taxable income, we were subject to alternative minimum tax for federal income tax purposes as well as for certain states in which we file income tax returns.

        The determination of when to adjust the valuation allowance requires significant judgment on the part of management based on our historical experience, knowledge of current business factors and our belief of what could occur in the future. We concluded that it was more likely than not that our deferred tax assets would be realized before they expire. Management made this determination based on management's projections of pretax profitability in the future, and because in the fourth quarter of 2007, for the first time we had achieved cumulative profitability net of permanent tax differences for the last twelve cumulative quarters.

        Accretion of Series B Mandatorily Redeemable Preferred Stock.    Holders of our Series B Stock are entitled to receive cumulative dividends at the rate of 8% of the original issue price of $5.71 on each outstanding share of Series B Stock. Accretion of the Series B Stock dividend was $2.8 million for both 2006 and 2007.

        Allocation of Net Income to Participating Preferred Stockholders.    All preferred stockholders may participate in net income in the same proportion as their relative percentage of fully diluted shares outstanding. When calculating basic net income per common share, the net income available to common stockholders is net of the net income allocated to the preferred stockholders.

  Year ended December 31, 2005 vs. December 31, 2006

        The following table summarizes of our results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2006 (in thousands).

	Years Ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2005	2006
Revenues, net	$32,536	$49,517	$16,981	52.2
Cost of revenues	12,369	17,371	5,002	40.4

Gross profit	20,167	32,146	11,979	59.4
Operating expenses:
Sales and marketing	11,725	14,975	3,250	27.7
Research and development	6,483	8,748	2,265	34.9
General and administrative	5,119	10,725	5,606	109.5

Total operating expenses	23,327	34,448	11,121	47.7

Loss from operations	(3,160)	(2,302)	858	27.2
Interest income	440	1,078	638	145.0
Other income (expense), net	(130)	(189)	(59)	45.4

Loss before income taxes and cumulative effect of change in accounting principle	(2,850)	(1,413)	1,437	50.4
Provision for income taxes	(57)	(28)	29	50.9

Loss before cumulative effect of change in accounting principle	(2,907)	(1,441)	1,466	50.4
Cumulative effect of change in accounting principle, net of taxes	(3)	—	3	*

Net loss	(2,910)	(1,441)	1,469	50.5
Less: accretion of Series B mandatorily redeemable preferred stock dividend	2,824	2,840	16	0.6

Net loss available to common stockholders	$(5,734)	$(4,281)	$1,453	25.3

* not meaningful

        Revenues.    The following is a breakdown of net revenue from subscriptions and interactive services for the years ended December 31, 2005 and 2006 (in thousands):

	Years Ended December 31,
	2005	2006
Subscriptions	$13,177	$17,706
Interactive Services	19,359	31,811

	$32,536	$49,517

        Total net revenues increased $17.0 million, or 52%, in 2006 compared to 2005. There was an increase in Subscription revenue of $4.5 million, or 34%, and an increase in Interactive Services revenue of $12.5 million, or 64%. The $4.5 million increase in Subscription revenue was driven by the growth in our paid subscriber base. The $12.5 million increase in Interactive Services revenue was driven by increases in our clinical messaging services of $7.6 million, market research services of $3.8 million and formulary services of $1.1 million.

  Cost of Revenues.

        The following is a breakdown of cost of revenue related to Subscriptions and Interactive Services for the years ended December 31, 2005 and 2006 (in thousands):

	Years Ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2005	2006
Subscriptions	$3,439	$4,551	$1,112	32.3%
Interactive Services	8,930	12,820	3,890	43.6%

	$12,369	$17,371	$5,002	40.4%

        Cost of Subscription revenue increased $1.1 million, or 32%, in 2006 compared to 2005 primarily due to $0.3 million in increased costs for customer support personnel and an increase in third-party royalties of $0.6 million for content used in our subscription services. Cost of Subscription revenues represented 26% of Subscription revenues for both 2005 and 2006.

        Cost of Interactive Services revenue increased $3.9 million, or 44%, in 2006 compared to 2005 primarily due to $2.3 million in increased compensation paid to participants in our market research programs and $0.8 million in increased costs for operations personnel. Cost of Interactive Services revenues represented 46% and 40% of Interactive Services revenues for the six months ended June 30, 2005 and 2006, respectively.

        Sales and Marketing Expense.    Sales and marketing expense increased $3.3 million, or 28%, in 2006 compared to 2005 due to increased salary and other personnel costs of $2.2 million for the additional headcount needed to drive revenue growth, increased consulting costs of $0.3 million and increased travel costs of $0.2 million. Sales and marketing expense represented 36% and 30% of total net revenues for 2005 and 2006, respectively.

        Research and Development Expense.    Research and development expense increased $2.3 million, or 35%, in 2006 compared to 2005 due to increased salary and other personnel expense for additional personnel to develop new services offerings that were made available during 2006. Research and development expense represented 20% and 18% of total net revenues for 2005 and 2006, respectively.

        General and Administrative Expense.    General and administrative expense increased $5.6 million, or 110%, in 2006 compared to 2005 due to increased audit fees of $2.0 million, increased consulting fees of $1.5 million and increased salary and other personnel expenses of $1.6 million. General and administrative expense represented 16% and 22% of total net revenues for 2005 and 2006, respectively.

        Interest Income.    Interest income increased $0.6 million, or 145%, in 2006 compared to 2005. The increase was due to higher average cash balances and higher prevailing interest rates throughout 2006 compared to 2005.

        Other Income (Expense), Net.    Other expense was $130,000 and $189,000 in 2005 and 2006, respectively. Historically, we did not charge nor remit sales tax on any of our sales. The expenses charged to other expense primarily consist of estimated interest and penalties related to the non-remittance of sales tax in the states where we believe we have nexus.

        Provision for Income Taxes.    We incurred income tax expense of $57,000 for the year ended December 31, 2005 and $28,000 for the year ended December 31, 2006. While we utilized some of our net operating losses in both years to offset any taxable income, we were subject to alternative minimum tax for federal income tax purposes as well as for certain states in which we file income tax returns. As of December 31, 2006, we had a full valuation allowance on our deferred tax asset because we could not conclude as of this date that it was more likely than not that these deferred tax assets would be realized.

        Accretion of Series B Mandatorily Redeemable Preferred Stock.    Holders of our Series B Stock are entitled to receive cumulative dividends at the rate of 8% of the original issue price of $5.71 on each outstanding share of Series B Stock. Accretion of the Series B Stock dividend was $2.8 million for both 2005 and 2006.

Quarterly Results of Operations

        The following table sets forth selected unaudited quarterly statements of operations data for the six most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair statement of the results of operations for such periods. This data should be read in conjunction with the audited financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar 31, 2007	June 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008	June 30, 2008
	(in thousands)
Subscription revenues	$5,031	$4,994	$4,828	$4,879	$4,994	$5,184
Interactive services revenues	12,676	8,378	10,783	14,042	13,938	14,523

Total revenues, net	17,707	13,372	15,611	18,921	18,932	19,707
Subscription cost of revenues	1,458	1,458	1,460	1,431	1,688	689
Interactive services cost of revenues	3,967	3,920	4,338	4,773	4,204	4,843

Total cost of revenues(1)	5,425	5,378	5,798	6,204	5,892	5,532
Gross Profit	12,282	7,994	9,813	12,717	13,040	14,175
Operating expenses:(1)
Sales and marketing	4,150	4,184	4,178	4,375	4,120	4,766
Research and development	2,415	2,690	2,574	2,840	2,877	2,937
General and administrative	2,750	2,784	3,200	3,249	3,391	2,875

Total operating expenses	9,315	9,658	9,952	10,464	10,388	10,578

Income (loss) from operations	2,967	(1,664)	(139)	2,253	2,652	3,597
Interest income	348	402	450	514	455	353
Interest expense	—	—	(71)	(214)	(213)	(214)
Other income (expense), net	(54)	(54)	(50)	(75)	(10)	534

Income (loss) before income taxes	3,261	(1,316)	190	2,478	2,884	4,270
Benefit (provision) for income taxes	(358)	144	(21)	21,361	(1,318)	(1,952)

Net income (loss)	$2,903	$(1,172)	$169	$23,839	$1,566	$2,318

(1)
Includes stock-based compensation in the following amounts:

Cost of revenue	$40	$54	$50	35	40	38
Sales and marketing	343	364	280	140	175	187
Research and development	179	221	186	161	138	130
General and administrative	140	286	345	363	391	421

Selected Quarterly Financial Data

        Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

        We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

  •
  EBITDA is widely used by investors to measure a company's operating performance without regard to such items as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

  •
  investors commonly adjust EBITDA information to eliminate the effect of stock-based compensation expenses and other charges, which can vary widely from company to company and impair comparability.

        Our management uses Adjusted EBITDA:

  •
  as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

  •
  as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

  •
  in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; and

  •
  as a significant performance measurement included in our bonus plan.

        The table below sets forth a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	Mar 31, 2007	June 30, 2007	Sep 30, 2007	Dec 30, 2007	Mar 31, 2008	June 30, 2008
	(in thousands)
Net income (loss)	$2,903	$(1,172)	$169	$23,839	$1,566	$2,318
Interest income	(348)	(402)	(450)	(514)	(455)	(353)
Interest expense	—	—	71	214	213	214
Other income (expense)	54	54	50	75	10	(534)
Benefit (provision) for income taxes	358	(144)	21	(21,361)	1,318	1,952
Depreciation and amortization	387	405	473	641	662	669
Stock-based compensation	702	925	861	699	744	776

Adjusted EBITDA	4,056	(334)	1,195	3,593	4,058	5,042

        The timing of our revenue has been affected by seasonal factors, primarily as a result of the annual budget approval process of many of our customers in the pharmaceutical industry. As a result, our revenue is usually highest in the fourth quarter of each calendar year. We have experienced fluctuations in our quarterly results, and we expect these fluctuations to continue in the future. The occurrence of one or more of the following factors might cause our operating results to vary widely:

  •
  budgeting patterns of our customers;

  •
  the timing of revenue recognition;

  •
  our ability to retain and increase sales to existing customers;

  •
  our ability to attract new customers;

  •
  the length of time to complete our obligations under existing contracts;

  •
  changes in our pricing policies;

  •
  the mix of services we sell;

  •
  new product introductions and product enhancements by us or by our competitors;

  •
  effectiveness of our sales force;

  •
  general economic conditions in the United States; and

  •
  regulatory compliance.

        Due to these factors, we believe that quarter-to-quarter comparisons of operating results will not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

        We have generated cash provided by operating activities since 2003. Most of our expenditures are for personnel, facility costs and sales and marketing. As revenues have grown, operating expenses have also increased. However, spending as a percentage of revenue has decreased. We expect this trend will continue to the extent we are successful in growing our business.

        Cash, cash equivalents and short-term investments increased from $20.1 million at December 31, 2005 to $25.8 million at December 31, 2006 to $72.6 million at December 31, 2007. One of the primary contributors to this significant increase during 2007 was a book overdraft for certain of our disbursement cash accounts of $28.4 million as of December 31, 2007. This book overdraft was created in connection with our transaction with Goldman Sachs and Co., or Goldman, where we sold them approximately 3.8 million shares of stock for $40.0 million. In order to execute this transaction (that is, to have shares available for issuance), we repurchased approximately 4.0 million shares of common stock from existing stockholders for $41.7 million, of which $28.4 million did not clear the bank until January 2008. The book overdraft was created because the proceeds for the sale of shares to Goldman and the payments made to existing stockholders to acquire the shares necessary to consummate the transaction were originated into different bank accounts for which no legal right of offset exists. We classified the bank overdraft as a financing activity in our statement of cash flows because it relates to a financing activity. We believe that this book overdraft was a one-time event and do not anticipate incurring such items in the future. Cash, cash equivalents and short-term investments were $51.4 million at June 30, 2008.

        Cash provided by operating activities was $8.9 million for the six months ended June 30, 2008, which is primarily attributable to net income of $3.9 million, depreciation and amortization of $1.5 million and a decrease in the deferred tax asset of $2.7 million. Cash provided by operating activities was $10.4 million for the six months ended June 30, 2007, which is primarily attributable to net income of $1.7 million, depreciation and amortization of $1.6 million and an increase in deferred revenue of $5.7 million.

        Cash provided by operating activities was $23.4 million in 2007, which was primarily attributable to net income of $25.7 million plus the following non-cash items: employee stock-based compensation of $3.2 million, an increase in deferred revenue of $12.4 million and an increase in other accrued liabilities and other payables of $2.8 million, partially offset by an increase in our deferred tax asset of $21.6 million.

        Cash provided by operating activities was $7.1 million in 2006, which was primarily attributable to a net loss of $1.4 million plus an increase in deferred revenue of $10.4 million.

        In 2007, we purchased property and equipment totaling $6.3 million. Historically, we have not been a capital-intensive business; however, during 2007, we spent approximately $5.3 million in construction costs and furniture and fixtures for our new headquarters facility. Approximately $2.7 million of these expenditures were reimbursed by our landlord as dictated by the terms of our lease. Prior to 2007, we held only cash and cash equivalents. In 2007, we invested $3.1 million in short-term available-for-sale securities, of which $0.6 million matured during 2007, leaving a balance of $2.5 million in short-term available-for-sale securities as of December 31, 2007.

        Our policy is to invest only in fixed income instruments denominated and payable in U.S. dollars. Investment in obligations of the U.S. government and its agencies, money market instruments, commercial paper, certificates of deposit, bankers' acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities are allowed. We do not invest in auction rate securities, futures contracts, or hedging instruments. Securities of a single issuer valued at cost at the time of purchase, should not exceed 5% of the market value of the portfolio or $1 million, whichever is greater, but securities issued by the U.S. Treasury and U.S. government agencies are specifically exempted from these restrictions. Issue size should normally be greater than $50 million for corporate bonds. No single position in any issue should equal more than 10% of that issue. The final maturity of each security within the portfolio should not exceed 24 months.

        Cash provided by financing activities in 2007 was $29.8 million and consisted primarily of the $28.4 million book overdraft described above, and $40.0 million received in connection with the sale of shares of our common stock, offset by $41.7 million paid to acquire common stock pursuant to a tender offer of our common stock to certain of our existing stockholders. All of the checks that caused this book overdraft subsequently cleared the bank in January 2008.

        Cash provided by financing activities in 2006 was $0.2 million and consisted exclusively of proceeds from the exercise of employee stock options.

        We will be receiving the net proceeds of the shares we sell in this offering, but none of the proceeds from the shares sold by the selling stockholders. Some of our proceeds will be used to pay the cumulative dividend on our Series B Stock, which totaled $22.2 million as of June 30, 2008. With the remainder of the proceeds, we plan to continue to enhance our services and expect to invest in product development, infrastructure, strategic relationships and acquisitions, as appropriate.

        We believe that the net proceeds from this offering, together with our available cash resources and anticipated future cash flow from operations, will provide sufficient cash resources to meet our contractual obligations and our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, prior to such time, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that could restrict our operations. Any required additional capital may not be available on reasonable terms, if at all.

        Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market developments and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting our customers and us.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2007 (in thousands):

	Total	2008	2009	2010	2011	2012	Thereafter
Operating Leases(1)	$1,616	$293	$315	$321	$327	$332	$28
Minimum Royalty and Development Commitments(2)	1,474	1,258	116	100	—	—	—

Total	$3,090	$1,551	$431	$421	$327	$332	$28

(1)
Relates to our facility in East Windsor, New Jersey.

(2)
Relates to medical information licensed from third parties for use in our subscription services and commitments to third parties for product development.

Legal Matters

        From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with FAS 5, Accounting for Contingencies, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on our cash and/or liquidity. Currently, we are not involved in any litigation; however, one of our competitors, WebMD, has made assertions about our business and our business practices. WebMD has retained outside counsel and has asserted that they are prepared to pursue claims against us including claims under the Lanham Act and state laws regarding unfair competition and false advertising. They have also asserted their rights to contact governmental agencies to investigate our business practices. Although we believe that their claims are without merit and that our business practices are both legal and ethical, WebMD may nevertheless choose to pursue legal action. Nothing has been accrued for this contingent liability as of December 31, 2007 because the amount is not estimable.

Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, or foreign currency forward contracts.

Sarbanes-Oxley Compliance and Corporate Governance

        As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. Beginning with our fiscal year ending December 31, 2009, we will be required to establish and regularly evaluate the effectiveness of internal controls over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of The NASDAQ Global Market, including independence of our audit committee and independence of a majority of our board of directors.

Quantitative and Qualitative Disclosures About Market Risk

        The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid equity securities and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short term securities and maintain an average portfolio duration of one year or less.

        Our operations predominately consist of research and development and sales activities in the United States. As a result, our financial results are not affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets.

Recent Accounting Pronouncements

        We adopted FAS 157 effective January 1, 2008, for all our financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually). The adoption of FAS 157 did not have a material impact on our financial statements. FAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. To increase consistency and comparability in fair value measurements, FAS 157 establishes a fair value hierarchy to prioritize the inputs used in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value. Level 1 is the highest priority and Level 3 is the lowest priority and are as follows:

  •
  Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

  •
  Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

  •
  Level 3: Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

        We measure and report certain financial assets at fair value on a recurring basis, including our investments in money market funds and available-for-sale securities. At June 30, 2008, there were no liabilities within the scope of SFAS 157. Cash equivalents as of June 30, 2008 were $51.4 million, including $49.7 million of money market funds, and were classified as Level 1 of the fair value hierarchy as described above.

        In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or FAS 159. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. FAS 159 became effective for Epocrates beginning January 1, 2008. The adoption of FAS 159 did not have a material impact on our results of operations, financial position or cash flows.

        In December 2007, the FASB issued FAS No. 141(R), Business Combinations, or FAS 141(R), which replaces FAS 141, Business Combinations, or FAS 141. FAS 141(R) retains the fundamental requirements in FAS 141 that the acquisition method of accounting which FAS 141 called the "purchase method" be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. FAS 141(R) will become effective for Epocrates beginning January 1, 2009. We do not expect the adoption of FAS 141(R) to have a material impact on our results of operations, financial position or cash flows.

        In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or FAS 160. FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 will become effective for Epocrates beginning January 1, 2009. We do not expect the adoption of FAS 160 to have a material impact on our results of operations, financial position, or cash flows.

        In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. We do not expect the adoption of FAS 162 to have a material impact on our results of operations, financial position or cash flows.

BUSINESS

Overview

        Epocrates is a leading provider of clinical information and decision support tools to healthcare professionals, as well as interactive information services to the healthcare industry. Most commonly used on mobile devices at the point of care, our subscription-based services enable healthcare professionals to make more informed medical decisions, reduce medical errors and practice more efficiently. We believe Epocrates is the leading electronic source of medical information for primary care physicians at the point of care, based in part on the combination of frequency of use and minutes of usage as determined in a 2008 study conducted by The Nielsen Company. According to this study of primary care physicians, respondents reported using Epocrates on an annual basis more than any other electronic resource included in the survey.

        Our brand recognition and strong reputation have helped us cultivate a large number of active subscribers. Based on self-reported registration information, our network includes more than one in four U.S. physicians and more than one in three U.S. medical students. We believe that healthcare professionals have come to rely on us as a part of their daily clinical workflow, enabling them to enhance patient safety, comply with clinical standards of care, improve practice productivity and manage their information burden. Our worldwide subscriber base currently consists of over 500,000 healthcare professionals and includes more than 200,000 U.S. physicians, as well as nurses, medical students, pharmacists and physician assistants. We define active subscribers as individuals who satisfy at least one of the following:

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  subscribers to our free clinical mobile services who have downloaded our product or synchronized their mobile devices within the last 180 days;

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  subscribers who have purchased a premium mobile or online clinical subscription that has not expired;

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  subscribers who have accessed our free online services within the last 30 days; or

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  registered users who have completed a market research survey within the last 12 months.

        Our clinical information and decision support tools provide healthcare professionals with convenient access to information they need to treat patients at the point of care. For example, our subscribers are able to access dosing, drug interaction, pricing and insurance coverage information for over 3,300 drugs, as well as disease, diagnostic, coding and symptom assessment tools. We believe that healthcare professionals have come to rely on us as a part of their daily clinical workflow. Our clinical information is available for use on individual mobile devices such as personal digital assistants, or PDAs, and smartphones operating the iPhone, Palm, Windows Mobile and BlackBerry operating systems, as well as laptops, desktops and Tablet PCs via the Internet. Our goals are to continue to maintain and grow our subscriber base by expanding our product and services offerings on new mobile platforms, as well as expand the breadth and depth of information we offer on Web-based platforms. For example, we announced the launch of Epocrates Rx on the iPhone operating system in July 2008. Within two months of launch, over 40,000 U.S. physicians downloaded the Epocrates Rx application. As a result of the iPhone launch, as well as other mobile and Web-based platform enhancements, as of August 31, 2008 we increased our subscriber base 13% from June 30, 2008.

        Our interactive information services enable pharmaceutical, market research, managed care and medical education organizations to more effectively communicate with healthcare professionals. For example, our messaging service allows us to provide important news and alerts, such as new product approvals, formulary status changes and clinical studies, directed to specific groups of our subscribers. We believe the efficacy of our targeted communication and promotional activities will capture an increasing proportion of the annual pharmaceutical promotional spending directed to healthcare professionals, which totaled over $14 billion in 2007. We believe the size of our subscriber network makes us one of the few electronic communication channels able to reach a large number of healthcare professionals.

        We generate revenue from selling subscriptions to our premium clinical information and decision support tools and by providing healthcare companies targeted access to our network of subscribers. The majority of our paid subscriptions have a one year term and are purchased by individual healthcare professionals for their own use. Our interactive information services generate revenue in a number of ways, including through sponsorship of clinical messaging, continuing medical education programs and recruiting for market research surveys. In 2007, we generated total net revenue of $65.6 million, a 33% increase over 2006. Total net revenue was $38.6 million for the six months ended June 30, 2008 compared to $31.1 million for the six months ended June 30, 2007, a 24% increase. Our income before taxes for the year ended December 31, 2007 was $4.6 million, compared to a loss of $1.4 million for the year ended December 31, 2006. Our income before taxes for the six months ended June 30, 2008 was $7.2 million compared to $1.9 million for the six months ended June 30, 2007.

Market Opportunity

        Physicians are increasingly adopting technology solutions that can improve the quality of patient care, reduce medical errors, increase practice productivity and easily integrate into their daily clinical workflow. At the same time, healthcare companies are seeking to increase their ability to improve the quality and frequency of their interaction with physicians and other healthcare professionals. We believe these broad trends will continue to create demand for our clinical information and interactive information services.

  Adoption of Technology Solutions by Healthcare Professionals

        Use of technology among healthcare professionals has grown considerably in recent years. In particular, utilization of mobile technology platforms has increased substantially as a result of advances in operating software and hardware devices, as well as the reduced cost and complexity of mobile technology. According to a 2008 Manhattan Research report, over 50% of U.S. physicians use PDAs or smartphones, an increase from approximately 30% in 2001. Through the adoption of technology solutions, healthcare professionals are better able to:

        Enhance patient safety.    A November 1999 report from the Institute of Medicine, or IOM, indicated that medical errors are among the top ten causes of death in the United States, killing as many as 98,000 people each year. In a 2006 follow up, the IOM reported that 1.5 million Americans are harmed each year by drug errors, all of which are preventable. Our clinical reference and decision support tools enable healthcare providers to check for indicated prescribing information, including drug interactions and appropriate dosing information, as well as disease and diagnostic treatment information. This information should reduce the likelihood of adverse drug events and medical errors.

        Comply with clinical standards of care.    There is a growing focus among healthcare payors and providers to adhere to clinical guidelines that could reduce complications or future healthcare utilization. Measures that blend quality of care, cost control and patient-specific elements are often used by payors to determine appropriate reimbursement levels for services. These "pay-for-performance" programs, which link financial incentives to a healthcare provider's ability to deliver high-quality, cost-effective care, are changing the way many insurers and providers look at healthcare economics. Our clinical information enables healthcare providers to access clinical standards and make more informed decisions at the point of care.

        Improve practice productivity.    The delivery of healthcare in the United States is predominantly dependent on manual and paper-based methods, resulting in a highly fragmented, complex and inefficient workflow. In addition, most physicians contract with multiple health insurance plans, each of which has distinct practice guidelines and drug formularies governing the care of their members. In part, due to the time required to fulfill the administrative duties of their practice, physicians are able to spend on average only ten minutes with each patient. Our clinical information tools include a formulary reference which stratifies the reimbursement available for drugs by participating payors and facilitates immediate access to relevant information at the point of care, thereby improving physician productivity by reducing the time required to determine appropriate, cost-effective prescriptions and decreasing the number of pharmacy call-backs.

        Manage their information burden.    Healthcare professionals face increasing challenges in staying current with advances in medicine. In 2007, over 650,000 references were added to Medline, the National Library of Medicine's online repository of medical articles. Adding to the information burden, the Center for Drug Evaluation and Research, a division of the FDA, approved nearly 120 new drugs in 2007. The clinical information, clinical messaging services and continuing education programs that we deliver provide healthcare professionals with mobile access to relevant and reliable medical information and current developments.

  Increasing Ability to Communicate through Electronic Communication Channels

        Increased adoption of information technology solutions has created substantial opportunity for healthcare companies to leverage the use of mobile devices and the Internet to reach clinicians. These electronic channels are cost-effective and enable the delivery of highly targeted messages to healthcare professionals. Accordingly, use of these channels has become a rapidly growing component of overall healthcare company communication spending to reach healthcare professionals.

  Growth in Electronic Marketing by Pharmaceutical Companies

        The pharmaceutical industry faces increasing challenges, such as dwindling product pipelines, increasing regulatory requirements and constraints, generic and biotech competition and pricing pressures. According to a report by Verispan, an independent research organization, pharmaceutical industry spending on electronic marketing to physicians alone has increased to approximately $380 million in 2007, and is expected to continue growing. Pharmaceutical companies spent over $14 billion in 2006 on promotional activities directed toward healthcare professionals. A significant portion of those marketing dollars continues to be spent on drug representatives visiting physician offices at an estimated cost of $150 to $200 per visit. However, according to a white paper published by Unisys Corporation in 2004, a drug representative fails to make contact with a physician approximately 50% of the time and 87% of contacts when made last less than two minutes. Further, medical groups are more frequently denying drug representatives access entirely. As a result, we believe pharmaceutical companies are seeking better and more cost-effective access to physicians. Our interactive information services enable pharmaceutical companies to achieve returns on their marketing investments, increase the reach and frequency of interactions with prescribing physicians and more effectively support low revenue products and underserved geographic markets.

  Growth in Online Healthcare Market Research

        Based on data compiled by Inside Research, the amount spent by U.S. healthcare companies on market research increased from 2004 to 2006 by 23%, to $1.2 billion. Historically, most general market research has taken place offline, through interviews, surveys and focus groups; however, online surveys are increasing in popularity. In 2007, 40% of all market research survey spending was allocated towards online surveys, an increase from 9% in 2000. We believe the percentage of healthcare market research that is conducted online is growing along with the growth of the broader market for online research. Online market research is more convenient for the study subjects and is typically more time- and cost-effective for the research sponsors. Moreover, it may yield more accurate results, due to the elimination of the bias introduced by a live interviewer, and it provides results more quickly than traditional market research programs. As the demand for online market research grows, we expect market research companies will face increasing challenges in recruiting healthcare professionals to participate in online surveys. Our subscriber base provides market research companies with online access to a large number of potential respondents.

  Growth in Electronic Continuing Medical Education (CME)

        Most U.S. physicians are required to complete continuing medical education, or CME, in order to maintain their medical licenses. In 2006, nearly $2.4 billion was spent on CME activities, including content development, advertising and registration fees. This increase is being driven in large part by pharmaceutical manufacturers, who indirectly finance a significant portion of CME courses, shifting their marketing budget dollars to CME programs in the face of increased costs, new industry guidelines and regulatory restrictions limiting the effectiveness of traditional channels. Historically, most CME credits were earned by physicians while attending conferences, lectures and grand rounds; however, there has been a growing trend among physicians to take CME courses electronically due to the lower cost and greater convenience of such programs. Online and mobile CME is the fastest-growing CME channel, representing over 26% of activities in 2006. In 2007, Ambient Insights projected online and mobile-based CME will grow by 11% and 40%, respectively, between 2006 and 2011. As reported by Verispan in its 2007 ePromotion Annual Study, 89% of physicians surveyed reported earning CME credits online. We expect this growth to continue as sponsors look for more effective ways to reach and attract increasingly busy healthcare professionals.

Our Strengths

        We believe that we have the following key competitive strengths:

  Recognized and Trusted Brand with Healthcare Professionals

        We have built a brand that is widely recognized among healthcare professionals as a trusted source of clinical information. In the Pri-Med 2006 Healthcare Solutions Annual Report published in January 2007, in a survey of physicians, Epocrates was the second most recognized brand behind Microsoft among 18 healthcare information technology companies evaluated. Healthcare professionals have come to depend on us as a trustworthy source for objective, concise, accurate and clinically useful information and decision support tools, resulting in frequent use of our services. We believe our trusted brand has contributed significantly to the growth of our subscriber base.

  Large Subscriber Base

        We currently have over 500,000 active subscribers worldwide, including over one in four U.S. physicians and more than one in three U.S. medical students. Consistent with our corporate strategy, the majority of our subscribers rely on our free clinical products. We believe Epocrates has become an integral part of the daily clinical workflow of many of our subscribers. In a 2006 survey of over 1,500 of our subscriber physicians commissioned by Epocrates and conducted by researchers at Brigham and Women's Hospital, a teaching affiliate of Harvard Medical School, 83% of respondents reported using the Epocrates drug reference an average of six times per day. Our current subscribers play an important role in driving user growth. For example, our Epocrates Advocate Program includes hundreds of our subscribers who have agreed to participate in various public relations and marketing activities on our behalf without monetary compensation. Similarly, in a 2006 Epocrates newsletter poll, 80% of the respondents reported being referred to Epocrates by a colleague or friend. We believe our subscriber base is not easily replicated.

  Powerful Business Model

        Our subscriber base is primarily composed of clinicians who access our free drug reference and decision support information. A smaller percentage of our users purchase one or more of our premium clinical decision support tools. Moving forward, we expect to see a decrease in our subscription revenue from clinicians as a percentage of total net revenue as we focus more product development and marketing resources on our free products and services. Regardless of whether a healthcare professional pays for a subscription or uses our free version, our network of subscribers provides a base for generating multiple high margin revenue streams from our healthcare industry clients. We believe this gives us increased revenue visibility and greater cash provided by operating activities. By providing our health care industry clients controlled access to our network of physicians and other healthcare professionals, we further monetize our subscriber base while incurring limited incremental expenses. In addition, these revenue generating interactive information services enhance the offering to our subscriber base by providing additional free content and services that our users may elect to download or participate in. For example, over 130,000 physicians whom we have verified against the American Medical Association database, have opted-in to be informed of market research opportunities. We believe the power of our business model will continue to grow as our subscriber base expands and as our clients shift more of their spending to electronic communications media.

  Proprietary Clinical Content and Decision Support Tools

        We have selected and formatted our content and decision support tools specifically to provide healthcare professionals with information that they need, when they need it, at the point of care. For example, our drug content is developed and continually updated by a team of physicians and pharmacists to ensure accuracy and relevance, and is designed expressly to fit within the clinician's workflow. In the 2006 Brigham and Women's Hospital survey referenced above, over 60% of physicians believed that using Epocrates clinical references prevented adverse drug events or medical errors three or more times in the prior month. We believe the quality, relevance and ease of use of our content drives our ability to attract and retain subscribers.

  Proven Technology Architecture

        For a majority of our users, our decision support tools reside directly on the handheld device and have been refined based on years of use by healthcare professionals. As a result, access to our clinical information by these users at the point of care is not subject to interruption or lags in Internet or telecommunication service, and therefore is fast and reliable. In addition, we have designed our network architecture to be highly scalable with high volume data synchronization capabilities, allowing for simple and efficient download and update of our clinical information. We believe these attributes continue to be significant advantages in supporting our large subscriber base.

  Extensive Industry Relationships

        We have developed relationships with key participants in the healthcare industry, including:

        Pharmaceutical companies.    All of the 20 largest international pharmaceutical companies based on 2007 global sales have worked with us to communicate with physicians and other healthcare professionals. To date, we have contracted with over 200 pharmaceutical brands.

        Medical schools and associations.    Over 60% of the U.S. accredited medical schools, including Harvard Medical School, distribute our premium software for free to their students, and we currently have marketing arrangements with over 15 leading state and national specialty associations, including the California Medical Association and the American Psychiatric Association.

        Market research companies.    Over 150 market research firms have used our services to recruit healthcare professionals for market research surveys on behalf of the healthcare and financial services industries. In addition, in December 2007, we entered into an agreement with Hudson Street Services, a Goldman Sachs & Co. business, to provide access to our network of clinical experts to financial service and investment professionals.

        Medical education companies.    A growing number of medical education providers use our services to distribute their accredited medical education programs through our Epocrates MobileCME channel. As of January 31, 2008, our subscribers have completed over 750,000 MobileCME courses.

        Payors.    Over 120 commercial and Medicaid health insurance plan clients, covering approximately 140 million lives, use our service to disseminate information about their covered medications. In addition, we work with the Centers for Medicare and Medicaid Services, or CMS, to provide clinicians with insurance coverage information for all Medicare Part D plans.

Our large client base provides us diversification across the healthcare industry and, in 2007, no one client represented more than 10% of our total net revenue.

  Experienced Management Team

        Our management team includes healthcare and information technology veterans and experienced industry executives. We benefit from their operational experience, thorough understanding of the strategic landscape and extensive relationships with pharmaceutical companies and other existing and potential customers.

Our Strategy

        Our goal is to be the leading provider of electronic clinical information and decision support tools to physicians and other healthcare professionals. Helping healthcare professionals improve quality of care, reduce medical errors and save time is central to the success of our business and is our highest priority. Another key component of our business is offering targeted access to our subscriber base with the goal of offering programs that are relevant and useful to both our clients and our subscribers. Key elements of our strategy include:

  Strengthening our Subscriber Base

        We believe that our focus on the needs of healthcare professionals is the foundation of our success and is critical for the creation of long-term value through growth in subscription and interactive information services revenue. We plan to continue to invest significant clinical, product development and marketing resources to strengthen our subscriber base and increase subscriber usage. A core element of our strategy is to continually enhance the clinical functionality of our free products through new content and features. Additionally, our large subscriber base and established technology could allow us to develop applications that enhance physician workflow and allow physicians to access patient medical data.

  Developing for New Technology Platforms

        We believe it is critical that healthcare professionals have access to important clinical information, wherever and whenever they need it. Historically, the majority of healthcare professionals have used standalone Palm OS mobile devices to access clinical information and could only download and update via cable connection through a desktop computer. However, over the past several years, there has been increased usage of smartphones utilizing the iPhone, Palm and BlackBerry operating systems. As a result, we launched Epocrates Rx on the BlackBerry and iPhone operating systems in November 2007 and July 2008, respectively. In the first quarter of 2008, over 120,000 of our subscribers connected wirelessly to our servers. With continued growth in the adoption of smartphones using the iPhone, Palm and BlackBerry operating systems, we expect the number of clinicians connecting wirelessly to our servers to increase. Our goal is to expand our product and services offerings on new mobile platforms as well as expand the breadth and depth of information we offer on Web-based platforms such as desktops, laptops and Tablet PCs.

  Expanding our Sponsorship Offerings

        We believe we can provide greater value to our subscribers and clients by expanding our interactive information services. This includes adding new features to our existing services as well as offering completely new services. In addition, we expect to expand the resources we devote to growing our client base, including hiring additional sales, marketing and account management personnel. Our efforts are directed at both new and existing clients and focused on the pharmaceutical, biotechnology and medical device industries.

  Engaging in Strategic Alliances, Partnerships and Acquisitions

        In executing the strategies above, we plan to supplement our internal development efforts with strategic alliance, partnerships and acquisitions. For example, in December 2007, we entered into an agreement with Hudson Street Services, a Goldman Sachs & Co. business, to provide access to our network of clinical experts to financial service and investment professionals. To service this new market, in August 2008, we launched Epocrates MedInsight™, a set of web-based research tools for investment professionals. In July 2008, we released version 3.3 of Epocrates Online, our free Internet product that includes the same drug and formulary information found in the Epocrates Rx free mobile product plus disease content. This product was developed in conjunction with the BMJ Group, publishers of the British Medical Journal.

        Future alliances might include working with leading clinical content providers to develop integrated products and services, extending our integration/interoperability capabilities with health information technology vendors and working with medical associations and health care institutions to provide our content to their members. We currently have no agreements or commitments regarding any strategic acquisitions.

Clinical Information and Interactive Information Services

        We provide clinical information and decision support tools to healthcare professionals, as well as interactive information services to the healthcare industry. We believe our clinical information enables healthcare professionals to both improve patient safety and save time. Our interactive information services help our clients more effectively communicate with their target audiences.

  Clinical Information

        We are a trusted source of objective, concise, accurate and clinically useful information and decision support tools. Our content is continually updated to ensure that healthcare professionals have access to the current clinical information available. Our clinical information and decision support tools are available for use on mobile devices, as well as through Internet browsers, allowing subscribers convenient access to information they need when and where they need it.

        Our medical information team of physicians and pharmacists works to ensure that the most objective and reliable information is provided to subscribers in our network. For content developed internally, our team researches and reviews information from the primary literature, specialty society recommendations, evidence-based medicine, clinical guidelines, manufacturer labeling, standard medical references and more. The medical information team also evaluates potential content to license and works with third-party authors in the development of new content. Through the development of proprietary content, and in collaboration with our content partners, we have created valuable clinical applications for use at the bedside, in the exam room and in the field.

        Our clinical offerings include both free and premium subscriptions. Our premium subscriptions can be purchased via credit card on our website for single or multi-year subscription periods. In addition, license codes enabling the activation of subscriptions to Epocrates clinical information can be purchased on our website for six month, one year and two year subscription periods. Subscribers who are not satisfied with their premium subscriptions can request a full refund within 30 days.

        As part of our strategy to grow our network of subscribers and leverage this base to generate high margin revenue streams from healthcare industry clients, we plan to devote significant resources to expanding our free product and service offerings. In addition, we plan to more actively focus our marketing efforts on increasing awareness and adoption of our free products and services. As a result, we expect revenues from subscriptions to our premium products to decrease as a percentage of total net revenue in the future.

  Mobile Clinical Information and Decision Support Tools

        Free Reference Service (currently available on iPhone, Palm, Windows Mobile and BlackBerry platforms)

        Epocrates Rx.    This product is available for free download and serves to help healthcare professionals quickly access information for over 3,300 drugs, including dosing, drug interaction, adverse reaction, contraindication, mechanism of action and pricing information. Our MultiCheck feature allows subscribers to simultaneously check for interactions among up to 30 drugs at once. Subscribers also have the option to include formulary information for commercial managed care plans, Medicaid plans and all the Medicare Part D plans, including coverage status, co-pay levels, quantity limits and prior authorization requirements. In addition, Epocrates Rx displays alternatives to the medication being considered, allowing subscribers to view less expensive treatment options for their patients. We work with our clients to update the formulary information on a regular basis.

        Premium Subscription Reference Services (currently available on Palm and Windows Mobile platforms only)

        Epocrates Rx Pro.    Our enhanced drug reference guide includes all the content available in our free reference application plus additional features and functionality. Premium features include the Epocrates ID infectious disease treatment guide with information on over 300 diagnoses, hundreds of alternative medicine (herbal) monographs including drug interaction information, integrated medical dosing calculators, clinical guidelines and commonly used medical equations.

        Epocrates Essentials.    Epocrates Essentials, is an all-in-one guide to drugs, diseases and diagnostics. In addition to Epocrates Rx Pro, Epocrates Essentials includes the following additional clinical content:

    Epocrates SxDx.    Our integrated disease diagnosis reference and symptom assessment tool includes information on over 600 diseases, including signs and symptoms, causes, reimbursement codes and treatment recommendations. This tool serves to refresh a clinician's memory about the details of a disease, and provides diagnosis and treatment guidance based on gender, age and symptoms. The resulting list is based on a combination of a unique set of algorithms developed by and licensed from Massachusetts General Hospital's Laboratory of Computer Science coupled with additional content developed by and licensed from Lippincott Williams & Wilkins.

    Epocrates Lab.    Our proprietary diagnostic and laboratory test reference includes information on hundreds of diagnostic tests and panels, including test descriptions, normal value reference ranges, interpretations, follow-up recommendations and reimbursement coding information.

    The product helps clinicians interpret lab results and determine which lab tests are appropriate for a disease, symptom or other circumstance. A differential diagnosis is provided for abnormal results, as well as suggestions for the steps to take next in clarifying the diagnosis.

        Epocrates Essentials Deluxe.    Our most comprehensive product, a subscription to Epocrates Essentials Deluxe, includes access to all our premium mobile content. In addition to Epocrates Essentials, Epocrates Essentials Deluxe includes the following:

    Epocrates Medical Dictionary.    Our complete guide includes over 100,000 medical terms including prefixes and suffixes, eponyms, procedures and protocols. The content is sourced from Stedman's Medical Dictionary 28th Edition and developed to integrate seamlessly within the Epocrates user interface. We update the content of our medical dictionary on a regular basis.

    Epocrates Coder.    Our comprehensive guide helps clinicians find information for more than 20,000 ICD-9 and CPT codes. ICD-9 codes for diagnoses and CPT codes for procedures are used by clinicians in order to complete documentation following patient encounters in order to get accurately reimbursed for their services. Users can look up codes by keyword, category or specific code and can create a favorites list for the codes they need to refer to most often.

  Online Clinical Information

  Free Reference Service

        Epocrates Online.    Our free Internet product includes the same drug and formulary information found in the Epocrates Rx free mobile product plus disease content developed in conjunction with the BMJ Group, publishers of the British Medical Journal. Additional features also include full color pill pictures and patient education information available in English and Spanish. Subscribers can access our free online clinical information and decision support tools in a variety of ways. Users can click on a link from our website and log in after registration to access the product. Users may also access the information online without registering with us, however these users will not have access to certain additional information, such as the MultiCheck drug interaction checker or formulary information. To access this additional information, users simply complete a one-time registration with us.

Premium Subscription Reference Service

        Epocrates Online Premium.    Our enhanced Internet drug reference guide includes all the content available in our free online reference service plus additional features and functionality. This additional content enables healthcare professionals and their staffs to make more confident prescribing decisions and better support patient education efforts. The additional content includes a pill identifier application, over 400 alternative medicine monographs and hundreds of medical equations, clinical criteria and unit/dose converters.

  Interactive Information Services

        With our ability to reach over 500,000 healthcare professionals, including over one in four U.S. physicians, we provide an effective channel for the healthcare industry to communicate with its target audience. We offer a variety of interactive information services connecting our clients and subscribers, including:

        DocAlert Messaging.    DocAlert messages are short clinical alerts delivered to our subscribers when they synchronize their devices. We have delivered over two million DocAlert headlines to U.S. healthcare professionals each month since January 2007. Approximately 70% of the messages delivered to U.S. healthcare professionals since December 2002 are non-sponsored and include clinical news and public service content such as clinical and safety alerts from the FDA and the Agency for Healthcare Research and Quality, as well as new clinical studies, practice management information and Epocrates product information. Messages are targeted to increase the value of these clinical alerts to our subscribers. The balance of the DocAlert messages is sponsored by our clients. We work with clients to ensure that the messages are of high quality and interest to our subscribers and are clearly marked as commercial in nature to the reader. We then target these messages to all or a subset of our subscribers based on message relevance and client need. Depending on the alert, subscribers may have the option to view additional information on their mobile devices, save the messages or request additional information via email, which may include clinical abstracts, CME or conference notifications, clinical guidelines or links to relevant websites.

        MobileCME on-the-go learning system.    This service, free to subscribers who choose to download the application, offers the ability to learn about various clinical topics via short educational courses on their mobile devices and receive CME credits. Subscribers select a topic of interest, read the course material and answer a series of short questions. Offering credits on a mobile platform in small, easily completed units helps busy clinicians with fragmented schedules more effectively and efficiently complete their continuing medical education requirements without having to travel to conferences or sit in front of a computer. While physicians and other healthcare professionals receive continuing educational credit for these courses, many other healthcare professionals complete the courses simply to keep current on new clinical advances. Following completion of each CME course, subscribers who are eligible to earn credit receive a follow up email with their course completion certificate.

        We collaborate with leading accredited CME providers including the University of Pennsylvania, Massachusetts Medical Society, the American Urological Association and the National Kidney Foundation, to deliver high quality CME programs on mobile devices. Our educational clients, with support from a growing number of pharmaceutical companies, provide program content specifically developed for the mobile platform. We believe we offer a unique, valuable opportunity for our clients to extend the reach of their educational programs beyond conferences and paper-based systems. As of January 31, 2008, our subscribers had completed nearly 750,000 MobileCME courses. A survey commissioned by Epocrates and conducted by Outcomes, Inc. demonstrated that physicians who completed at least one of two MobileCME courses for a specific disease were more likely to apply the recommended treatment for that disease as compared to mobile users who did not complete the CME courses.

        Mobile Resource Centers.    This information, available free to subscribers who choose to download the applications, allows health care professionals to stay current with new clinical developments on a variety of clinical topics. Each resource center is developed in conjunction with a key opinion leader for that specific disease or condition. The content is updated on a regular basis and includes information such as news abstracts, conference highlights, continuing medical education and commentary on new medical advances in the field. These centers are sold on an annual sponsorship basis and clients have the opportunity to sponsor one or more centers across a variety of disease areas.

        Epocrates Honors Market Research.    Our opt-in market research program offers healthcare professionals the ability to participate in online market research studies, for which they are compensated. The Epocrates panel, which includes over 130,000 U.S.-based, opted-in physicians, whom we have verified against the American Medical Association database, and nearly 400,000 other healthcare professionals, is the largest opted-in, verified physician panel in the industry. We believe the size and responsiveness of our panel offer advantages over our competitors. We work with our clients to ensure that we reach the appropriate subscribers and recruit participants based on one or more variables including occupation, specialty, years in practice, practice setting and geography. Following survey or interview completion, respondents receive a cash honorarium payment.

        Formulary Hosting.    This information, available free to subscribers, offers healthcare professionals the ability to download one or more health plan formularies for their geographic area. We provide formulary hosting services for over 120 large national health insurance plans, regional plans and Medicaid plans, covering approximately 140 million lives. In addition, we also work with CMS to offer formulary information for all Medicare Part D plans. For each plan, we integrate coverage information, including co-pay levels, quantity limits and prior authorization requirements, into our core drug reference products. In addition, we display alternatives to the medication being considered, allowing subscribers to view less expensive treatment options for their patients. We work with our clients to update the formulary information on a regular basis.

        We believe our formulary hosting service benefits our clients by helping them manage rising drug and administrative costs through increased utilization of generic and preferred medications, increasing member satisfaction and strengthening physician and provider relations.

User Privacy and Trust

        We have internal policies and practices relating to, among other things, content standards and user privacy, designed to foster our relationships with our subscribers. In addition, we are a licensee of the TRUSTe Privacy Program. TRUSTe is an independent, non-profit organization whose goal is to build users' trust and confidence in the Internet. We have also provided certification to the U.S. Department of Commerce to qualify for the safe harbor exception to the European Union Data Protection Directive established for U.S.-based corporations. Our privacy policies are posted on our website and tell visitors and Epocrates subscribers what information we collect about them and about their use of our portals and our services, as well as explaining the choices they have about how their personal information is used and how we protect that information.

        In addition, we maintain sole discretion for determining the types of advertising that we accept, and under no circumstances would we accept advertising that, in our opinion, is not factually accurate or is not undertaken in good taste. We also separate the advertising content and clinical content that we publish, and take meaningful steps to ensure that subscribers can easily distinguish between sponsored content and our news reporting and other clinical content.

        We include conflict of interest disclosures, employ editorial standards and separate personnel responsible for clinical content from those involved in advertising content. As part of our ongoing commitment to content integrity and objectivity, we established the Epocrates Clinical Oversight Board. This board consists of five prominent clinicians who meet periodically to review our clinical content and privacy policies.

Sales and Support

  Clinical Information and Decision Support Tools

        Subscribers can purchase, access and download our free and premium Internet and mobile clinical information and decision support tools directly from our website. Online subscriptions to our premium clinical information are available for one year and two years. When current payment information is available, subscriptions to premium clinical information automatically renew unless the subscriber opts out of the renewal. We currently market to individual subscribers through word of mouth and traditional marketing programs, and do not rely on a sales force to drive awareness. However, we do have a dedicated sales team that targets institutional clients such as hospitals, large group practices, medical schools and others.

  Interactive Information Services

        To reach and support our healthcare industry clients, including pharmaceutical, market research, managed care and medical education companies, we rely on a team of sales professionals and account managers. Our direct sales organization is client-based and deployed across all of our interactive information services businesses. A key to the success of our sales team is its ability to work closely with current and potential clients to create programs that best leverage our interactive service offerings. With the exception of formulary hosting, our services are contracted on a project basis (e.g., per DocAlert message or market research survey), and priced based on a variety of criteria, including the targeted audience. These service agreements generally expire after a period of one year at which point our obligations are considered fulfilled whether or not the services have been completed. Formulary hosting agreements are priced based on the number of lives covered by the health plan and the duration of the formulary hosting with most formulary agreements running for a term of two or three years. Except for market research, payments for services are typically received prior to the performance of the services.

Marketing

        The Epocrates network of healthcare professionals has grown over the years primarily through word-of-mouth marketing, as well as more traditional activities such as journal advertising, direct mail, email and attendance at key specialty conferences. The primary focus of our marketing activities has been and will continue to be attracting new subscribers to our free clinical reference and decision support tools.

        A core component of our marketing strategy is leveraging our subscriber base to promote the value of our products and services. We believe using our subscribers to tell their friends and colleagues about the benefits and value of our clinical information is a highly effective, low cost way to increase our brand awareness within the healthcare community. For example, our Epocrates Advocate Program includes hundreds of our subscribers who have agreed to participate in various public relations and marketing activities on our behalf without cash compensation.

        Another highly effective component of our marketing strategy is working with medical associations to generate brand and clinical information awareness. These associations are looking to offer valuable member benefits, as well as promote the use of technology to improve patient care and practice efficiency. We currently have marketing arrangements with over 15 leading state and national specialty associations, including the California Medical Association, Pennsylvania Medical Society, Illinois State Medical Society, American College of Emergency Physicians and the American Psychiatric Association, and plan to expand our association programs in the future. Through our marketing relationships with these associations, we are able to reach up to 300,000 association members through email, direct mail, conferences, journal advertising and more.

        In addition to leveraging the marketing resources of these associations, we also work closely with many of our interactive information services clients to promote our services to their members. These clients, such as managed care organizations, work with thousands of physicians and can help us reach and recruit new subscribers into the Epocrates network. Our clients benefit by being able to communicate their messages to an even greater number of users via our interactive information services.

        We believe that our programs targeting the medical student market are also critical to our success and represent a pipeline for future growth. More than one in three U.S. medical students currently use Epocrates services, with higher penetration among students in their third and fourth years when their studies become more clinical in nature. As part of our medical school efforts, over 60% of U.S. accredited medical schools, including Harvard Medical School, the University of Pennsylvania School of Medicine, Baylor College of Medicine, Duke University School of Medicine and the Yale School of Medicine, distribute our premium software for free to their students.

        We use a variety of advertising channels to communicate with our current subscribers, as well as attract new users. We rely primarily on email and DocAlert messages to reach our current subscribers. In addition, we publish a monthly newsletter to increase awareness of new services, as well as develop a sense of community among our subscribers. To attract new users, we promote our services via online channels such as email, banner advertising and search advertising. Our offline advertising activities include direct mail campaigns, journal advertising and specialty conference promotion.

        We also plan to continue to invest in our public relations and media outreach efforts. Over the last several years, we have been included in numerous articles on the adoption of technology and the administrative and clinical challenges facing healthcare professionals.

Competition

        We believe no one company exactly replicates our services or our business model. However, the markets we participate in are competitive and dynamic and subject to developments in technology and the healthcare industry. Currently, we compete with other companies in two areas—for subscribers to the types of clinical information we offer and for budget dollars from our pharmaceutical, managed care, market research and medical education clients. According to a 2007 study of primary care physicians conducted by The Nielsen Company, respondents reported using Epocrates on an annual basis more than any other electronic resource surveyed.

  Clinical Information and Decision Support Tools

        Healthcare professionals can choose to use mobile, online and/or print media to reference clinical information. All of these media compete for the attention of healthcare professionals. Our mobile clinical information and decision support tools face competition from Skyscape and Thomson Healthcare, among others. Companies providing online content include Medscape, a division of WebMD Health, and UpToDate. Companies providing traditional offline print publications include Reed Elsevier, Thomson Healthcare and Lippincott Williams & Wilkins.

  Interactive Information Services

        Our primary competition in the area of interactive information services is from companies that help pharmaceutical companies market their products, programs and services to healthcare professionals. These competitors include Medscape and others that provide:

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  healthcare-related online portals and other websites that attract physicians with clinical information;

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  online CME programs, offline medical conferences and symposia; and

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  electronic detailing, electronic newsletters and other electronic marketing companies.

        In addition, our market research business competes with companies such as Medefield and DoctorDirectory.com, Inc., both of which recruit physicians to participate in surveys, often by phone, fax, email or surface mail. We also compete with the recruitment divisions of market research companies that have assembled their own survey panels of healthcare professionals.

        One of our competitors, WebMD, has made assertions about our business and our business practices. WebMD has retained outside counsel and has asserted that they are prepared to pursue claims against us including claims under the Lanham Act and state laws regarding unfair competition and false advertising. They have also asserted their rights to contact governmental agencies to investigate our business practices. Although we believe that their claims are without merit and that our business practices are both legal and ethical, WebMD may nevertheless choose to pursue legal action.

Technology

        We have built proprietary, leading-edge technologies supporting the rapid development and reliable deployment and update of our integrated, cross-platform and high performance clinical information and decision support tools applications. We have developed efficient mechanisms to synchronize content updates and reliably retrieve user responses. Our systems are built on industry-standard, open-source technologies for cost-effectiveness and flexibility, and are hosted in a world class co-location facility on pooled commodity servers for redundancy and growth management. These technologies serve key business needs for our mobile and online services, e-commerce facilities and content management capabilities.

  Mobile Applications

        Our mobile clinical applications are used by over 500,000 healthcare professionals worldwide. Currently, we support these applications on mobile devices operating the iPhone, Palm, Windows Mobile and BlackBerry operating systems, including wireless personal digital assistants and smartphones. Our applications take advantage of a proprietary, object-oriented framework that enables rapid development of new applications on multiple platforms, efficient maintenance and extension of our applications, and easier porting to new platforms. We believe our years of experience deploying mobile applications has allowed us to develop content and highly usable, high-performance applications that are well-tuned to the needs of healthcare professionals at the point of care. Our mobile applications employ a user interface that is very intuitive.

        In addition, we have developed our AutoUpdate synchronization technology on the mobile platform and on Internet servers that enables us to update our software applications seamlessly during a user's sync operation, either via cable or wirelessly. Our AutoUpdate technology runs on both the mobile platform and our Internet servers. This technology uses http as the transport protocol, and runs either wirelessly or via cable to the device. This same technology allows us to transmit clinical messaging, CME activities, application updates and other information customized to users' needs, thus enabling us to build a more valuable and persistent relationship with users. Finally, we deploy proprietary technology that allows for cable based, over-the-air or wireless installation of our applications, depending on platform, providing customers a more convenient and reliable means of downloading our applications onto their mobile devices.

  Online Applications

        We also offer a set of Web-based clinical applications, including Epocrates Online, a browser-based application which includes our leading drug reference and disease monographs developed in conjunction with the BMJ Group, publishers of the British Medical Journal. Epocrates Online is delivered both as a free Web application and a premium subscription service. The free application is designed to optimize its visibility to and ranking by Internet search engines such as Google®, while the premium subscription service offers valuable additional content and capabilities, such as a visual pill identifier feature. The performance and functionality of both the free and premium services are optimized via use of the Web client technologies that underlie leading-edge Web 2.0 applications.

  eCommerce

        We use a Java-based technology to develop an eCommerce site for marketing, selling and deploying applications to customers. Our payment gateway is PayPal®, and we use Chase Merchant Services for payment processing. Our site has a facility for caching transactions for later completion if external payment processing is interrupted for any reason. Our credit card data and other sensitive customer information are encrypted in our Oracle production database and protected by rigorous access and internal data-management controls. Epocrates complies with the Payment Card Industry standard for payment account data security, is a certified licensee of the TRUSTe Privacy Program and abides by the EU Safe Harbor Framework.

  Content Management

        To allow for efficient content creation, editing and publication from any location, we have created a Web-based content management center, or CMC, that is tuned to our specific forms of content. The CMC system, used by both our clinical team and partner content developers, exploits leading-edge, Java-based facilities for access control and security, as well as content entry, editing, scheduling and publication.

  Application Implementation

        For high performance and minimized memory requirements, our mobile reference guides are implemented as native C++ applications on the Palm and the Windows Mobile family of operating systems, native C++ and objective C on the iPhone operating system and Java on the BlackBerry operating system. Our synchronization server applications, online applications and eCommerce facilities are implemented in Java and execute in an environment based on industry-standard, open-source systems and components such as Linux, Apache and Tomcat.

        We employ quality assurance teams in San Mateo, California and in India via our development partner, GlobalLogic. Both teams use highly effective tools and best practices for both manual and automated testing of Epocrates applications.

  Infrastructure

        Our infrastructure is built on industry standard, highly fault tolerant and scalable components resulting in high performance, site availability and security. Our Web and application servers are capable of delivering a wide range of content types to a large number of users. On average, we transmit more than 3.5 terabytes of clinical information and software updates per month to our users. Also, because our server pools may be scaled by adding commodity computer hardware, we should be able to handle significant growth in data transmission volume as our network expands.

        We designed our architecture to be highly reliable and built it upon robust industry standard components. Co-located at AT&T's facility in Palo Alto, California, our production network is comprised of servers from both Dell® and Hewlett-Packard® running Red Hat Linux in a pooled configuration. We use Oracle for our database management system running in a clustered configuration. Our disk architecture is built on an EMC storage area network in a highly fault tolerant configuration resulting in high performance and availability. In addition the co-location facility has redundant network feeds, power distribution units and cooling units supporting our production systems. Our network infrastructure is built on fault tolerant components from Cisco and Foundry Networks in a clustered configuration.

        The result of this combination of capabilities is that our site availability has been greater than 99.99% as measured over the three-year period ended December 31, 2007. We are able to maximize our scheduled availability by providing virtually uninterrupted service during routine maintenance periods.

        Our infrastructure is highly secure. Our firewall and other security services are built on industry standard applications from Checkpoint Technologies. Access to the co-location facility and our production infrastructure is limited and guarded 24 hours a day, seven days a week. Also the facility has generators and fuel that can sustain the site and its security systems for three days.

        Our infrastructure, security and access controls have withstood third-party verification and validation. In addition, we routinely perform our own internal security testing of our systems and applications. Our infrastructure is both PCI compliant and TRUSTe certified.

  Customer and Technical Support

        Our customer and technical support team is available 11 hours a day, Monday through Friday, excluding holidays, with additional limited support on Saturdays and Sundays. Our support teams reside primarily in San Mateo, California and East Windsor, New Jersey. The geographic distribution of the teams allows us to take advantage of time zone differences. The sites use a unified, customizable platform to field, handle and track all customer inquiries and interactions.

        We offer customer and technical support in English. Customers can contact us via email, chat, Web and telephone. In addition, physicians and premium product subscribers can take advantage of enhanced phone support via our toll free support line. Our website hosts a frequently-asked-questions self-service section for all subscribers and is available free of charge 24 hours per day, seven days a week.

        Our support team works in close conjunction with our marketing, engineering and product management teams to provide continuous and timely feedback from our customer interactions. We track and analyze customer satisfaction information in a constant effort to improve our products and services and identify new areas for growth.

Intellectual Property

        We rely upon a combination of trade secret, copyright, trademark and patent laws, license agreements, confidentiality procedures, employee and client nondisclosure agreements to protect the intellectual property used in our business. We currently have two issued patents which expire in 2022 and 2024 and two pending patent applications.

        We use trademarks, trade names and service marks for healthcare information services and technology solutions, including DocAlert®, DocMemo®, Epocrates®, Epocrates Honors®, Epocrates ID®, Epocrates Lab™, Epocrates MedTools®, Epocrates Rx®, Epocrates Rx Pro®, MultiCheck®, PharmFlash®, Epocrates Dx®, Epocrates QuickSurvey®, Epocrates QuickRecruit®, Epocrates MedInsight™, Epocrates MobileResearch™, MobileCME® and Epocrates SxDx®. We also use other registered and unregistered trademarks and service marks for our various services. In addition to our trademark registrations and applications, we have registered the domain names that either are or may be relevant to conducting our business, including "www.epocrates.com." We also rely on a variety of intellectual property rights that we license from third parties, including various software and healthcare content used in our services.

Government Regulation

        Most of our revenue is derived either directly from the healthcare industry or from other sources that could be affected by changes affecting healthcare spending. The healthcare industry is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations, as well as the behavior and attitudes of our subscriber customers. Federal and state legislatures and agencies periodically consider programs to reform or revise aspects of the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our products and services. We are unable to predict future proposals with any certainty or to predict the effect they would have on our businesses.

        Laws and regulations have been also been adopted, and may be adopted in the future, that address Internet-related issues, including online content, privacy, online marketing, unsolicited commercial email, taxation, pricing and quality of services. Many laws are complex and their application to specific services may not be clear. In particular, many existing healthcare and other laws and regulations, when enacted, did not anticipate the clinical information and interactive information services that we provide. However, these laws and regulations may nonetheless be applied to our services.

  Regulation of Drug and Medical Device Advertising and Promotion

        We provide services involving promotion of prescription and over-the-counter drugs and medical devices. The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials prepared by, or for, pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter, or OTC, drug advertising and, in some cases, medical device advertising, as well as general product or service advertising. Generally, based on FDA requirements, regulated companies must limit advertising and promotional materials to discussions of FDA-approved uses and claims. Information that promotes the use of pharmaceutical products or medical devices that we disseminate on behalf of our clients is subject to the full array of the FDA and FTC requirements and enforcement actions. Information in our services that is not disseminated on behalf of clients is not subject to such regulatory oversight. However, products or services that discuss use of an FDA-regulated product or that the regulators believe may lack editorial independence from the influence of sponsoring pharmaceutical or medical device companies may become a focus of regulatory scrutiny.

        The Federal Food, Drug and Cosmetic Act, or FDC Act, requires that prescription drugs, including biological products, be approved for a specific medical indication by the FDA prior to marketing. It is a violation of the FDC Act and of FDA regulations to market, advertise or otherwise commercialize such products prior to approval. The FDA does allow for preapproval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions regarding the ultimate safety or efficacy of the unapproved drug. Upon approval, the FDA's regulatory authority extends to the labeling and advertising of prescription drugs offered in interstate commerce. Such products may only be promoted and advertised for approved indications. In addition, the labeling and advertising can be neither false nor misleading, and must present all material information, including risk information, in a balanced manner. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

        The FDA regulates the safety, efficacy and labeling of OTC drugs under the FDC Act, either through specific product approvals or through regulations that define approved claims for specific categories of such products. The FTC regulates the advertising of OTC drugs under the section of the FTC Act that prohibits unfair or deceptive trade practices. Together, the FDA and FTC regulatory framework requires that OTC drugs be formulated and labeled in accordance with FDA approvals or regulations and promoted in a manner that is truthful, adequately substantiated and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general can also bring enforcement actions for alleged unfair or deceptive advertising.

        Any increase in FDA regulation of the Internet or other media for advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. In January 2007, the FDA published a report announcing the formation of a new advisory committee of experts and consumer representatives that will monitor the FDA's policies for risk communication. Intended to improve communication to patients of important safety information about drug products, the advisory committee may become a forum for addressing concerns about direct-to-consumer advertising. Congress has also shown interest in the issue and in FDA reform more generally with several bills relating to such matters introduced during 2007. There is a reasonable possibility that Congress, the

FDA or the FTC may alter its present policies on the advertising of prescription drugs or medical devices in a material way. We cannot predict what effect any such changes would have on our business.

  Physician Education Programs

        Activities and information provided in the context of a medical or scientific educational program, including CME, are not regulated by the FDA if they are non-promotional. The FDA does, however, evaluate such activities to determine whether they are independent of the promotional influence of the drug or medical device sponsor or whether they are promotional activities subject to the FDA's advertising and labeling requirements. To the extent that the FDA concludes that such activities are not independent from a manufacturer, such content must fully comply with the FDA's requirements. During the past several years, educational programs, including CME, that are directed toward physicians have been subject to increased scrutiny to ensure that sponsors do not influence or control the content of the program. In implementing controls and procedures that promote adherence to applicable regulations and requirements, our clients may implement varying procedures or requirements. In addition, future changes to existing laws, regulations or accreditation standards, or to the internal compliance programs of our clients and potential clients, may further discourage, significantly limit, or prohibit clients or potential clients from engaging in educational activities with us, or may require us to make further changes in the way we offer or provide educational programs.

  Medical Professional Regulation

        A license under applicable state law is required to practice most healthcare professions. In addition, some state laws prohibit business entities from practicing medicine. We believe that we do not practice medicine and we have attempted to structure our services, strategic relationships and other operations to avoid violating any such state licensing and professional practice laws.

  Anti-Kickback Laws

        There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws are applicable to manufacturers and distributors and, therefore, may restrict how we and some of our clients market products to or otherwise interact with healthcare providers. Also, in 2002, the Office of the Inspector General of HHS, the federal government agency responsible for interpreting the federal anti-kickback law, issued an advisory opinion that concluded that the sale of advertising and sponsorships to healthcare providers and vendors, and payments of fees for services such as market research implicate the federal anti-kickback law.

  HIPAA Privacy Standards

        The Privacy Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses, healthcare providers and their business associates. These Privacy Standards do not apply directly to us. Only covered entities are directly subject to potential civil and criminal liability under the Privacy Standards. However, depending on the facts and circumstances, we could be subject to criminal liability for aiding and abetting or conspiring with a covered entity to violate the Privacy Standards. We do not believe that we are involved in any activities that would be interpreted as aiding and abetting a covered entity to violate the standards.

  Consumer Protection Regulations

        We are also subject to a number of foreign and domestic laws that affect companies conducting business on the Internet. Advertising and promotional activities presented to visitors on our website and in our emails and other promotional communications are subject to federal and state consumer protection laws which regulate unfair and deceptive practices. We are also subject to various federal and state consumer protection laws. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, regulates commercial emails and provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of email messages which are intended to deceive the recipient as to source or content.

        Although our sites are not directed at children and we do not allow children to obtain our clinical information or participate in our services, we may be subject to the Children's Online Privacy Protection Act, or COPPA, which restricts the distribution of materials considered harmful to children and imposes additional restrictions on the ability of online services to collect information from U.S. children under the age of 13. Our sites are not directed at children and we employ a kick-out procedure whereby anyone identifying themselves as being under the age of 13 during the registration process is not allowed to register to obtain our clinical information or participate in our services.

        The federal Deceptive Mail Prevention and Enforcement Act and certain state prize, gift or sweepstakes statutes may apply to contests and sweepstakes we run from time to time, and other federal and state consumer protection laws applicable to online collection, use and dissemination of data, and the presentation of website or other electronic content, may require us to comply with certain standards for notice, choice, security and access. In addition, several foreign governments have regulations dealing with the collection and use of personal information obtained from their citizens. Those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities.

        Recently, Congress passed the Fair and Accurate Credit Transactions Act, or FACTA, to reduce the risk of identity theft from the improper disposal of consumer information. FACTA requires businesses that collect consumer data, such as our business, to take reasonable measures to prevent unauthorized access to such information. FACTA's disposal standards are flexible and allow businesses discretion in determining what measures are reasonable based upon the sensitivity of the information, the costs and benefits of different disposal methods and relevant changes in technology.

  Regulation of Payments to Physicians

        Recent legislation enacted or pending in several states and in Congress mandates disclosure of certain gifts and payments by pharmaceutical companies to physicians. These laws may be interpreted to require disclosure or other regulation or limitation of honorarium payments made to physicians for participation in market research activities sponsored by pharmaceutical companies. Although these laws are not directed at our company, because we provide market research services involving participants from our subscriber base, these laws may have a negative impact on the continued sponsorship by pharmaceutical companies of these activities or the willingness of physicians to participate in such activities and may result in a decrease in this segment of our business.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings, however, in a letter dated June 8, 2007, one of our competitors, WebMD, has made assertions about our business and our business practices. WebMD has retained outside counsel and has asserted that they are prepared to pursue claims against us including claims under the Lanham Act and state laws regarding unfair competition and false advertising. They have also asserted their rights to contact governmental agencies to investigate our business practices. Although we believe that their claims are without merit and that our business practices are both legal and ethical, WebMD may nevertheless choose to pursue legal action.

Employees

        As of July 31, 2008, we had 220 employees which was comprised of 62 employees in research and development activities or direct support thereof, 70 employees in sales and marketing, 12 employees in information technology and facilities, 49 employees in client services and 27 employees in general and administrative. None of our employees is covered by a collective bargaining agreement.

Facilities

        Our corporate headquarters is located in San Mateo, California and consists of approximately 59,236 square feet of office space pursuant to a lease that is set to expire on April 30, 2011. In addition to our space in San Mateo, California, we also lease office space in East Windsor, New Jersey. As our business expands, we may require additional space.

MANAGEMENT

Executive Officers, Key Employees and Directors

        Our current executive officers, key employees and directors and their respective ages and positions as of June 30, 2008 are:

Name	Age	Position
Kirk M. Loevner(1)	50	Chairman of the Board, President and Chief Executive Officer
Richard H. Van Hoesen(1)	53	Senior Vice President, Finance and Chief Financial Officer
Paul F. Banta(1)	47	Senior Vice President, Law, Policy and Content, General Counsel and Secretary
Robert J. Quinn(1)	55	Senior Vice President, Engineering and Chief Technology Officer
Jeffrey A. Tangney(1)	35	Executive Vice President, Sales and Marketing
Joseph B. Kleine	45	Senior Vice President, Healthcare Sales
Philippe O. Chambon, M.D., Ph.D.(2)(3)	50	Director
John D. Halamka, M.D.	46	Director
Thomas L. Harrison(2)	60	Director
Patrick S. Jones(3)(4)	63	Director
Gilbert H. Kliman, M.D.(2)	49	Director
David C. Nagel, Ph.D.(4)	63	Lead Independent Director
John E. Voris(3)(4)	61	Director
Mark A. Wan(5)	43	Director

(1)
Executive officer of Epocrates.

(2)
Member of our compensation committee.

(3)
Member of our corporate governance and nominating committee.

(4)
Member of our audit committee.

(5)
Mr. Wan will be resigning from our board of directors concurrent with the closing of this offering.

Executive Officers and Key Employees

        Kirk M. Loevner has served as our President and Chief Executive Officer and has been a member of our board of directors since June 2004. In July 2005, Mr. Loevner was elected Chairman of our board of directors. From December 2001 to January 2004, Mr. Loevner was the Chairman and Chief Executive Officer of Pinnacor, Inc., previously Screaming Media Inc., a business information company. In November 1998, Mr. Loevner founded PublishOne, an online publishing company, where he served as its Chief Executive Officer until August 2001. From June 1996 to August 1998, Mr. Loevner served as Chief Executive Officer of Internet Shopping Network Inc., an online retailer. From November 1993 to April 1996, Mr. Loevner served as Vice President, Software Applications, for Silicon Graphics, Inc., a computer company. From June 1984 to October 1993, Mr. Loevner held various management positions with Apple Inc., a personal computer company, including Vice President of the Apple Software Division. Mr. Loevner currently serves on the Board of Overseers for Tufts University College of Engineering. Mr. Loevner holds a B.S.E. from Tufts University and an M.B.A. from Harvard Business School.

        Richard H. Van Hoesen has served as our Senior Vice President, Finance and Chief Financial Officer since November 2006. From February 2003 to June 2006, Mr. Van Hoesen was Senior Vice President, Finance of NetIQ Corporation, an enterprise software company, was appointed their Chief

Accounting Officer in April 2004 and their Senior Vice President and Chief Financial Officer in September 2004. From February 2000 until February 2003, Mr. Van Hoesen was Vice President and Chief Financial Officer of Xacct Technologies, Inc., a network-mediation software company. From January 1999 to January 2000, Mr. Van Hoesen held the position of Senior Vice President and General Manager of the Micro Focus business unit of Merant, Inc., a software company which was formed as a merger between Micro Focus PLC and Intersolv, Inc. From March 1998 until January 2000, Mr. Van Hoesen was Senior Vice President and Chief Financial Officer of Micro Focus PLC, a software company. From October 1996 to March 1998, Mr. Van Hoesen was Vice President Finance and Chief Financial Officer of Wall Data, Inc., a network connectivity software company. Mr. Van Hoesen holds a B.S. from Lehigh University and an M.B.A. from the Wharton School of the University of Pennsylvania.

        Paul F. Banta is our Senior Vice President, Law, Policy and Content and has served as our General Counsel since September 2000 and our Secretary since January 2001. From September 1997 to August 2000, Mr. Banta served as Senior Vice President of PCS Health Systems, a health solutions company, and as its Assistant General Counsel from February 1995 to August 1997. From June 1987 to January 1995, Mr. Banta was employed by Eli Lilly and Company, a pharmaceutical company, serving as corporate counsel from June 1989 to January 1995. Mr. Banta holds an A.B. from Bowdoin College and both a J.D. and an M.B.A. from Columbia University.

        Robert J. Quinn has served as our Senior Vice President, Engineering and Chief Technology Officer since July 2005, having joined Epocrates in June 2002 as our Vice President, Engineering and Chief Technology Officer. From November 2001 to March 2002, Dr. Quinn served as Vice President of Engineering for iDini Corporation, a wireless software company. From October 1998 to October 2001, Dr. Quinn served as Vice President of Engineering of Parametric Technology Corporation, a product development software company. Prior to that, Dr. Quinn held a number of positions at IBM and was a Research Fellow at Harvard University. Dr. Quinn holds a B.A. from Dartmouth College and a Ph.D. from the University of Colorado.

        Jeffrey A. Tangney co-founded Epocrates in August 1998 and has held various management positions at Epocrates since then, serving as our Executive Vice President, Sales and Marketing since September 2005. From June 1999 to September 1999, Mr. Tangney also served as an associate in the healthcare group of Goldman Sachs & Co., an investment banking firm. From June 1993 to August 1997, Mr. Tangney served as a manager with ZS Associates, a consulting firm. Mr. Tangney holds a B.S. from the University of Wisconsin and an M.B.A. from the Stanford Graduate School of Business.

        Joseph B. Kleine joined Epocrates in January 2001 and has led our pharmaceutical industry sales effort for most of his tenure with us. In January 2008, he was named Senior Vice President, Healthcare Sales. From July 2000 to December 2000, Mr. Kleine served as Vice President of Sales and Marketing for PharmaPRN, a pharmaceutical services company. From October 1999 to July 2000, Mr. Kleine served as Senior Vice President of Strategic Planning and Business Development at Lyons Lavey Nickel Swift Inc., a full service advertising agency within the Omnicom network. From June 1988 to September 1999, Mr. Kleine served in various sales and marketing capacities at Eli Lilly and Company. Mr. Kleine holds a B.A. from Dickinson College and an M.B.A. from Duke University's Fuqua School of Business.

Non-Employee Directors

        Philippe O. Chambon, M.D., Ph.D.  has served on our board of directors since August 2000. Since July 2005, Dr. Chambon has served as a Managing Director of New Leaf Venture Partners, a venture capital firm spun off from Sprout Group, the venture capital affiliate of Credit Suisse. Dr. Chambon joined Sprout Group in May 1995 and became a General Partner in January 1997. From May 1993 to April 1995, Dr. Chambon served as Manager in the healthcare practice of The Boston Consulting Group, a consulting firm. From September 1987 to April 1993, Dr. Chambon served as Executive Director of New Product Management for Sandoz Pharmaceutical, Inc., a pharmaceutical company.

Dr. Chambon holds an M.D. and a Ph.D. from the University of Paris and an M.B.A. from Columbia University. Dr. Chambon also serves as a director of Auxilium Pharmaceuticals, Inc., NxStage Medical, Inc. and several private biotechnology companies.

        John D. Halamka, M.D.  has served on our board of directors since August 2005. Dr. Halamka has been the Associate Dean for Educational Technology at Harvard Medical School since January 2000, Chief Information Officer of Harvard Medical School since January 2001 and Chief Information Officer of CareGroup Health Systems, a healthcare company, since December 1998. Dr. Halamka holds a B.A. and a B.S. from Stanford University, an M.D. from the University of California, San Francisco, and an M.S. from Harvard Medical School.

        Thomas L. Harrison has served on our board of directors since January 2002. Since May 1998, Mr. Harrison has served as Chairman and Chief Executive Officer of the Diversified Agency Services division of Omnicom Group, Inc., an advertising and marketing company. Mr. Harrison holds an honorary doctorate and an M.S. from West Virginia University. Mr. Harrison also serves as a director of The Morgan's Hotel Group.

        Patrick S. Jones has served on our board of directors since October 2005. Mr. Jones has been a private investor since March 2001. From June 1998 to March 2001, Mr. Jones was the Senior Vice President and Chief Financial Officer of Gemplus International S.A., a manufacturer of smart cards for banking, retail, security, and telecommunications. From 1992 to May 1998, Mr. Jones was Vice President, Finance and Corporate Controller for Intel Corporation. Mr. Jones holds a B.A. from the University of Illinois and an M.B.A. from St. Louis University. Mr. Jones also serves as Chairman of the Board of Lattice Semiconductor, Inc. and serves as a director of Novell, Inc., Openwave Systems Inc. and several private companies.

        Gilbert H. Kliman, M.D.  has served on our board of directors since September 1999. Dr. Kliman has been a partner at InterWest Partners, a venture capital firm, since 1996 and has been a managing director there since 1999. From November 1995 to November 1996, Dr. Kliman was an investment manager at Norwest Venture Partners, a venture capital firm. From July 1989 to September 1992, Dr. Kliman served as an associate at TA Associates, a private equity investment firm. Dr. Kliman holds a B.A. from Harvard University, an M.D. from the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business. Dr. Kliman also serves as a director of several private life science companies.

        David C. Nagel, Ph.D.  has served on our board of directors since January 2006 and is our lead independent director. From December 2001 to May 2005, Dr. Nagel served as President and Chief Executive Officer of PalmSource, Inc., a company that provides operating system software platforms for mobile devices. From September 2001 to December 2001, Dr. Nagel served as Chief Executive Officer of Platform Solutions Group at Palm, Inc. From April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications services corporation, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Dr. Nagel holds a B.S., an M.S. and a Ph.D. from the University of California, Los Angeles. Dr. Nagel also serves as a director of LeapFrog Enterprises, Inc. and Tessera Technologies, Inc. and several private companies.

        John E. Voris has served on our board of directors since June 2000. Mr. Voris is the former Chief Executive Officer and a director of HAPC, Inc., a company formed for the purpose of acquiring operating businesses in the healthcare sector. From June 2000 to June 2004, Mr. Voris served as the President and Chief Executive Officer of Epocrates. He was also the Chairman of the Board of Epocrates from 2004 to 2005. Prior to joining Epocrates, Mr. Voris spent nearly three decades at Eli Lilly and Company, serving in a variety of leadership roles. Mr. Voris holds a B.A. and an M.B.A. from the Kelley School of Business at Indiana University. Mr. Voris also serves as a director of InfuSystem Holdings, Inc. and a privately held company.

        Mark A. Wan has served on our board of directors since September 1999. Mr. Wan co-founded Three Arch Partners, a venture capital firm, in 1993. Mr. Wan holds a B.S. in engineering and a B.A. in economics from Yale University and an M.B.A. from the Stanford Graduate School of Business. Mr. Wan also serves as a director of Biosensors International Group, Ltd. and several private medical companies.

Executive Officers

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers.

Board Composition

        Our bylaws permit our board of directors to establish by resolution the authorized number of directors. Our board of directors currently consists of nine directors, with one vacancy. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director's death, resignation or removal. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

        We believe that the composition of our board of directors meets the requirements for independence under the current requirements of The NASDAQ Global Market. As required by The NASDAQ Global Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future requirements to the extent they become applicable to us.

Voting Agreement

        The election of our directors is governed by an amended and restated voting agreement, as amended, that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our certificate of incorporation, as amended. The holders of a majority of our Series A Stock, voting as a single class, have designated Dr. Kliman and Mr. Wan for election to our board of directors. The holders of a majority of our Series B Stock, voting as a single class, have designated Dr. Chambon for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated the remainder of our directors for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of our board members.

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below.

  Audit Committee

        Our audit committee is comprised of Messrs. Jones and Voris and Dr. Nagel, each of whom is a non-employee member of our board of directors. Mr. Jones is the chairman of the audit committee. The board of directors has determined that Mr. Jones is an "audit committee financial expert" as defined under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of the NASDAQ listing standards and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the NASDAQ listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Our audit committee is responsible for, among other things:

  •
  overseeing the accounting and financial reporting processes and audits of our financial statements;

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  appointing an independent registered public accounting firm to audit our financial statements;

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  overseeing and monitoring:

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  the integrity of our financial statements;

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  our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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  our independent registered public accounting firm's qualifications, independence and performance; and

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  our internal accounting and financial controls;

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  preparing the report that SEC rules require be included in our annual proxy statement;

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  providing the board of directors with the results of its monitoring and recommendations; and

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  providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

        Our independent registered public accounting firm and internal financial personnel have unrestricted access to our audit committee and meet privately with our audit committee on a regular basis.

  Compensation Committee

        Our compensation committee is currently comprised of Drs. Chambon and Kliman and Mr. Harrison, each of whom is a non-employee member of our board of directors. Dr. Kliman is the chairman of the compensation committee. Each member of our compensation committee is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and a "non-employee director" within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Our compensation committee is responsible for, among other things:

  •
  reviewing and approving for our chief executive officer and other executive officers:

  •
  annual base salary;

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  annual incentive bonus, including the specific goals and amount;

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  equity compensation;

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  any other benefits, compensations, compensation policies or arrangements; and

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  employment agreements, severance arrangements and change of control agreements/provisions;

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  reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

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  preparing a report to be included in our annual proxy statement;

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  determining the criteria for the compensation paid to our chief executive officer for the last completed fiscal year and the relationship of such compensation to our performance;

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  establishing the committee's executive compensation policies applicable to executive officers; and

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  acting as administrator of our current benefit plans.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee is currently comprised of Messrs. Jones and Voris and Dr. Chambon, each of whom is a non-employee member of our board of directors. Mr. Jones is the chairman of the corporate governance and nominating committee. We believe that the composition of our corporate governance and nominating committee meets the requirements for independence under the current requirements of the NASDAQ listing standards.

        Our nominating and corporate governance committee is responsible for, among other things:

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  reviewing board structure, composition and practices, and making recommendations on these matters to the board of directors;

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  reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board of directors; and

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  overseeing compliance by employees with our Code of Business Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

        During the last fiscal year, none of the members of our compensation committee was one of our officers or employees. None of our executive officers serves, or has served in the past year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who have served on our board of directors or compensation committee.

        In August 2004, we entered into an agreement with Health Science Center for Continuing Medical Education, or HSC, whereby HSC disseminates accredited continuing medical education and training activities via our handheld software. Thomas L. Harrison, a member of our compensation committee and board of directors, is the Chief Executive Officer of DAS, HSC's parent company. Pursuant to the agreement, HSC has agreed to pay us a flat fee of $300,000 per year in four equal quarterly installments of $75,000 to be used to develop the handheld software for the dissemination of HSC's education and training activities. We charge HSC on a per activity basis, ranging from $10,000 to $25,000 per activity based on the number of activities disseminated. Any additional purchases of our products by HSC count as payment towards the yearly flat fee. We recorded revenue from HSC of $300,000 for the year ended December 31, 2007. We did not record revenues under the agreement for the years ended December 31, 2005 and 2006.

        In 2005, 2006 and 2007, we entered into various agreements with Cline Davis & Mann, Inc. whereby we provided various marketing, educational, media and creative services through our DocAlert channel. Thomas L. Harrison, a member of our compensation committee and board of directors, is the chief executive officer of DAS, Cline Davis & Mann's parent company. We recorded revenue from Cline Davis & Mann, Inc. of approximately $968,995, $670,459 and $1,843,798 for the years ended December 31, 2005, 2006 and 2007, respectively.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Overview

        Our executive compensation program is designed to help us attract talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time, and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers' compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success, and to reflect the teamwork philosophy of our executive management team.

        As discussed in further detail below, our executive compensation program consists primarily of annual base salary, cash bonus and equity awards. Our compensation committee has not adopted any formal policies for allocating compensation among salary, bonus and equity awards, but seeks to combine short and long-term components, cash and equity, in the proportions that it believes are the most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the San Francisco Bay Area, where there is significant competition for talented employees. We believe that we must provide competitive compensation packages to attract and retain executives over the longer term.

  Role of the Compensation Committee in Setting Executive Compensation

        Our compensation committee determines the salary, annual cash and equity compensation for our executive officers other than Kirk M. Loevner, our Chief Executive Officer, whose compensation is determined by the full board of directors based upon recommendations made by the compensation committee. The compensation committee considers recommendations from Mr. Loevner in determining compensation for our other executive officers. While Mr. Loevner discusses his recommendations with the compensation committee and the full board of directors, he does not participate in determining his own compensation. In making his recommendations, Mr. Loevner receives input from our Human Resources department and has access to third party compensation surveys and compensation data of publicly-traded companies. This information is also available to our compensation committee. Paul F. Banta, our Senior Vice President, Law, Policy and Content and General Counsel, and John Owens, our Vice President, Human Resources, may participate in compensation committee meetings, but do not participate in any discussions of their own compensation. None of our other executive officers participates in the compensation committee's executive compensation discussions. The compensation committee does not delegate any of its functions to others in determining executive compensation.

        Historically, the compensation committee has considered several different data sources in determining our annual cash and equity compensation, including input from the independent members of our board of directors based on general experience with companies in their investment portfolios, compensation surveys such as the Radford High-Tech Industry Executive Survey and the CompensationPro Pre-IPO Compensation Database, peer company public filings and external compensation consultants.

        In the fall of 2006, Compensia, Inc., a compensation consulting firm, provided the compensation committee with compensation data for 15 publicly-traded companies in the healthcare and information technology industries, some smaller than our company, some of similar size, and some larger, including Greenfield Online, Phase Forward and Saba Software. The companies in the survey were chosen because they were generally similar to ours in terms of industry, capital structure, financial attributes, geographic location and/or competition for talent. However, because certain aspects of our business and management team are unique, the compensation committee used the peer company data as one resource in determining executive compensation and not as a stand-alone tool. In determining compensation for our executive officers for the year ended December 31, 2007, the compensation committee reviewed the data provided by Compensia, along with other publicly-available compensation data such as the Radford High-Tech Industry Executive Survey and peer company public filings, and discussed it with Compensia and Mr. Loevner.

  Benchmarking of Compensation

        For the year ended December 31, 2007, Compensia again served as an independent consultant to the compensation committee to assist in developing our executive compensation program, including identifying companies for competitive analysis and benchmarking. As part of its engagement, Compensia identified comparable peer companies, provided the compensation committee with a report summarizing a comparison of our compensation with such peer companies and provided an assessment of the specific elements of our compensation components in relation to the peer companies. The compensation committee believes benchmarking of executive compensation is crucial to maintaining compensation levels competitive with other leading technology companies with which we compete for personnel. Additionally, benchmarking provides guideposts which the compensation committee uses to determine the size, mix and components of executive compensation.

        Most of our direct industry competitors are significantly larger than we are, and as a result, it is challenging to find appropriately-sized industry competitors for comparison. Therefore, Compensia developed a group of 16 comparable companies based on such factors as revenues between $50 million and $130 million per year, market capitalization and, to the extent possible, industry similarity. Specifically, the companies identified were: Actuate Corporation, Applix, Inc. (subsequently acquired by Cognos ULC, an IBM company), Callidus Software, Inc., Chordiant Software, Inc., CyberSource Corporation, DivX, Inc., Double-Take Software, Inc., Glu Mobile, Inc., Greenfield Online, Inc., Guidance Software, Inc., OpenTV Corporation, PDF Solutions, Inc., Phase Forward Incorporated, Taleo Corporation, Unica Corporation and Visual Sciences, Inc. (subsequently acquired by Omniture, Inc.). We believe that this group provides a meaningful cross-section from which to benchmark executive compensation.

  Elements of Compensation

        Our executive compensation program consists of the following principal components: base salary, annual cash bonuses (if approved by our board of directors), long-term incentive compensation in the form of stock options, benefit plans generally available to all employees and change of control and other severance benefits.

        Base Salary.    Each of our named executive officers entered into an employment agreement or offer letter with us at the commencement of their employment, several of which have been subsequently amended, that provides for an initial base salary, subject to annual increases. We review company and individual performance annually. As discussed above, Mr. Loevner reviews the executive officers' salaries with the compensation committee in connection with that annual performance review. For the year ended December 31, 2007, our executive officers' base salaries were set by reviewing their 2006 salaries against company and individual performance, base salary benchmarking against comparable companies, as well as general economic factors.

        Our compensation committee targets our executives' base salaries at or near the median of salaries for executive officers in similar positions with similar responsibilities at companies of similar size in the healthcare and information technology industries and which are otherwise similarly situated. Our compensation committee believes this is appropriate for several reasons, including the following:

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  We have a complex business model and are pursuing multiple commercial opportunities simultaneously in relatively specialized markets;

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  Competition for executive talent is intense in our industry and in our geographic area; and

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  Our executives have many years of valuable experience in the healthcare and information technology industries, and their continued leadership is critical to our short-term and long-term success.

        For the year ended December 31, 2007, the compensation committee established a target of total cash compensation for each executive officer at the 50th percentile of executive officers at comparable companies identified in the report from Compensia. Our actual total cash compensation for 2007 was, on average, approximately 90% of the 50th percentile for comparable executive officers identified in the report from Compensia.

        For the year ending December 31, 2008, after reviewing the most recent benchmarking data with Compensia and considering the performance of certain executive officers, the performance of the company overall and achievement of performance goals in 2007, our compensation committee recommended to our board of directors in January 2008 that it was appropriate to raise the base salaries of our chief executive officer and chief financial officer to $340,000 and $255,000, respectively, effective January 1, 2008, representing increases of 13% and 2%, respectively, and increases in the salaries of our other named executive officers ranging from 2% to 4.5%. In determining the salary increases for our other named executive officers, our compensation committee also considered the fact that the bonus potential for our other executives remained unchanged for 2008 as a percentage of the base salary for each such officer for 2008. As in the prior year, our compensation committee targeted total cash compensation for each executive officer at the 50th percentile of officers at comparable companies identified by Compensia in its most recent report.

        Cash Bonuses.    We have an annual management bonus plan under which cash bonuses may be paid annually to all of our executive officers and other members of management, shortly after the end of the calendar year. Target bonus levels under the plan are assigned based on the level of the employee. For the year ended December 31, 2007, the target bonus level for our chief executive officer was 50% of base salary, for our executive vice president, the target was $40,000, for senior vice presidents, 30% to 35% of base salary. The actual bonus awarded in any year, if any, may be more or less than the target, depending on the achievement of our corporate objectives as established by our compensation committee and board of directors. Our executives' bonuses are targeted at or near the median of bonuses for executive officers in similar positions with similar responsibilities at companies of similar size in the healthcare and information technology industries. Whether or not a bonus is paid for any year is determined in connection with our performance against the milestones and metrics determined by the board of directors for that year's bonus program. In addition to his participation in the management bonus plan.

        For the year ended December 31, 2007, the corporate objectives upon which the management bonus program was based were the achievement of specified levels of three key business metrics. 40% of the bonus was based on the achievement of designated new customer orders, which we refer to as sales bookings, a non-GAAP measurement, 20% was based on the achievement of designated revenue and 40% was based on a designated non-GAAP measurement of earnings we refer to as Adjusted EBITDA, as described in detail on page 9 of this prospectus. The board of directors believes these measurements of the performance of the business are appropriate because together they provide a balance of metrics the results of which are significantly influenced by management's actions and which are important to our success. The board of directors believes the bookings results measure our current sales performance and growth prospects, the revenue results measure our ability to deliver on the sales we have made, and our Adjusted EBITDA measures our ability to grow profitably.

        The target performance levels for these metrics for 2007 were: sales bookings of $76.3 million, net revenue of $64.0 million and Adjusted EBITDA of $2.4 million. Adjusted EBITDA is calculated by starting with GAAP operating profit and adding back non-cash charges such as stock-based compensation, depreciation and amortization. Provided both bookings and net revenue exceed 90% of their target performance levels, the bonus payout for each component could vary from 0% to 150% of the target bonus for that component based on the actual over- or under-achievement of that metric according to the parameters in the following tables:

Bookings (40% of overall bonus target)

% Attainment	<90%	90%	100%	108%	≥120%
Bonus % Payout	0%	50%	95%	100%	150%

Net Revenue (20% of overall bonus target)

% Attainment	<90%	90%	100%	≥120%
Bonus % Payout	0%	50%	100%	150%

Adjusted EBITDA ($M) (40% of overall bonus target)

$ Attainment	<$0.5	$1.0	$2.5	>$4.0
Bonus % Payout	0%	50%	100%	150%

        The actual results for these management bonus metrics for 2007 were: sales bookings of $83.0 million, net revenue of $65.6 million and Adjusted EBITDA of $8.5 million. In accordance with the terms of the plan, our board of directors determined the management bonus payout for 2007 to be 122.6% of target.

        The above-referenced performance targets and results were determined using our unaudited financial results and thus differ from the actual results as reported in our audited financial statements included elsewhere in this prospectus. You should read these consolidated financial statements, the related notes to these financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The above-referenced performance targets should not be interpreted as a prediction of how we will perform in future periods. As described above, the purpose of these targets was to establish a method for determining the payment of cash-based incentive compensation. You are cautioned not to rely on these performance goals as a prediction of our future performance.

        For the year ending December 31, 2008, our compensation committee recommended to our board of directors that management cash bonus targets remain unchanged at 50% of base salary for our chief executive officer, $40,000 for our executive vice president and at 30% to 35% of base salary for our senior vice presidents. The corporate objectives upon which the 2008 management bonus program is based remain the achievement of specified levels of sales bookings, net revenue and Adjusted EBITDA. However, in 2008 each component is equally weighted. The board of directors determined that revenue should assume an equal weighting to bookings and Adjusted EBITDA in our current stage of development. Our compensation committee set the 2008 targets at levels moderately in excess of the operating plan approved by our board of directors for fiscal 2008 as an incentive for superior performance. In establishing the targets, our compensation committee considered management's historic performance relative to prior operating plans, as well as the board of directors' view of the prospects for our business in 2008. As a result of its review, our compensation committee believes the targets identified are attainable, but acknowledges that they will require significant management attention and growth in our business in 2008. Our compensation committee believes that the most likely outcome will be attainment of a bonus in the 90% to 110% range of the target bonus, which our compensation committee believes will then keep the total targeted cash compensation for our executive officers near the 50th percentile range on average of compensation for executive officers at comparable companies.

        Provided bookings and net revenue exceed specified threshold levels, the bonus payout for each component could vary from 0% to 200% of the target bonus for that component based on the actual over- or under-achievement of that metric according to the parameters in the following tables. If the minimum threshold for any of the metrics is not met, no bonus will be payable for any of the metrics.

Bookings (One third of overall bonus target)

% Attainment	92%	95%	100%	105%	110%
Bonus % Payout	0%	50%	100%	120%	200%

Net Revenue (One third of overall bonus target)

% Attainment	92%	96%	100%	104%	108%
Bonus % Payout	0%	80%	100%	120%	200%

Adjusted EBITDA (One third of overall bonus target)

% Attainment	Bonus % Payout
<50%	0%
≥50% and <70%	50%
≥70% and <85%	70%
≥85% and <100%	90%
≥100% and <115%	110%
≥115% and <130%	130%
≥130% and <140%	150%
≥140% and <150%	175%
≥150%	200%

        The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive.

        Long-term Equity Compensation.    Our equity incentive program is intended to reward longer-term performance and to help align the interests of our executive officers with those of our stockholders. We believe long-term performance can be enhanced through the use of equity incentives. Our current long-term incentives consist solely of stock option grants under our 1999 Stock Option Plan, or the 1999 Option Plan. The compensation committee believes that the use of stock options offers the best approach to achieve our compensation goals with respect to long-term compensation, serving as an important retention tool for our employees. Our compensation committee and our board of directors target our executives' stock option grants between the 50th and 75th percentiles of equity compensation for executive officers in similar positions with similar responsibilities at companies of similar size in the healthcare and information technology industries, while also ensuring that sufficient unvested options remain to provide a continuing incentive. With respect to determining the size of stock option grants, our compensation committee has approved target ranges of stock options for new employees, and it reviews those ranges at least annually. The target ranges are intended to set appropriate stock option incentive levels for the various levels of responsibility. Stock options granted under this plan typically vest over four years and expire ten years from the date of grant, hereinafter described as Standard Stock Options.

        For the year ended December 31, 2007, our compensation committee established a target of total equity compensation for each executive officer between the 50th and 75th percentile of executive officers at comparable companies identified in the Compensia report. Our actual total equity compensation as measured by total equity ownership, at the end of 2007 was, on average, within the target range when compared with comparable executive officers as identified in the Compensia report.

        Our executive officers were granted Standard Stock Options under the 1999 Option Plan at the time each commenced employment with us, and each (except for Mr. Van Hoesen) also has received subsequent grants of Standard Stock Options under the 1999 Option Plan. In connection with its compensation review for the year ended December 31, 2007, our compensation committee also granted performance-based stock options to each of our named executive officers in April 2007 as described in more detail in the table below entitled "2007 Grants of Plan-Based Award." Each such executive officer was assigned a target number of such options, and a grant of 120% of such target number was made in April 2007. The actual vesting of the 2007 performance-based options was contingent upon the achievement by us in 2007 of corporate goals relating to net revenue and Adjusted EBITDA, with each of the two metrics weighted equally. The target performance levels for these metrics for 2007 were: net revenue of $64.0 million and Adjusted EBITDA of $2.4 million. Adjusted EBITDA is calculated by starting with GAAP operating profit and adding back non-cash charges such as stock-based compensation, depreciation and amortization. Provided net revenue exceeded 92% of its target performance level, the actual number of shares to vest could range from 0% to 120% of the target assigned, depending on our performance with respect to these two metrics as follows:

Net Revenue (One half of overall performance target)

% Attainment	92%	95%	100%	104%	≥108%
% of Target Shares to Vest	0%	50%	100%	110%	120%

Adjusted EBITDA (One half of overall performance target)

% Attainment	0%	50%	100%	150%	≥200%
% of Target Shares to Vest	0%	30%	75%	100%	120%

        The actual results for these metrics in 2007 were: net revenue of $65.6 million and Adjusted EBITDA of $8.5 million. In accordance with the terms of the 2007 performance-based options, the board of directors determined that approximately 113% of the target number of options would commence vesting effective January 1, 2008. Such options vest ratably over the ensuing 45 months. The remaining options from the initial grant were cancelled and returned to the option pool of the 1999 Option Plan.

        In connection with its compensation review for the year ending December 31, 2008, our compensation committee granted performance-based stock options to each of our named executive officers in January 2008 as follows:

Name	Shares Granted (#)	Exercise Price ($/Sh)
Kirk M. Loevner	144,000	$10.42
Richard H. Van Hoesen	84,000	$10.42
Paul F. Banta	60,000	$10.42
Robert J. Quinn	84,000	$10.42
Jeffrey A. Tangney	84,000	$10.42

        Each executive officer was assigned a target number of such options, and a grant of 120% of the target number was made in January 2008. The actual vesting of the 2008 performance-based options will depend upon our achievement in 2008 of corporate goals relating to sales bookings, net revenue and Adjusted EBITDA, with each of the three metrics weighted equally. The actual number of shares to vest could range from 0% to 120% of the target assigned depending on the performance of Epocrates with respect to these three metrics as follows:

Bookings (One third of overall performance target)

% Attainment	≤92%	95%	100%	≥105%
% of Target Shares to Vest	0%	50%	100%	120%

Net Revenue (One third of overall performance target)

% Attainment	≤92%	96%	100%	≥104%
% of Target Shares to Vest	0%	80%	100%	120%

Adjusted EBITDA (One third of overall performance target)

% Attainment	≤50%	80%	100%	≥120%
% of Target Shares to Vest	0%	80%	100%	120%

        Following the 2008 fiscal year, the board of directors will determine, based on our results, the percent of the target number of options that will commence vesting effective January 1, 2009. Such options will vest ratably over the ensuing 36 months. Any remaining options from the initial grant will be cancelled and returned to the option pool of the 1999 Option Plan.

        As with the bonus targets for cash bonuses, our compensation committee believes the targets identified are attainable, but acknowledges that they will require significant management attention and growth in our business in 2008. The compensation committee believes that the most likely outcome will be attainment of vested shares in the 80% to 110% range of the targets, which will then keep the total equity compensation for our executive officers, on average, within the targeted 50th to 75th percentile range of equity compensation, as measured by equity ownership, for executive officers at comparable companies.

        In determining the number of standard stock options and performance-based stock options granted to the executive officers, our compensation committee took into account each executive officer's position, scope of responsibility, ability to affect stockholder value and the individual's historic and recent performance.

        In connection with this offering, our board of directors has adopted new equity benefit plans described under "Employee Benefit Plans" below. The 2008 Equity Incentive Plan, or 2008 Incentive Plan, will amend and restate our existing 1999 Stock Option Plan immediately upon the signing of the underwriting agreement for this offering. In connection with our transition to a publicly-traded company, the compensation committee intends to evaluate an annual stock option grant program for executive officers to continue aligning the interests of our executive officers with those of our stockholders. Participation in our 2008 Employee Stock Purchase Plan, or 2008 Purchase Plan, that we have adopted and that will become effective immediately upon the signing of the underwriting agreement for this offering will also be available to all executive officers following this offering on the same basis as our other employees.

        Severance and Change of Control Benefits.    Certain of our named executive officers are entitled to severance and/or change of control benefits, the terms of which are described in detail below under "Executive Employment and Severance Agreements." With respect to change of control benefits, we provide severance compensation if an executive officer is terminated in connection with or subsequent to a change of control transaction to further promote the ability of our executive officers to act in the best interests of our stockholders even though they could be terminated following such a transaction. Change of control vesting acceleration benefits are structured on a "double-trigger" basis, meaning that the executive officer must experience a constructive termination or a termination without cause in connection with a change of control in order for the benefits to become due, which is directly tied to our goal of eliminating, or at least reducing, any reluctance of our named executive officers to diligently consider and pursue potential change of control transaction notwithstanding the risk to their own job positions. We also believe that the other severance benefits are appropriate, particularly with respect to a termination by us without cause since, in that scenario, we and the executive have a mutually-agreed-upon severance package that is in place prior to any termination event which provides us with more flexibility to make a change in executive management if such a change is in our stockholders' best interests. We believe that these severance and changes of control benefits are an essential element in our executive compensation packages and assist us in recruiting and retaining talented individuals. The severance and changes in control benefits do not influence and are not influenced by other elements of compensation, as these benefits serve different objectives than the other elements of compensation.

        Other Benefits.    We have a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The plan permits us to make matching contributions if we choose; however, to date we have not made any matching contributions. We provide health care, dental and vision benefits to all full-time employees, including our executive officers. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified dependent care expenses not reimbursed by insurance. These benefits are available to all employees, subject to applicable laws.

Additional Compensation Factors for Executive Vice President of Sales and Marketing

        In addition to his participation in the compensation programs described above, to more closely align his performance with the sales force he manages, Mr. Tangney is eligible to earn additional bonuses. Because of these additional performance targets, Mr. Tangney's target management bonus described above represents a smaller portion of his overall bonus compensation than that of other executives. Mr. Tangney's target under the management bonus program is $40,000 and the target for his additional bonuses is $80,000. For the year ended December 31, 2007, Mr. Tangney was eligible to receive a bonus based on the achievement of specified quarterly revenue and bookings targets, or 2007 Metrics. Mr. Tangney's target bonus for each of these 2007 Metrics was $10,000 per calendar quarter. The actual bonus for each 2007 Metric was adjusted pro-rata up or down based on the actual achievement of the 2007 Metrics. In 2007, Mr. Tangney's compensation with respect to the quarterly net revenue and bookings targets was $82,654. For the year ending December 31, 2008, Mr. Tangney is again eligible to receive a bonus based on the achievement of specified quarterly net revenue and bookings targets, or 2008 Metrics. Mr. Tangney's target bonus for each of these 2008 Metrics is again $10,000 per calendar quarter. The actual bonus for each 2008 Metric will be adjusted pro-rata up or down based on the actual achievement of each of the 2008 Metrics. For example, if the actual bookings in a calendar quarter are 95% of the specified target, then Mr. Tangney's bonus with respect to bookings for that quarter will be $9,500.

Accounting and Tax Considerations

        Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," or SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. Our compensation committee has determined to retain for the foreseeable future our stock option program as a component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123(R). Our compensation committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS 123(R) with respect to stock option grants and other considerations. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

        Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." Our compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Executive Compensation Tables

        The following table presents compensation information for the year ended December 31, 2007 paid to or accrued for our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers whose total compensation for 2007 was more than $100,000. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus.

2007 Summary Compensation

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)	Total($)
Kirk M. Loevner, Chairman of the Board, President and Chief Executive Officer	2007	$300,000	$247,313	$110,217	(3)	$360	$657,890
Richard H. Van Hoesen, Senior Vice President, Finance and Chief Financial Officer	2007	$251,201	$236,511	$10,918	(3)	$360	$498,990
Paul F. Banta, Senior Vice President, Law, Policy and Content, General Counsel and Secretary	2007	$250,001	$74,851	$58,250	(3)	$360	$383,462
Robert J. Quinn, Senior Vice President, Engineering and Chief Technology Officer	2007	$225,000	$98,925	$58,480	(3)	$288	$382,693
Jeffrey A. Tangney, Executive Vice President, Sales and Marketing	2007	$220,001	$115,346	$117,343	(4)	$260	$452,950

(1)
The dollar amounts in this column represent the compensation expense recognized for the year ended December 31, 2007 for stock option awards granted in the year ended December 31, 2007 and in prior fiscal years. These amounts have been calculated in accordance with SFAS 123(R) for options granted in the year ended December 31, 2007 and FASB Statement No. 123, "Accounting for Share-Based Compensation," or SFAS 123, using the Black-Scholes option pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 11 to our financial statements included elsewhere in this prospectus.

(2)
Represents costs related to group term life insurance premiums.

(3)
Represents cash bonus paid in 2007 for performance in 2006.

(4)
Represents cash bonus of (i) $55,822 paid in 2007 for performance in 2006 and (ii) $61,521 paid in 2007 for performance in 2007.

2007 Grants of Plan Based Awards

        The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2007.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)(2)
					All Other Option Awards: Number of Securities Underlying Options (#)(3)
							Grant Date Fair Value of Stock and Option Awards $(5)
						Exercise or Base Price of Option Awards ($/Sh)(4)
Name	Grant Date
		Threshold	Target(#)	Maximum(#)
Kirk M. Loevner	04/13/07	60,000	150,000	180,000	150,000	$4.32	$1,447,513
Richard H. Van Hoesen	04/13/07	14,000	35,000	42,000	—	4.32	179,045
Paul F. Banta	04/13/07	14,000	35,000	42,000	40,000	4.32	360,425
Robert J. Quinn	04/13/07	24,000	60,000	72,000	60,000	4.32	579,006
Jeffrey A. Tangney	04/13/07	24,000	60,000	72,000	60,000	4.32	579,006

(1)
Represents all awards granted under our 2007 executive bonus plan in 2007, which were determined based on performance in 2007. This table shows the awards that are possible at the threshold, target and maximum levels of performance. The "2007 Summary Compensation" table above shows the actual awards earned by our named executive officers under the 2007 executive bonus plan. The option grants were made under our 1999 Option Plan.

(2)
The maximum number of options were granted, but the number of options actually earned is subject to reduction based on achievement of 2007 corporate goals relating to net revenue and Adjusted EBITDA, with each of the two metrics weighted equally. Once determined, the shares subject to the option vests in 45 equal monthly installments, subject in each case to the recipient's continued service. For a description of the terms of stock options granted under our 1999 Option Plan, please refer to the section of this prospectus entitled "Employee Benefit Plans—1999 Stock Option Plan."

(3)
The stock options were granted under our 1999 Option Plan. The shares subject to each stock option vest over 48 equal monthly installments, subject in each case to the recipient's continued service. For a description of the terms of stock options granted under our 1999 Option Plan, please refer to the section of this prospectus entitled "Employee Benefit Plans—1999 Stock Option Plan."

(4)
Represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date. For a discussion of the factors considered by our board of directors in determining the fair market value of our common stock on the date of grant, please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation."

(5)
Represents the grant date fair value for options ultimately granted based on achievement of performance criteria as determined in accordance with SFAS 123(R).

2007 Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth certain information regarding outstanding equity awards at fiscal year end for our named executive officers for the year end December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Kirk M. Loevner	2,084 — —		50,000 150,000 180,000	(1) (1) (2)	$3.21 4.32 4.32	01/08/16 04/12/17 04/12/17
Richard H. Van Hoesen	350,978 —	(3)	— 42,000	(2)	4.32 4.32	11/14/16 04/12/17
Paul F. Banta	20,000 15,000 30,000 — —	(4) (4)	— 15,000 — 40,000 42,000	(1) (1) (2)	0.95 3.21 4.68 4.32 4.32	07/19/15 01/08/16 07/17/16 04/12/17 04/12/17
Robert J. Quinn	35,500 15,105 35,000 30,000 20,000 — —	(3) (3) (4) (4)	— — — — 20,000 60,000 72,000	(1) (1) (2)	0.16 0.16 0.25 0.95 3.21 4.32 4.32	07/09/12 05/06/13 07/20/14 07/19/15 01/08/16 04/12/17 04/12/17
Jeffrey A. Tangney	20,000 40,000 — —	(4)	20,000 — 60,000 72,000	(1) (1) (2)	3.21 4.68 4.32 4.32	01/08/16 07/17/16 04/12/17 04/12/17

(1)
The shares subject to this stock option vest monthly in equal installments over a four year period, subject to recipient's continued service.

(2)
The maximum number of options were granted, but the number of options actually earned is subject to reduction based on 2007 corporate goals relating to net revenue and Adjusted EBITDA, with each of the two metrics weighted equally. Once determined, the shares subject to the option vest in 45 equal monthly installments, subject in each case to the recipient's continued service.

(3)
The shares subject to this stock option vest as to 25% of the shares subject to the option after one year, with the remaining shares subject to the stock option vesting on an equal monthly basis over the following 36 months. Vesting is contingent upon continued service and the stock option may be early exercised, subject to our right to repurchase unvested shares in the event the named executive officer's employment terminates.

(4)
The shares subject to this stock option vest monthly in equal installments over a four year period. Vesting is contingent upon continued service and the stock option may be early exercised, subject to our right to repurchase unvested shares in the event the named executive officer's employment terminates.

2007 Option Exercises and Stock Vested

        The following table sets forth certain information regarding option awards exercised by our named executive officers during 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Kirk M. Loevner	47,916	$
Richard H. Van Hoesen	—		—
Paul F. Banta	—		—
Robert J. Quinn	—		—
Jeffrey A. Tangney	100,000	$

(1)
The value realized on exercise is determined assuming an initial public offering price of $                        per share, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number of shares that were exercised, without taking into account any taxes that may be payable in connection with the transaction.

Pension Benefits

        Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2007.

Nonqualified Deferred Compensation

        We do not currently maintain nonqualified defined contribution plans or other deferred compensation plans.

Executive Employment and Severance Agreements

        Kirk M. Loevner.    In June 2004, we entered into an offer letter with Kirk M. Loevner, our President and Chief Executive Officer, as amended by an additional letter agreement executed in March 2008. The offer letter provides for an initial annualized base salary of $250,000 and an annual bonus of up to $75,000 based upon achievement of milestones determined by our board of directors or our compensation committee. Pursuant to the offer letter, Mr. Loevner was granted an option to purchase 1,182,207 shares of our common stock under our 1999 Option Plan with a per share exercise price of $0.25, the fair market value of our common stock on the date of grant, as determined by our board of directors. Such grant represented approximately 5% of our fully diluted outstanding capitalization as of the date of the offer letter. The stock option vested as to 25% of the shares on the first annual anniversary of the vesting commencement date and the remainder vests monthly thereafter over three years, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Loevner's employment is at-will.

        Pursuant to the amended offer letter, if Mr. Loevner's employment is terminated without cause or if Mr. Loevner resigns for good reason, subject to his general release of all known and unknown claims, Mr. Loevner shall be entitled to receive severance pay equal to 12 months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for 12 months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, under the terms of the offer letter, in connection with such termination of employment, the vesting of Mr. Loevner's stock options shall accelerate on the date of termination as to that number of shares that would have become vested if he had remained employed by us until the date 12 months following the employment termination date.

        In the event that such employment termination occurs within 12 months after a change of control of Epocrates, subject to his general release of all known and unknown claims, Mr. Loevner shall be entitled to receive severance pay equal to 18 months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for 18 months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, under the terms of the offer letter, in connection with such termination of employment, the vesting of Mr. Loevner's stock options shall accelerate in full on the date of termination and his options shall be exercisable for one year following the termination date.

        Richard H. Van Hoesen.    In October 2006, we entered into an offer letter with Richard H. Van Hoesen, our Senior Vice President, Finance and Chief Financial Officer. The offer letter provides for an initial annualized base salary of $250,000 and an annual bonus of up to 35% of Mr. Van Hoesen's annual earnings, based upon our performance against our management bonus plan. Mr. Van Hoesen must remain employed during the entire year to earn and be eligible to receive a bonus under the management bonus plan. Mr. Van Hoesen was granted an option to purchase 350,978 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $4.32, the fair market value of our common stock on the date of grant, as determined by our board of directors. The stock option vested as to 25% of the shares on the first annual anniversary of the vesting commencement date and the remainder will vest monthly thereafter over 3 years, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Van Hoesen's employment is at-will.

        Pursuant to the offer letter with Mr. Van Hoesen described above, if Mr. Van Hoesen's employment is terminated without cause or if Mr. Van Hoesen resigns for good reason, subject to his general release of all known and unknown claims, Mr. Van Hoesen shall be entitled to receive, in addition to the payment of his annual bonus pro rated based on the employment termination date, severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and provided that he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums sufficient to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

        In addition, under the terms of the offer letter, if Mr. Van Hoesen's employment is terminated without cause or if he resigns for good reason, each within 12 months after a change of control or an acquisition transaction of Epocrates, and subject to his general release of all known and unknown claims, the vesting of his stock options shall accelerate in full.

        Paul F. Banta.    In August 2000, we entered into an offer letter with Paul F. Banta, our Senior Vice President, Law, Policy and Content, General Counsel and Secretary, as amended by an additional letter agreement executed in March 2008. The offer letter provides for an initial annualized base salary of $210,000 plus a one time hire-on bonus of $75,000. Pursuant to the offer letter, Mr. Banta was granted an option to purchase 70,000 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $1.00, the fair market value of our common stock on the date of grant, as determined by our board of directors. This initial grant was cancelled on December 1, 2003 and on June 2, 2004, Mr. Banta was granted a new option to purchase 70,000 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $0.25, the fair market value of our common stock on the date of grant, as determined by our board of directors, and a vesting commencement date of September 18, 2000. This stock option is now fully vested. The offer letter specifies that Mr. Banta's employment is at-will.

        Pursuant to the amended offer letter, if Mr. Banta's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Banta shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

        The amended offer letter further provides, in the event that, within 12 months after a change of control of Epocrates, Mr. Banta's employment is terminated without cause or if Mr. Banta resigns for good reason, subject to his general release of all known and unknown claims, Mr. Banta shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Banta's stock options shall accelerate in full.

        Robert J. Quinn.    In May 2002, we entered into an offer letter with Robert J. Quinn, our Senior Vice President, Engineering and Chief Technology Officer, as amended by an additional letter agreement executed in March 2008. The offer letter provides for an initial annualized base salary of $170,000 plus an annual bonus of up to $50,000 under our bonus plan based upon successful completion of the objectives set forth in the plan, as established by our president and chief executive officer. Pursuant to the offer letter, Dr. Quinn was granted an option to purchase 120,000 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $0.16, the fair market value of our common stock on the date of grant, as determined by our board of directors. The stock option is now fully vested. The offer letter specifies that Dr. Quinn's employment is at-will.

        Pursuant to the amended offer letter, if Dr. Quinn's employment is terminated without cause, subject to his general release of all known and unknown claims, Dr. Quinn shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

        The amended offer letter further provides, in the event that, within 12 months after a change of control of Epocrates, Dr. Quinn's employment is terminated without cause or if Dr. Quinn resigns for good reason, subject to his general release of all known and unknown claims, Dr. Quinn shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Dr. Quinn's stock options shall accelerate in full.

        Jeffrey A. Tangney.    In June 1999, we entered into an offer letter with Jeffrey A. Tangney, our Executive Vice President, Sales and Marketing, as amended by an additional letter agreement executed in March 2008. The offer letter provides for an initial annualized base salary of $90,000. The offer letter specifies that Mr. Tangney's employment is at-will.

        Pursuant to the amended offer letter, if Mr. Tangney's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Tangney shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

        The amended offer letter further provides, in the event that, within 12 months after a change of control of Epocrates, Mr. Tangney's employment is terminated without cause or if Mr. Tangney resigns for good reason, subject to his general release of all known and unknown claims, Mr. Tangney shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Tangney's stock options shall accelerate in full.

  Potential Payments Upon Termination of Employment

        The following table estimates the potential payments and benefits payable upon employment termination for each named executive officer as if his employment had been terminated on December 31, 2007, the last business day of our prior fiscal year.

	No Change of Control					Change of Control
	Termination without Cause or for Good Reason ($)					Termination without Cause or for Good Reason ($)
Name	Base Salary		Cobra Premiums		Vesting Acceleration(1)	Base Salary		Cobra Premiums		Vesting Acceleration(1)
Kirk M. Loevner	$300,000	(2)	$11,192	(5)	$	$450,000	(9)	$16,788	(10)	$
Richard H. Van Hoesen	$187,500	(3)	$13,157	(6)	$	$187,500	(3)	$13,157	(6)	$
Paul F. Banta	$125,000	(4)	$8,771	(7)	$	$187,500	(3)	$13,157	(6)	$
Robert J. Quinn	$112,500	(4)	$8,771	(7)	$	$168,750	(3)	$13,157	(6)	$
Jeffrey A. Tangney	$110,000	(4)	$5,578	(8)	$	$165,000	(3)	$8,366	(11)	$

(1)
The value of vesting acceleration is calculated assuming a price per share of $            , which is the mid-point of the range reflected on the cover pages of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of the unvested option shares.

(2)
Represents a single lump sum payment equal to 12 months of base salary.

(3)
Represents a single lump sum payment equal to nine months of base salary.

(4)
Represents a single lump sum payment equal to six months of base salary.

(5)
Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $932.67 per month for the twelve month period ended December 31, 2007.

(6)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,461.90 per month for the twelve month period ended December 31, 2007.

(7)
Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,461.90 per month for the twelve month period ended December 31, 2007.

(8)
Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage calculated at $929.59 per month for the twelve month period ended December 31, 2007.

(9)
Represents a single lump sum payment equal to 18 months of base salary.

(10)
Represents payment of 18 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $932.67 per month for the twelve month period ended December 31, 2007.

(11)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage calculated at $929.59 per month for the twelve month period ended December 31, 2007.

Non-Employee Director Compensation

  Cash Compensation Arrangements

        To date, we have not provided cash compensation to the members of our board of directors for serving on our board of directors or for attendance at committee meetings. The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Following the completion of this offering, we will pay each of our non-employee directors as applicable:

  •
  $20,000 per year for service as a board member;

  •
  $5,000 per year for service as chairman of the audit committee;

  •
  $5,000 per year for service as chairman of the compensation committee;

  •
  $2,500 per year for service as chairman of the corporate governance and nominating committee;

  •
  $5,000 per year for service as the lead independent director;

  •
  $1,500 for each board meeting attended in person;

  •
  $1,000 for each board meeting attended telephonically or by videoconference; and

  •
  $1,000 for each committee meeting attended.

        Non-employee members of our board of directors will continue to be reimbursed for certain expenses in connection with attendance at board and committee meetings. In no event shall any non-employee director receive more than $50,000 in fees for board service in any calendar year, exclusive of expense reimbursement, without the approval of our compensation committee.

  Equity Compensation Arrangements

        The following table provides compensation information for all our non-employee directors during 2007:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)(3)(4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Philippe O. Chambon	$—	—	$—	$—	—
John D. Halamka	—	$50,867	—	—	$50,867
Thomas L. Harrison	—	71,515	—	—	71,515
Patrick S. Jones	—	49,890	—	—	49,890
Gilbert H. Kliman	—	—	—	—	—
David C. Nagel	—	91,107	—	—	91,107
John E. Voris	—	48,200	—	—	48,200
Mark A. Wan	—	—	—	—	—

(1)
The dollar amounts in this column represent the compensation expense recognized for the year ended December 31, 2007 for stock option awards granted in the year ended December 31, 2007 and in prior fiscal years. These amounts have been calculated in accordance with SFAS 123(R) for options granted in the year ended December 31, 2007 and FASB Statement No. 123, "Accounting for Share-Based Compensation," or SFAS 123, using the Black-Scholes option pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 11 to our financial statements included elsewhere in this prospectus.

(2)
The aggregate number of shares subject to outstanding option awards held by each of the directors listed in the table above as of December 31, 2007 was as follows: Dr. Halamka, 40,000 shares; Mr. Harrison, 135,000 shares; Mr. Jones, 80,000 shares; Dr. Nagel, 60,000 shares; and Mr. Voris, 71,563 shares.

(3)
The grant date fair value of the option awards granted during the year ended December 31, 2007 for each of the directors listed in the table was as follows: Dr. Halamka, $95,090; Mr. Harrison, $74,438; Mr. Jones, $95,090; Dr. Nagel, $97,760; and Mr. Voris, $123,138.

(4)
1/12th of the shares subject to each option award vest monthly over one year, subject in each case to the recipient's continued service as a director.

        Following the completion of this offering, each non-employee director will be eligible to participate in our 2008 Incentive Plan and will receive a series of stock awards over their period of service which are described in detail in the section of this prospectus entitled "Employee Benefit Plans—2008 Equity Incentive Plan—Non-Discretionary Grant Program."

Employee Benefit Plans

  1999 Stock Option Plan

        Our board of directors adopted, and our stockholders approved, the 1999 Stock Option Plan, or the 1999 Option Plan, in August 1999. As of June 30, 2008, an aggregate of 12,179,285 shares of common stock was reserved for issuance under the 1999 Option Plan. The 1999 Option Plan provides for the grant of incentive stock options and nonstatutory stock options. As of June 30, 2008, options to purchase 5,366,081 shares of common stock at a weighted average exercise price per share of $4.24 remained outstanding under the 1999 Option Plan. As of June 30, 2008, 1,671,232 shares of common stock remained available for future issuance.

        Our board of directors has the authority to construe and interpret the terms of the 1999 Option Plan and the options granted under it. Upon the signing of the underwriting agreement for this offering, no further awards will be granted under the 1999 Option Plan, but all outstanding options will continue to be governed by their existing terms.

        Stock Options.    The 1999 Option Plan provides for the grant of incentive stock options under the federal tax laws and the grant of nonstatutory stock options. Only employees may receive incentive stock options, but nonstatutory stock options may be granted to employees, non-employee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 1999 Option Plan generally vest in a series of installments over a specified period of service, typically four years.

        In general, the term of options granted under the 1999 Option Plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. In no event, however, may an option be exercised beyond the expiration of its term.

        Merger or Asset Sale.    In the event of a merger or asset sale, the surviving or acquiring corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 1999 Option Plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding options granted under the 1999 Option Plan, then options held by individuals whose service has not terminated prior to the merger or asset sale will be accelerated in full. Upon consummation of the merger or asset sale, all outstanding options will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

  2008 Equity Incentive Plan

        Our board of directors adopted the 2008 Equity Incentive Plan, or the 2008 Incentive Plan, in March 2008 and our stockholders approved the 2008 Incentive Plan in May 2008. The 2008 Incentive Plan is an amendment and restatement of our 1999 Option Plan. The 2008 Incentive Plan, as an amendment and restatement of the 1999 Option Plan, will become effective immediately upon the signing of the underwriting agreement for this offering. The 2008 Incentive Plan will terminate in March 2018, unless sooner terminated by our board of directors.

        Stock Awards.    The 2008 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonus awards, stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, referred to collectively as stock awards, which may be granted to employees, including officers, non-employee directors, and consultants. However, only non-employee directors are eligible to receive stock awards under the non-discretionary grant program described below.

        Share Reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2008 Incentive Plan is 12,179,285 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2009 through January 1, 2018, by the lesser of (a) 4% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year or (b) 2,500,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2008 Incentive Plan is equal to the total share reserve, as increased from time to time pursuant to the annual increase.

        No person may be granted stock options or stock appreciation rights covering more than 1,500,000 shares of common stock under the 2008 Incentive Plan during any calendar year. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of such stock options and stock appreciation rights or upon the subsequent sale of shares acquired under such stock awards, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

        If a stock award granted under the 2008 Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2008 Incentive Plan. In addition, the following types of shares under the 2008 Incentive Plan will become available for the grant of new stock awards under the 2008 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested, (b) shares subject to stock awards that are settled in cash, (c) shares withheld to satisfy income and employment withholding taxes, (d) shares used to pay the exercise price of an option in a net exercise arrangement, (e) shares tendered to us to pay the exercise price of an option and (f) shares that are cancelled pursuant to an exchange or repricing program. Shares issued under the 2008 Incentive Plan may be previously unissued shares or reacquired shares, including shares bought on the open market. As of the date hereof, no shares of common stock have been issued under the 2008 Incentive Plan.

        Administration.    Our board of directors has delegated its authority to administer the 2008 Incentive Plan (except the non-discretionary grant program) to our compensation committee. Subject to the terms of the 2008 Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted and the strike price of stock appreciation rights.

        The plan administrator has the authority to:

  •
  reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

  •
  cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

  •
  new options or stock appreciation rights covering the same or a different number of shares of common stock;

  •
  new stock awards;

  •
  cash and/or other valuable consideration; and

  •
  engage in any action that is treated as a repricing under generally accepted accounting principles.

        Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2008 Incentive Plan vest at the rate specified by the plan administrator.

        Generally, the plan administrator determines the term of stock options granted under the 2008 Incentive Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability, death or termination for cause, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In the event the optionee's service relationship is terminated for cause, the term of the stock option expires immediately. In no event, however, may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock bonus award agreements adopted by the plan administrator. A stock bonus award may be granted in consideration for the recipient's past or future services rendered to us or our affiliates or any other form of legal consideration. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

        Stock Unit Awards.    Stock unit awards are granted pursuant to stock unit award agreements adopted by the plan administrator. Stock unit awards may be granted in consideration for any form of legal consideration. A stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, except that the strike price of a stock appreciation right granted as a stand-alone or tandem stock award cannot be less than 100% of the fair market value of the common stock equivalents on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2008 Incentive Plan vests at the rate specified by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2008 Incentive Plan up to a maximum of ten years. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Stock Awards.    The 2008 Incentive Plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 1,500,000 shares of common stock.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

  Non-Discretionary Grant Program

        Pursuant to the non-discretionary grant program in effect under the 2008 Incentive Plan, our non-employee directors will automatically receive a series of stock awards over their period of service.

        Non-Discretionary Grants.    Each person serving as a non-employee director immediately following the signing of the underwriting agreement for this offering and each person thereafter who is first elected or appointed as a non-employee director will automatically receive an initial grant (as described below). Each person who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2009, will automatically receive an annual grant (as described below), provided the person has served on the board of directors for at least six months.

        Form of Initial Grants and Annual Grants.    Before the end of each fiscal year, the board will determine whether all initial grants and annual grants to be made in the subsequent fiscal year will be in the form of nonstatutory stock options, stock bonus awards, stock unit awards or stock appreciation rights. If the board of directors does not make such a determination by the end of a fiscal year, all initial grants and annual grants in the subsequent fiscal year will be in the form of nonstatutory stock options.

        Initial Grants as Options.    If the initial grant is in the form of an option, each non-employee director will automatically be granted a nonstatutory stock option to purchase 25,000 shares of common stock. The shares subject to each initial grant vest in a series of 12 successive equal monthly installments measured from the date of grant. Such initial grants will have the same terms as nonstatutory stock options granted under the 2008 Incentive Plan. All other remaining terms and conditions will be set forth in a stock option agreement adopted by the plan administrator.

        Annual Grants as Options.    If the annual grant is in the form of an option, each non-employee director will automatically be granted a nonstatutory stock option to purchase 15,000 shares of common stock. The shares subject to each annual grant vest in a series of 12 successive equal monthly installments measured from the date of grant. Such annual grants will have the same terms as nonstatutory stock options granted under the 2008 Incentive Plan. All other remaining terms and conditions will be set forth in a stock option agreement adopted by the plan administrator.

        Initial Grants and Annual Grants as Other Stock Awards.    If the board of directors determines that the initial grant and annual grant will be in the form of stock bonus awards, stock unit awards or stock appreciation rights, all terms and conditions of such stock awards will be set forth in a stock award agreement adopted by the plan administrator.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2008 Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of shares that may be issued pursuant to the exercise of incentive stock options, (d) the maximum number of stock options, stock appreciation rights, and performance stock awards that can be granted in a calendar year, (e) the number of shares for which stock awards are to be subsequently granted to new and continuing eligible directors and (f) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    In the event of certain significant corporate transactions, outstanding stock awards under the 2008 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the stock award would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

        Change of Control.    Our board of directors has the discretion to provide that a stock award under the 2008 Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change of control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change of control transactions. Stock awards held by participants under the 2008 Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

  2008 Employee Stock Purchase Plan

        Our board of directors adopted our 2008 Employee Stock Purchase Plan, or the 2008 Purchase Plan, in March 2008, and our stockholders approved the 2008 Purchase Plan in May 2008. The 2008 Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

        Share Reserve.    Following this offering, the 2008 Purchase Plan authorizes the issuance of 1,100,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2009 through January 1, 2018, by the lesser of (a) 1% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (b) 600,000 shares. The 2008 Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2008 Purchase Plan.

        Administration.    Our board of directors has delegated its authority to administer the 2008 Purchase Plan to our compensation committee. The 2008 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2008 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2008 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the 2008 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2008 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Reset Feature.    Our board of directors may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2008 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2008 Purchase Plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2008 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2008 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

        Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2008 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Limitations of Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, includes provisions that limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties except for:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which a director derived an improper personal benefit.

        Our amended and restated bylaws provide that we must indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to advance expenses, as incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of us upon an undertaking by him or her to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

        We have entered into separate indemnification agreements with our directors and executive officers. These agreements require us to, among other things, indemnify the director or executive officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as our director or executive officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by us. We believe that the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance, including coverage for public securities matters.

        At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the executive and director compensation arrangements, including the employment, termination of employment and change of control arrangements, discussed above under "Management—Executive Compensation," and "Employee Agreements and Arrangements," the following is a description of transactions since January 1, 2005 (unless otherwise specified) to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of Securities

        Since our inception through December 31, 2007, the following executive officers, directors and holders of 5% or more of our outstanding stock have purchased securities in the amounts and as of the dates set forth below.

	Common Stock	Series A Preferred Stock		Series B Preferred Stock	Warrants to Purchase Series B Preferred Stock(1)	Series C Preferred Stock
Directors and Executive Officers
Jeffrey A. Tangney	1,600,000	—		—	—	—
Kirk M. Loevner	—	—		—	—	236,441
Entities Affiliated with Directors
Sprout Capital IX, L.P.(2)	—	—		2,977,233	—	1,032,149	(3)
InterWest Partners VII, L.P.(4)	—	1,750,000		788,091	32,941	891,327	(5)
Three Arch Partners II, L.P.(6)	—	1,750,000	(7)	350,263	32,942	739,541
Other 5% Securityholders
The Goldman Sachs Group, Inc.	3,838,771	—		—	—	—
Draper Fisher Jurvetson Fund V, L.P.(8)	—	1,150,000		612,960	21,654	618,691
The Bay City Capital Fund II, L.P.(9)	—	—		1,401,051	—	485,717	(10)
Price Per Share	$0.004-$10.42	$1.00		$5.71	$0.0005	$1.5926
Date(s) of Purchase	03/99-12/07	09/99		08/00	05/00	07/02-09/04

(1)
The exercise price of the warrants to purchase Series B Stock is $5.71 per share. Each of the warrants were subsequently exercised.

(2)
Represents shares held by Sprout Capital IX, L.P., DLJ ESC II, L.P., DLJ Capital Corporation and Sprout Entrepreneurs' Fund, L.P. Dr. Chambon, one of our directors, is a managing director of New Leaf Venture Partners, a venture capital firm spun out from Sprout Group.

(3)
Includes 380,891 shares repurchased by us on December 20, 2007 at $10.35 per share.

(4)
Represents shares held by InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Kliman, one of our directors, is a managing director of InterWest Management Partners VII, LLC, the general partner of the InterWest Funds.

(5)
Includes 538,490 shares repurchased by us on December 20, 2007 at $10.35 per share.

(6)
Mr. Wan, one of our directors, is a managing member of Three Arch Management II, L.L.C, the general partner of Three Arch Partners II, L.P.

(7)
Includes 454,624 shares repurchased by us on December 20, 2007 at $10.35 per share.

(8)
Represents shares held by Draper Fisher Jurvetson Fund V, L.P. and Draper Fisher Jurvetson Partners V, LLC.

(9)
Represents shares held by The Bay City Capital Fund II, L.P. and The Bay City Capital Fund II Co-Investment Fund, L.P.

(10)
Includes 354,644 shares repurchased by us on December 20, 2007 at $10.35 per share.

        Each share of our Series A Stock and Series C Stock will convert into one share of our common stock and our Series B Stock will convert into 1.15538724 shares of our common stock immediately prior to the closing of this offering.

Investor Rights Agreement

        We have entered into an agreement with a certain purchaser of common stock, purchasers of our preferred stockholders and a warrant to purchase our preferred stock, including our chief executive officer and our principal stockholders with which certain of our directors are affiliated, pursuant to which these securityholders will have, among other things, registration rights with respect to their shares of common stock following this offering. Upon the closing of this offering, all shares of our outstanding preferred stock will be automatically converted into common stock. See the section of this prospectus entitled "Description of Capital Stock—Registration Rights" for a further description of the terms of this agreement.

Employment Agreements

        We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section of this prospectus entitled "Management—Executive Employment and Severance Agreements."

Director and Officer Indemnification

        Our amended and restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law and have entered into indemnification agreements with each of our directors and executive officers. See the section of this prospectus entitled "Management—Limitation of Liability and Indemnification of Officers and Directors."

Other Agreements

        In October 2003, we entered into an independent contractor services agreement with Richard Fiedotin, then a member of our board of directors, whereby Dr. Fiedotin provided certain consulting services regarding the promotion of our formulary hosting services to certain of our customers. Under the independent contractor services agreement, Dr. Fiedotin's fee structure was based upon the number of patients covered by agreements negotiated by Dr. Fiedotin with certain of our customers, the rate charged per member per year under and the duration of such agreements. In addition, we agreed to reimburse Dr. Fiedotin for reasonable travel and office expenses. The agreement was terminated in December 2006. We recorded expense related to the services provided by Dr. Fiedotin under the agreement of approximately $139,581 and $135,320 during the years ended December 31, 2005 and 2006, respectively. We did not have expense related to such services during the year ended December 31, 2007.

        In December 2005, we entered into a master services agreement with Reliant Pharmaceuticals, Inc., or Reliant, whereby we provide certain creative development, implementation and reporting and project management services through our DocAlert channel. One of our stockholders, The Bay City Capital Fund II, L.P. and its related entities, holds greater than a 10% equity interest in Reliant and, as such, may have a material direct or indirect interest in our transactions with Reliant. We recorded revenue from Reliant of approximately $523,088, $350,000 and $385,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

        In November 2004, we entered into an engagement agreement with FischerHealth, Inc., or Fischer, whereby Fischer implemented a marketing communication program on our behalf. Thomas L. Harrison, a member of our compensation committee and board of directors, is the Chief Executive Officer of Diversified Agency Services, Inc., or DAS, one of Fischer's parent companies. Pursuant to the engagement agreement, we were billed hourly for Fischer's services, and we agreed to pay a minimum monthly retainer of $20,000 in addition to a held retainer of $20,000. The engagement agreement was terminated in November 2005. We recorded expense related to the services under the engagement agreement of approximately $380,450 for the year ended December 31, 2005. We did not have expense under the engagement agreement for the years ended December 31, 2006 and 2007.

        In February 2008, we entered into our standard form of agreement with Oscient Pharmaceuticals Corporation, or Oscient, whereby we provide services and messages through our DocAlert channel to certain customers specified by Oscient. John E. Voris, a member of our board of directors, is a member of the board of directors of Oscient. Under the agreement, Oscient has agreed to pay us a total amount of $225,000, of which 50% was invoiced on the date we executed the agreement and the remaining 50% will be invoiced 90 days thereafter.

Review, Approval or Ratification of Transactions with Related Parties

        Pursuant to our written Code of Ethics, executive officers and directors are not permitted to enter into any transactions with our company without the approval of either our audit committee, pursuant to the provisions set forth in the audit committee charter, or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. The company has designated a compliance officer to generally oversee compliance with the Code of Ethics.

        All of the transactions described above were entered into prior to the adoption of our Code of Ethics. As each of the aforementioned were entered into in the ordinary course of business and were deemed not material to our business or operations, they were not formally approved or ratified by our board of directors or audit committee.

        For a complete description of other agreements entered into with other subsidiaries of DAS, of which Thomas L. Harrison, a member of our compensation committee and board of directors, is the Chief Executive Officer, please refer to the section of this prospectus entitled "Compensation Committee Interlocks and Insider Participation."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth, as of June 30, 2008, information regarding beneficial ownership of our capital stock by the following:

  •
  each person or entity who beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each of our other named executive officers; and

  •
  each of our stockholders selling shares in this offering.

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person possesses sole or shared voting or investment power of that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        Unless otherwise indicated, options and warrants to purchase shares of our common stock that are exercisable within 60 days of June 30, 2008 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

        Unless otherwise indicated, none of the stockholders selling shares in this offering is a broker dealer or an affiliate of a broker dealer.

        This table lists applicable percentage ownership based on 24,134,769 shares of common stock outstanding as of June 30, 2008, including shares of preferred stock, on an as-converted basis, assuming an initial public offering price of $                        per share, and also lists applicable percentage ownership based on                                    shares of common stock outstanding after the closing of this offering.

        Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Epocrates, Inc., 1100 Park Place, Suite 300, San Mateo, California 94403.

				Percent of Common Stock
	Shares of Common Stock Beneficially Owned(1)	Shares Issuable Pursuant to Options Exercisable Within 60 Days of June 30, 2008
Name and Address of Beneficial Owner			Shares Being Sold in the Offering(2)	Before Offering	After Offering
5% Securityholders
Entities affiliated with Sprout Capital IX, L.P.(3)	4,091,113	—	1,022,777	17.0%
The Goldman Sachs Group Inc.(4)	3,838,771	—	—	16.0
Entities affiliated with InterWest Partners VII, L.P.(5)	3,051,446	—	600,000	12.7
Entities affiliated with Draper Fisher Jurvetson Fund V, L.P.(6)	2,501,915	—	—	10.4
Three Arch Partners II, L.P.(7)	2,477,667	—	1,000,000	10.3
Entities affiliated with The Bay City Capital Fund II, L.P.(8)	1,749,828	—	350,000	7.3
Directors and Executive Officers
Kirk M. Loevner	1,676,411	209,847	—	6.9
Richard H. Van Hoesen	390,463	390,463	—	1.6
Paul F. Banta	285,318	115,318	—	1.2
Robert J. Quinn(9)	313,105	218,710	—	1.3
Jeffrey A. Tangney	1,833,105	143,105	—	7.6
Philippe O. Chambon, M.D., Ph.D.(3)	4,091,113	—	1,022,777	17.0
John D. Halamka, M.D.	38,333	38,333	—	*
Thomas L. Harrison	146,666	146,666	—	*
Patrick S. Jones	76,666	76,666	—	*
Gilbert H. Kliman, M.D.(5)	3,051,446	—	600,000	12.7
David C. Nagel, Ph.D.	71,666	71,666	—	*
John E. Voris(10)	1,095,536	71,563	—	4.5
Mark A. Wan(7)	2,477,667	—	1,000,000	10.3
All directors and executive officers as a group (13 persons)	15,547,495	1,482,337	2,622,777	60.7%

*
Less than one percent (1%)

(1)
Includes shares of common stock issuable pursuant to options exercisable within 60 days of June 30, 2008.

(2)
Includes shares of common stock that may be sold in the event the underwriters' over-allotment option is exercised.

(3)
Represents 3,766,200 shares held by Sprout Capital IX, L.P., 245,658 shares held by DLJ ESC II, L.P., 51,588 shares held by DLJ Capital Corporation, or DLJCC, and 27,667 shares held by Sprout Entrepreneurs' Fund, L.P., collectively, the Sprout Funds. DLJCC, a wholly owned subsidiary of Credit Suisse (USA), Inc., which is a subsidiary of Credit Suisse Holdings (USA), Inc., is the managing general partner of Sprout Capital IX, L.P. and the sole general partner of Sprout Entrepreneurs Fund. DLJ LBO Plans Management Corporation, the general partner of ESC, is wholly owned by Credit Suisse First Boston Private Equity, Inc., which in turn is wholly owned by Credit Suisse (USA), Inc. Credit Suisse (USA), Inc. is a member of Credit Suisse Securities (SUA) LLC, a registered broker dealer and member of the National Association of Securities Dealers.

         Dr. Chambon, one of our directors, Nicole Arnaboldi, Robert Finzi, Janet Hickey and Kathleen LaPorte are members of the Sprout Investment Committee and have shared investment and divestment decisions over the shares owned by the Sprout Funds. In addition, Dr. Chambon and Ms. LaPorte are managing directors of New Leaf Venture Partners, L.L.C., or NLVP, which has entered into an agreement with DLJCC whereby NLVP will provide investment advisory services to the Sprout Funds. Dr. Chambon disclaims beneficial ownership of the shares held by the Sprout Funds, except to the extent of his pecuniary interest therein. The address for Sprout Group is 11 Madison Avenue, 13th Floor, New York, NY 10010.

(4)
The address for The Goldman Sachs Group, Inc. is 85 Broad Street, 4th Floor, New York, NY 10004.

(5)
Represents 2,916,700 shares held by InterWest Partners VII, L.P. and 134,746 shares held by InterWest Investors VII, L.P., collectively, the InterWest Funds. InterWest Management Partners VII, LLC is the general partner of the InterWest Funds and thereby has sole voting and investment control over the shares owned by the InterWest Funds. Dr. Kliman, one of our directors, Harvey B. Cash, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Thomas L. Rosch and Arnold L. Oronsky are managing directors of InterWest Management Partners VII, LLC and have shared voting and investment control over the shares owned by the InterWest Funds. The managing directors and members of InterWest Management Partners VII, LLC disclaim beneficial ownership of the shares owned by the InterWest Funds, except to the extent of their respective pecuniary interest therein. The address for InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(6)
Represents 2,314,272 shares held by Draper Fisher Jurvetson Fund V, L.P. and 187,643 shares held by Draper Fisher Jurvetson Partners V, LLC., collectively, the DFJ funds. Draper Fisher Jurvetson Management Co. V, LLC is the general partner of Draper Fisher Jurvetson Fund V, L.P. and thereby has sole voting and investment control over the shares owned by Draper Fisher Jurvetson Fund V, L.P. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors of Draper Fisher Jurvetson Management Co. V, LLC and managing members of Draper Fisher Jurvetson Partners V, LLC. They share voting and investment control over the shares owned by the DFJ Funds. The managing directors and managing members disclaim beneficial ownership of the shares owned by the DFJ Funds except to the extent of their respective pecuniary interest therein. The address for Draper Fisher Jurvetson is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(7)
Three Arch Management II, L.L.C., or TAM II, is the general partner of Three Arch Partners II, L.P., or Three Arch, and thereby has sole voting and investment control over the shares owned by the Three Arch. Mr. Wan, one of our directors, Wilfred E. Jaeger and Barclay Nicholson are managing members of TAM II and have shared voting and investment control over the shares owned by Three Arch. Mr. Wan disclaims beneficial ownership of the shares held by Three Arch except to the extent of his pecuniary interest therein. The address for Three Arch Partners is 3200 Alpine Road, Portola Valley, California 94028.

(8)
Represents 1,642,418 shares held by The Bay City Capital Fund II, L.P. and 107,410 shares held by The Bay City Capital Fund II Co-Investment Fund, L.P., collectively, the Bay City Capital Funds. Bay City Capital Management II, LLC is the general partner of the Bay City Capital Funds and thereby has sole voting and investment control over the shares owned by the Bay City Capital Funds. Frederick B. Craves and Carl Goldfischer are the managing directors of Bay City Capital Management II, LLC. They share voting and investment control over the shares owned by the Bay City Capital Funds. The managing directors disclaim beneficial ownership of the shares owned by the Bay City Capital Funds except to the extent of their respective pecuniary interest therein. The address for Bay City Capital is 750 Battery Street, Suite 400, San Francisco, California 94111.

(9)
Includes 12,000 shares held in The Quinn Wascoe Living Trust.

(10)
Includes 679,973 shares held in the John E. and Karen P. Voris Trustees, Voris Trust Dated 9-17-97, 172,000 shares in the John Edward Voris Grantor Retained Annuity Trust I and 172,000 shares held in the Karen Prah Voris Grantor Retained Annuity Trust I.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                             shares of common stock, $0.001 par value per share, and                            shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of June 30, 2008, 24,134,769 shares of our common stock were outstanding and held of record by 149 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of June 30, 2008, 5,366,081 shares of our common stock were subject to outstanding options and 21,044 shares of our common stock, on an as-converted basis, were subject to an outstanding warrant. Upon the closing of this offering,                         shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters' over-allotment option.

        Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

        After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to                        shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change of control. Even the ability to issue preferred stock could delay or impede a change of control. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

        As of June 30, 2008, 21,044 shares of our common stock, on an as-converted basis, were issuable upon exercise of an outstanding warrant to purchase Series B Stock with an exercise price of $5.71 per share. This warrant was issued in connection with the execution of a credit facility we entered into with a lender. This warrant is immediately exercisable and will expire on the later of June 2, 2010 or seven years from the closing of this offering. This warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

        Commencing 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of 14,995,448 shares of our common stock or certain transferees, including 21,044 shares of common stock issuable upon the exercise of an outstanding warrant, will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. Also, if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions in any twelve month period, to file a registration statement on Form S-3 under the Securities Act, if we become eligible to use such form, covering their shares of our common stock, and we will be required to use our reasonable efforts to have the registration statement declared effective. These rights shall terminate on the earlier of three years after the closing of this offering, or, with respect to an individual holder, if such holder holds less than 1% of our then issued and outstanding shares of capital stock and such shares may be immediately sold under Rule 144 during any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

        Upon the closing of this offering we will be subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        On the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

  •
  Issuance of undesignated preferred stock.  After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                        shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

  •
  Board of directors vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

  •
  Stockholder action; special meetings of stockholders.  Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

  •
  Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

        These provisions may have the effect of delaying or preventing a change of control.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, Massachusetts 02021.

NASDAQ Global Market Listing

        We have applied for listing of our common stock on The NASDAQ Global Market under the proposed trading symbol "EPOC."

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock for a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that, for United States federal income tax purposes, is not a United States person; the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) or a partnership (or entity taxable as a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) that has made an election to be treated as a United States person.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in such partnerships or other entities to consult their tax advisors regarding the United States federal income and estate tax consequences of the ownership and disposition of our common stock.

        This discussion assumes that non-United States holders will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not made any distributions on our common stock and we do not plan to pay any distributions for the foreseeable future. However, if we do pay distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital that will first reduce a holder's basis in its stock, but not below zero, and then will be treated as gain from the sale of the stock.

        Any dividends (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us or our paying agent with an IRS Form W-8BEN certifying its qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder's permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment if a tax treaty applies), although not subject to this withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder's permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable tax treaty).

        A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

  •
  the non-United States holder is an individual is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently, and that we will not become, a "United States real property holding corporation" for United States federal income tax purposes.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report will be sent to each holder of our common stock. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

        An individual non-United States holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

        Based on shares outstanding on June 30, 2008, upon the closing of this offering,                         shares of common stock will be outstanding, assuming no outstanding options are exercised prior to the closing of this offering, and no outstanding warrants will be exercised prior to the closing of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters' over-allotment option), unless held by our affiliates as that term is defined under Rule 144 under the Securities Act.

        The remaining 24,134,769 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will be available for sale as follows:

  •
  no restricted shares of common stock will be eligible for immediate sale upon the completion of this offering; and

  •
  24,134,769 restricted shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701 upon expiration or earlier waiver of lock-up agreements with the underwriters no earlier than the 91st day after the effective date of the registration statement of which this prospectus is a part, subject, in the case of our affiliates, to the volume, manner of sale and other limitations under those rules.

        Additionally, of the 5,366,081 shares of common stock issuable upon exercise of options outstanding as of June 30, 2008, approximately                of the shares subject to these options will be vested and eligible for exercise and sale upon expiration or earlier waiver of the lock-up agreements as described above.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. All of the Rule 701 shares are subject to lock-up agreements as described and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock subject to outstanding options or reserved for future issuance under our stock plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

        Our officers and directors and holders of substantially all of our outstanding securities have agreed, subject to customary exceptions, not to, among other things, offer, sell, contract to sell, or otherwise dispose of any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. The 180-day lock-up period will be automatically extended, unless waived by Citi, if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event. The lock-up agreements signed by our security holders generally permit them, among other customary exceptions, to make bona fide gifts, by will or intestate to transfer securities to their immediate family or to a trust for their or their immediate family's benefit and, if the security holder is a partnership, limited liability company or corporation, to transfer securities to its general or limited partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the lock-up period. Citigroup Global Markets Inc., may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters' lock-up agreements are subject to similar contractual lock-up restrictions with us.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as sole bookrunning manager of this offering, and Citigroup Global Markets Inc., Piper Jaffray & Co., William Blair & Company, L.L.C. and Needham & Company, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Needham & Company, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers, directors and substantially all of our stockholders have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, offer, sell, contract to sell, or otherwise dispose of any of the shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions set forth in the section of this propectus entitled "Shares Eligible for Future Sale—Lock-Up Agreements." The 180-day lock-up period will be automatically extended, unless waived by Citi, if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol "EPOC."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share	$	$
Total to be paid by Epocrates	$	$
Total to be paid by the selling stockholders	$	$

        In connection with this offering, Citi, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citi repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that the total expenses of this offering payable by us will be $                 million.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriter, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive or Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France or

  •
  used in connection with any offer for subscription or sale of the common stock to the public in France.

        Such offers, sales and distributions will be made in France only

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.261-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Cooley Godward Kronish LLP, Palo Alto, California. Davis Polk & Wardwell, Menlo Park, California, is counsel for the underwriters in connection with this offering.

EXPERTS

        The financial statements as of December 31, 2006, 2007 and for each of the three years in the period ended December 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including all amendments and supplements thereto, under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the closing of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

        We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2006 and 2007 and as of June 30, 2007 and 2008	F-3
Statements of Operations for each of the three years in the period ended December 31, 2007 and for the six months ended June 30, 2007 and 2008	F-4

Statements of Changes in Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Deficit for each of the three years in the period ended December 31, 2007 and for the six months ended June 30, 2008	F-5
Statements of Cash Flows for each of the three years in the period ended December 31, 2007 and for the six months ended June 30, 2007 and 2008	F-7
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Epocrates, Inc.

        In our opinion, the accompanying balance sheets and the related statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Epocrates, Inc. at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 6 of the financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

        As discussed in Note 11 of the financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

        As discussed in Note 8 of the financial statements, the Company changed the manner in which it accounts for freestanding warrants for redeemable convertible preferred stock in 2005.

/s/  PRICEWATERHOUSECOOPERS LLP
San Jose, California
April 15, 2008

EPOCRATES, INC.

BALANCE SHEETS

(in thousands, except per share data)

	December 31,			Proforma Stockholders' Equity June 30, 2008
			June 30, 2008
	2006	2007
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$25,804	$70,116	$51,402
Short-term investments	—	2,504	—
Accounts receivable, net of allowance for doubtful accounts of $57, $38 and $4 as of December 31, 2006, December 31, 2007 and June 30, 2008, respectively	10,144	11,665	10,884
Deferred tax asset	—	5,884	5,890
Prepaid expenses and other current assets	2,132	1,567	1,092

Total current assets	38,080	91,736	69,268
Property and equipment, net	3,260	25,926	25,889
Deferred tax asset, long-term	—	15,742	12,994
Other assets	1,348	2,161	3,403

Total assets	$42,688	$135,565	$111,554

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$763	$1,782	$1,073
Book overdraft	—	28,412	—
Deferred revenue	37,521	42,096	52,251
Other accrued liabilities	7,048	9,672	5,171

Total current liabilities	45,332	81,962	58,495
Financing liability	—	20,314	20,314
Deferred revenue, less current portion	8,300	16,154	10,354
Other liabilities	181	694	478	344

Total liabilities	53,813	119,124	89,641
Commitments and contingencies (Note 7)
Mandatorily redeemable convertible preferred stock $0.001 par value; 15,304 shares authorized; 15,271, 13,142 and 13,142 (unaudited) shares issued and outstanding at December 31, 2006, December 31, 2007 and June 30, 2008, respectively (aggregate liquidation preference at December 31, 2007: $64,853); no shares issued and outstanding proforma (unaudited)	64,866	64,822	66,242	—

Stockholders' equity (deficit)
Common stock: $0.001 par value; 38,333 shares authorized; 7,687, 9,958, and 10,027 shares issued and outstanding at December 31, 2006, December 31, 2007 and June 30, 2008, respectively 24,135 issued and outstanding proforma (unaudited) at December 31, 2007	8	10	10	24
Additional paid-in capital	—	3,290	3,336	69,698
Deferred stock-based compensation	(415)	(168)	(37)	(37)
Accumulated other comprehensive income	—	9	—	—
Accumulated deficit	(75,584)	(51,522)	(47,638)	(47,638)

Total stockholders' equity (deficit)	(75,991)	(48,381)	(44,329)	$22,047

Total liabilities, mandatorily redeemable convertible preferred stock, and stockholders' equity (deficit)	$42,688	$135,565	$111,554

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Subscription revenues	$13,177	$17,706	$19,732	$10,025	$10,190
Interactive services revenues	19,359	31,811	45,879	21,054	28,449

Total revenues, net	32,536	49,517	65,611	31,079	38,639
Cost of subscription revenues	3,439	4,551	5,808	2,916	2,377
Cost of interactive services revenues	8,930	12,820	16,997	7,887	9,047

Total cost of revenues(1)	12,369	17,371	22,805	10,803	11,424

Gross profit	20,167	32,146	42,806	20,276	27,215

Operating expenses(1):
Sales and marketing	11,725	14,975	16,887	8,334	8,886
Research and development	6,483	8,748	10,519	5,105	5,814
General and administrative	5,119	10,725	11,983	5,534	6,266

Total operating expenses	23,327	34,448	39,389	18,973	20,966

Income (loss) from operations	(3,160)	(2,302)	3,417	1,303	6,249
Interest income	440	1,078	1,714	750	808
Interest expense	—	—	(285)	—	(427)
Other income/(expense), net	(130)	(189)	(233)	(108)	524

Income (loss) before income taxes and cumulative effect of change in accounting principle	(2,850)	(1,413)	4,613	1,945	7,154
Benefit (provision) for income taxes	(57)	(28)	21,126	(214)	(3,270)

Income (loss) before cumulative effect of change in accounting principle	(2,907)	(1,441)	25,739	1,731	3,884
Cumulative effect of change in accounting principle, net of taxes	(3)	—	—	—	—

Net income (loss)	(2,910)	(1,441)	25,739	1,731	3,884
Less: Accretion of Series B mandatorily redeemable preferred stock dividends	2,824	2,840	2,840	1,420	1,420
Less: Allocation of net income to participating preferred stockholders	—	—	15,582	215	1,448

Net income (loss) available to common stockholders	$(5,734)	$(4,281)	$7,317	$96	$1,016

Net income (loss) per common share—basic	$(1.05)	$(0.62)	$0.96	$0.01	$0.10

Net income (loss) per common share—diluted	$(1.05)	$(0.62)	$0.72	$0.01	$0.08

Weighted average common shares outstanding—basic	5,449	6,888	7,592	7,342	9,901

Weighted average common shares outstanding—diluted	5,449	6,888	10,135	9,840	12,449

Proforma net income per share—basic (unaudited)			$1.08		$0.16

Proforma net income per share—diluted (unaudited)			$0.98		$0.15

Proforma weighted average common shares outstanding—basic			23,780		24,009

Proforma weighted average common shares outstanding—diluted			26,332		26,567

(1)
Includes stock-based compensation in the following amounts:
Cost of revenues	$31	$58	$178	$94	$78
Sales and marketing	275	503	1,127	707	362
Research and development	225	334	747	400	268
General and administrative	434	374	1,135	426	812

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.

STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT

(in thousands)

	Mandatorily Redeemable Convertible Preferred Stock
			Common Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount
Balance at January 1, 2005	15,184	$58,773	5,815	$6	$—	$—	$(762)	$—	$(67,982)	$(68,738)
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	87	500								—
Reclassification of preferred stock warrants to liability upon adoption of FSP 150-5		(71)								—
Issuance of common stock upon exercise of stock options			1,213	1		299				300
Non-employee stock-based compensation expense						16				16
Stock compensation associated with outstanding repriced options						680				680
Deferred stock-based compensation						300	(300)			—
Amortization of employee deferred stock-based compensation							269			269
Adjustment to deferred stock-based compensation for terminated employees						(43)	43			—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock		2,824				(1,252)			(1,572)	(2,824)
Net loss									(2,910)	(2,910)	(2,910)

Comprehensive loss											$(2,910)

Balance at December 31, 2005	15,271	62,026	7,028	7	—	—	(750)	—	(72,464)	(73,207)
Issuance of common stock upon exercise of stock options			763	1		253				254
Repurchase of unvested exercised options for terminated employees			(104)			(26)				(26)
Non-employee stock-based compensation expense						29				29
Employee stock-based compensation expense						295				295
Stock compensation associated with outstanding repriced options						659				659
Amortization of employee deferred stock-based compensation							286			286
Adjustment to deferred stock-based compensation for terminated employees						(49)	49			—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock		2,840				(1,161)			(1,679)	(2,840)
Net loss									(1,441)	(1,441)	(1,441)

Comprehensive loss											$(1,441)

Balance at December 31, 2006	15,271	64,866	7,687	8	—	—	(415)	—	(75,584)	(75,991)

EPOCRATES, INC.

STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT (Continued)

(in thousands)

	Mandatorily Redeemable Convertible Preferred Stock
			Common Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	15,271	64,866	7,687	8	—	—	(415)	—	(75,584)	(75,991)
Issuance of common stock upon exercise of stock options			370			391				391
Repurchase of unvested exercised options for terminated employees			(33)			(15)				(15)
Employee stock-based compensation expense						1,782				1,782
Stock compensation associated with outstanding repriced options						1,184				1,184
Amortization of employee deferred stock-based compensation							221			221
Adjustment to deferred stock-based compensation for terminated employees						(26)	26			—
Unrealized gain on available for sale securities								9		9	9
Preferred stock converted to common stock	(2,129)	(2,884)	2,129	2		2,882				2,884
Purchase of treasury stock					(41,745)					(41,745)
Sale of treasury stock					40,000					40,000
Retirement of treasury stock			(195)		1,745	(145)			(1,600)	—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock		2,840				(2,763)			(77)	(2,840)
Net income									25,739	25,739	25,739

Comprehensive loss											$25,748

Balance at December 31, 2007	13,142	$64,822	9,958	$10	$—	$3,290	$(168)	$9	$(51,522)	$(48,381)

Issuance of common stock upon exercise of stock options	—	—	69	—	—	77	—	—	—	77
Employee stock-based compensation expense	—	—	—	—	—	1,410	—	—	—	1,410
Amortization of employee deferred stock-based compensation	—	—	—	—	—	(20)	130	—	—	110
Adjustment to deferred stock-based compensation for terminated employees	—	—	—	—	—	(1)	1	—	—	—
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	(9)	—	(9)	(9)
Accrued dividend on Series B mandatorily redeemable convertible preferred stock	—	1,420	—	—	—	(1,420)	—	—	—	(1,420)
Net income	—	—	—	—	—	—	—	—	3,884	3,884	3,884

Comprehensive loss	—	—	—	—	—	—	—	—	—		$3,875

Balance at June 30, 2008 (unaudited)	13,142	$66,242	$10,027	$10	$—	$3,336	$(37)	$—	$(47,638)	$(44,329)

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(2,910)	$(1,441)	$25,739	$1,731	$3,884
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	965	1,269	3,187	1,627	1,520
Depreciation and amortization	513	1,083	1,906	792	1,331
Allowance for doubtful accounts and sales returns reserve	(1)	57	(19)	(53)	(34)
Cumulative effect of change in accounting principle	3	—	—	—	—
Change in carrying value of preferred stock liability	23	58	(23)	(14)	(1)
Loss on fixed assets write-off	—	—	20	—	—
Changes in assets and liabilities:
Accounts receivable	124	(3,856)	(1,502)	253	815
Deferred tax asset, current and noncurrent	—	—	(21,626)	—	2,742
Prepaid expenses and other assets	178	(1,921)	(229)	(57)	(767)
Accounts payable	202	48	729	258	(617)
Deferred revenue	10,308	10,363	12,429	5,671	4,355
Other accrued liabilities and other payables	2,496	1,470	2,755	180	(4,313)

Net cash provided by operating activities	11,901	7,130	23,366	10,388	8,915
Cash flows from investing activities
Purchase of property and equipment	(2,369)	(1,689)	(6,309)	(968)	(1,784)
Purchase of short-term investments	—	—	(3,108)	—	—
Sale of short-term investments	—	—	—	—	1,293
Maturity of short-term investments	—	—	600	—	1,197

Net cash provided by (used in) investing activities	(2,369)	(1,689)	(8,817)	(968)	706
Cash flows from financing activities
Proceeds from exercise of Series B preferred stock warrants	500	—	—	—	—
Book overdraft	—	—	28,412	—	(28,412)
Construction costs financed by sublandlord	—	—	2,720	—	—
Acquisition of common stock	—	—	(41,745)	—	—
Reissuance of treasury stock	—	—	40,000	—	—
Repurchase of early exercised stock options	—	(26)	(15)	(15)	—
Proceeds from exercise of common stock options	300	254	391	186	77

Net cash provided by (used in) financing activities	800	228	29,763	171	(28,335)

Net increase (decrease) in cash and cash equivalents	10,332	5,669	44,312	9,591	(18,714)
Cash and cash equivalents at beginning of period	9,803	20,135	25,804	25,804	70,116

Cash and cash equivalents at end of period	$20,135	$25,804	$70,116	$35,395	$51,402

Supplemental Disclosures
Cash paid for income taxes	$2	$552	$57	$24	$490
Cash paid for interest	—	—	165	—	508
Non-Cash Investing and Financing Activities
Unearned stock-based compensation	300	—	—	—	—
Reclassification of preferred stock warrants to liability	71	—	—	—	—
Financing liability in accordance with EITF 97-10	—	—	17,594	14,855	—
Conversion of preferred stock to common stock	—	—	2,884	—	—
Retirement of treasury stock	—	—	1,745	—	—
Unrealized gain on available for sale securities, net of tax effect	—	—	9	—	—
Unpaid accrued dividend on Series B mandatorily redeemable convertible preferred stock	2,824	2,840	2,840	1,420	1,420

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Background

        Epocrates, Inc. (the "Company") was incorporated in California in August 1998 as nCircle Communications, Inc. In September 1999, the Company changed its name to Epocrates, Inc. In May 2006, the Company reincorporated in Delaware. The Company is located in San Mateo, California.

        Epocrates sells subscription services and site licenses for mobile and Web-based clinical information. Through its interactive information services, including clinical messaging, formulary content hosting, market research and medical education, the Company provides its customers with access to its subscriber base so they may reach healthcare professionals.

2. Summary of Significant Accounting Policies

Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company's business environment, therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations and if material, the effects of changes in estimates are disclosed in the notes to the financial statements. Significant estimates and assumptions by management affect revenue recognition, the allowance for doubtful accounts, the subscription cancellations reserve, the carrying value of long-lived assets, the depreciation and amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, the sale tax accrual, the build-out of the new headquarters facility, stock-based compensation and the fair value of the Company's common stock.

Unaudited Interim Financial Information

        The accompanying balance sheet as of June 30, 2008, the statements of operations and of cash flows for the six months ended June 30, 2007 and 2008 and the statement of redeemable convertible preferred stock and stockholders' equity (deficit) for the six months ended June 30, 2008 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the six months ended June 30, 2007 and 2008. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results of the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any other interim period or for any other future year.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original or remaining maturity from the Company's date of purchase of 90 days or less to be cash equivalents. The cash and cash

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

equivalents reflected in the Company's balance sheets include demand deposits held in banks and interest bearing money market funds. Deposits held with financial institutions are likely to exceed the amount of insurance on these deposits. Cash equivalents consist of money market accounts which are readily convertible into cash and are stated at cost which approximates fair market value. Cash equivalents were $25.8 million and $70.1 million as of December 31, 2006 and 2007, respectively, and $49.7 million (unaudited) as of June 30, 2008.

        The Company has a book overdraft for certain of its disbursement cash accounts of $28.4 million as of December 31, 2007. A book overdraft represents transactions that have not cleared the bank at the end of the period. The Company transfers cash on an as-needed basis to fund these items as they clear the bank in subsequent periods. The change in the book overdraft is reported as cash flows from financing activities. The overdraft resulted from checks issued primarily to repurchase shares of the Company's common stock. The Company repurchased common stock totaling $41.7 million in December 2007, for which payment of $27.4 million had not cleared the bank as of December 31, 2007.

Restricted Cash

        As of December 31, 2006 and 2007 and as of June 30, 2008 (unaudited), restricted cash totaled $1.0 million, and relates to an agreement with the Company's merchant card provider and a certificate of deposit securing a letter of credit for the benefit of the Company's landlord. These balances are recorded within other assets on the balance sheet.

Short-Term Investments

        The Company has classified its short-term investments as available-for-sale securities under Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). In accordance with FAS 115, these securities are reported at fair value with any changes in market value reported as a part of comprehensive income (loss).

Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value because of the short-term nature of those instruments. The carrying value of the preferred stock warrant liability represents fair value (see Note 8). Based on borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings, including the financing liability (see Note 5), approximate fair value.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

        The Company limits its concentration of risk in cash equivalents and short-term investments by diversifying its investment amount among a variety of industries and issuers and by limiting the average maturity to approximately one year or less. The Company's professional portfolio managers adhere to this investment policy as approved by the Company's board of directors.

        The Company's investment policy is to invest only in fixed income instruments denominated and payable in U.S. dollars. Investment in obligations of the U.S. government and its agencies, money

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

market instruments, commercial paper, certificates of deposit, bankers' acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities are allowed. The Company does not invest in auction rate securities, futures contracts, or hedging instruments. Securities of a single issuer valued at cost at the time of purchase, should not exceed 5% of the market value of the portfolio or $1 million, whichever is greater, but securities issued by the U.S. Treasury and U.S. government agencies are specifically exempted from these restrictions. Issue size should normally be greater than $50 million for corporate bonds. No single position in any issue will equal more than 10% of that issue. The final maturity of each security within the portfolio shall not exceed 24 months.

        The Company's revenue is derived primarily from clients in the healthcare, pharmaceutical and insurance industries within the United States. One customer accounted for 22% of net accounts receivable as of December 31, 2006. No single customer accounted for more than 10% of net accounts receivable as of December 31, 2007 and one customer accounted for 14% of net accounts receivable as of June 30, 2008 (unaudited). For the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 (unaudited) and 2008 (unaudited), no single customer accounted for more than 10% of net revenue.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the Company's receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The Company has not experienced significant credit losses from its accounts receivable and none are currently expected. The Company performs a regular review of its customers' payment histories and associate credit risks and it does not require collateral from its customers.

Property and Equipment

        Property and equipment, including equipment under capital leases, are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets.

        Generally, the useful lives of the property and equipment are as follows:

Building	40 years
Fixtures in connection with build-out of facility	29 years
Computer equipment	36 months
Office equipment, furniture and fixtures	36-44 months
Software	36 months
Leasehold improvements	Shorter of useful life or lease term

        Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Major additions and improvements are capitalized while repairs and maintenance that do not extend the life of the asset are charged to operations as incurred.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Software Development Costs

        The Company applies the principles of FAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("FAS 86"). FAS 86 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of a product for sale. Thus, the Company has expensed all software development costs as incurred.

Internal Software and Website Development Costs

        The Company accounts for internal use software development costs in accordance with the American Institute of Certified Public Accountant's ("AICPA") Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force ("EITF") 00-2 "Accounting for the Costs of Developing a Web Site." Accordingly, the Company expenses all costs incurred that relate to planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the product's estimated useful life which is generally three years. For the years ended December 31, 2006 and 2007, and the six months ended June 30, 2008 the Company capitalized $0.7 million, $0.9 million and $0.7 million (unaudited) of software development costs related to software for internal use, respectively. Internal software development costs are generally amortized on a straight-line basis over three years beginning with the date the software is placed into service. Amortization of software developed for internal use was $0.1 million, $0.5 million and $0.9 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $0.4 million (unaudited) and $0.5 million (unaudited) for the six months ended June 30, 2007 and 2008, respectively. Costs associated with minor enhancement and maintenance of the Company's website are expensed as incurred.

Impairment of Long-Lived Assets

        The Company evaluates long-lived assets for potential impairment under FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset" ("FAS 144"). The Company assesses the recoverability of its long-lived assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. For purposes of FAS 144, impairment exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. There were no such impairment losses during the years ended December 31, 2005, 2006, or 2007 or the six months ended June 30, 2008 (unaudited).

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Freestanding Preferred Stock Warrants

        The Company accounts for freestanding warrants in accordance with Financial Accounting Standards Board ("FASB") Staff Position 150-5, "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable" ("FSP 150-5"). Under FSP 150-5, the freestanding warrants that are related to the Company's Convertible Preferred Stock are classified as liabilities on its balance sheet. The warrants are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock, and accordingly, the liability will be reclassified to stockholders equity (deficit).

Revenue Recognition

  Stand Alone Sales of Subscriptions Services

        The Company generates revenue from the sale of Subscriptions. Subscriptions include mobile subscription services that allow a customer access to the Company's clinical reference and decision support tools using a handheld device; license codes that can be redeemed for such mobile subscription services; and Internet subscriptions and site licenses that allow a customer internet access to the Company's clinical reference and decision support tools. Mobile subscription services and license codes contain elements of software code that are essential to the functionality of the service being provided. For these services, the Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended ("SOP 97-2"). Site licenses and Internet subscriptions do not contain any software elements that are essential to the services being provided; therefore, revenue for these services is recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB 104"). Subscriptions are recognized as revenue ratably over the term of the subscription as services are delivered. Billings for Subscriptions typically occur in advance of services being performed; therefore these amounts are recorded as deferred revenue when billed.

        If a paid subscriber is unsatisfied for any reason during the first 30 days of the subscription and wishes to cancel the subscription, the Company provides a refund. In accordance with FAS No. 48, "Revenue Recognition When a Right of Return Exists" ("FAS 48"), the Company records a reserve based on estimated future cancellations using historical data. To date, such returns reserve has not been material and within management's expectations.

  Stand Alone Sales of Other Services

        The Company also generates revenue by providing healthcare companies with interactive information services, or Interactive Services, through targeted access to its network of subscribers. Interactive Services include clinical messaging, formulary, market research and medical education services. Interactive Services do not contain any software elements that are essential to the services being provided; therefore revenue is recognized in accordance with SAB 104.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Clinical messaging services are brief clinical alerts, or DocAlert, messages which are delivered to the Company's subscribers. Approximately 70% of these DocAlert messages are not sponsored and include clinical and safety alerts, information about new clinical studies, practice management information and Epocrates product information. The balance of DocAlert messages are sponsored by the Company's clients. Clients contract with the Company to publish an agreed upon number of DocAlert messages over the contract period, typically one year. These DocAlert messages also provide clinical information but are clearly marked as being commercial in nature. Each sponsored message is available to subscribers for four weeks and is sent to all or a targeted subset of subscribers. Clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for clinical messaging services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. The messages to be delivered can be either asymmetrical, that is each message is delivered to a different target group of subscribers, or symmetrical, that is each message is delivered to the same target group of subscribers. The Company has not established VOE of fair value for DocAlert messages. Therefore, revenue in nonsymmetrical arrangements is recognized over the delivery period of the last contracted message, or if the Company's client does not provide all such messages to the Company, upon expiration of the contract. Revenue for symmetrical agreements is recognized ratably over the delivery period of each symmetrical message.

        Formulary services offer the Company's subscribers the ability to search various health plan formularies which are hosted by the Company. Clients, usually health insurance providers, contract with the Company to host their formulary and make it available to its subscribers for a one to three year period. Clients are typically billed up front on a quarterly or an annual basis. Because billings for formulary services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the term of the contract.

        The Company's market research services offer its subscribers the option to participate in online market research studies for which they are compensated. Typically, a customer will pay the Company for access to a targeted group of its subscribers whom they wish to survey. Upon completion of the survey, which typically runs for about a month, the Company will bill the customer the entire amount due. Typically, the Company receives a single payment from the client, a portion of which is paid to survey participants to induce them to participate. The Company considered Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and concluded that the Company acts as the primary obligor. Accordingly, the Company recognizes the entire fee paid by its customers as revenue upon confirmation of completion of the survey, and the compensation paid by the Company to survey participants is recorded as a cost of revenue in the period in which the survey is completed by the participant.

        The Company's medical education services offer its subscribers the ability to learn about various clinical topics via short educational courses over the Internet or on a mobile device and receive CME credits. Clients contract with the Company to host these sponsored educational courses for a period of time, usually one year. Clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for medical education services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the hosting term.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  All Services

        For all services, revenue is recognized only when there is:

  1)
  Persuasive evidence that an arrangement exists, which generally is in the form of a written contract, amendments to that contract, or purchase orders from a third party;

  2)
  Delivery has occurred or services have been rendered;

  3)
  Price is fixed or determinable after evaluating the risk of concession; and

  4)
  Collectibility is probable and/or reasonably assured based on customer creditworthiness and past history of collection.

        When collectibility is not considered probable, revenue is deferred until collection. Extended payment terms beyond normal terms may cause a deferral of revenue until such amounts become due.

        Allowances are established for uncollectible amounts and potential returns based on historical experience.

  Multiple Element Arrangements

        The Company often enters into arrangements that contain both Subscriptions and Interactive Services. In such arrangements, the Company has concluded that Subscriptions are not essential to the functionality of the Interactive Services because Interactive Services function independently and are frequently delivered without Subscriptions. In accordance with EITF 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software," in multiple element arrangements where some of the services in the bundle contain elements of software and some of the services do not contain any elements of software, consideration is allocated among the various elements in accordance with EITF 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue is then recognized in accordance with SOP 97-2 for the software elements and in accordance with SAB 104 for the non-software elements.

        Vendor specific objective evidence ("VSOE") of fair value has been established for mobile subscription services and license codes and represents the price charged when that element is sold separately. Vendor objective evidence ("VOE") of fair value for Internet subscriptions, site licenses and Interactive Services is also established based on the price paid when such services are sold separately. To date, VOE of fair value for Internet subscriptions or site licenses has not been established nor has VOE of fair value been established for Interactive Services due to the wide variability in the pricing of most Interactive Services.

        If VSOE or VOE of fair value exists for the last undelivered element, the Company applies the residual method whereby only the fair value of the undelivered element is deferred and the remaining residual fee is recognized when delivered. If VSOE or VOE of fair value does not exist for the last undelivered element, the entire fee is recognized over the period of delivery of the last undelivered element.

        The Company has had a customary business practice and historical pattern of making concessions that were not required under the original provisions of certain of its Interactive Services or site license arrangements. These concessions have generally been in the form of providing the Company's site license, clinical messaging, formulary and medical education customers with a limited number of license

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

codes which may be redeemed for free mobile subscriptions. Because of this historical pattern of making concessions in association with these arrangements, all revenue has been deferred for such arrangements until the risk of concession has passed, which is generally when delivery of the last item in the contract has been completed.

        Effective April 2007, the Company established controls to prevent these concessions. The Company included language in its standard clinical messaging, formulary and medical education contracts that provides these customers the option to receive up to a specified number of license codes at anytime during the term of the agreement. These license codes may be redeemed for a one-year mobile subscription within six-months of issuance. Due to this change in practice, these arrangements include license codes for which VSOE of fair value exists and Interactive Services for which VOE of fair value does not exist. Revenue for these arrangements is deferred until only one undelivered element remains.

        Commencing on February 1, 2008, the Company removed the language from its standard clinical messaging, formulary and medical education contracts that provides these customers with the option to receive such codes, although this language may still appear in its non-standard clinical messaging, formulary and medical education contracts with prior approval from the Company's Chief Financial Officer. Therefore, for stand-alone contracts without such language, revenue for formulary contracts is recognized ratably over the term of the arrangements as the services are provided, revenue for medical education contracts is recognized when the course has been hosted by the Company for the contracted period of time, revenue for nonsymmetrical clinical messaging contracts is recognized when all DocAlerts under the contract have completed delivery or, if the client has not provided all such messages to the Company, upon expiration of the contract, and revenue for symmetrical clinical messaging contracts is recognized over the delivery period of each symmetrical message.

        Commission and royalty costs are expensed as incurred.

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted FAS No. 123(R), "Accounting for Stock-Based Compensation" ("FAS 123(R)") using the prospective application transition method. Accordingly, stock- based compensation cost is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. The Company adopted FAS 123(R) using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either proforma or financial statement recognition purposes, FAS 123(R) shall be applied to option grants after the required effective date. For options granted prior to the FAS 123(R) effective date for which the requisite service period had not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

        The Company has elected to use the "with and without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock based awards in addition paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock based awards on other tax attributes, such as the research tax credit, through its statement of operations.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123, "Accounting for Stock-Based Compensation" and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services."

Research and Development

        Research and development costs are expensed as incurred, except for certain internal use software development costs, which may be capitalized as noted above. Research and development costs include salaries, stock-based compensation expense, benefits and other operating costs such as outside services, supplies and allocated overhead costs.

Advertising

        Advertising costs are expensed as incurred and included in sales and marketing expense in the accompanying statements of operations. Advertising expense totaled $0.4 million, $0.5 million and $0.3 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $0.2 million (unaudited) for both the six months ended June 30, 2007 and 2008.

Income Taxes

        The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Sales Taxes

        When sales and other taxes are billed, such amounts are recorded as accounts receivable with a corresponding increase to sales tax payable, respectively. The balances are then removed from the balance sheet as cash is collected from the customer and as remitted to the tax authority. Since inception, the Company has not charged sales tax nor remitted sales tax for any of its sales. The Company has recorded a liability for uncollected and unremitted sales taxes and associated interest and penalties (see Note 4).

Comprehensive Income (Loss)

        For the years ended December 31, 2005 and 2006, comprehensive loss was equal to net loss. For the year ended December 31, 2007 and the six months ended June 30, 2008 (unaudited), comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's other comprehensive income currently includes only unrealized gains on available for sale securities (see Note 3).

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Comprehensive income consists of the following components net of related tax effects (in thousands):

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Net income	$25,739	$3,884
Change in unrealized gains on available for sale securities, net of tax effect	9	(9)

Comprehensive income	$25,748	$3,875

Net Income (Loss) Per Share

        Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the sum of the weighted average number of common shares outstanding during the period, net of shares subject to repurchase. Net income available to common stockholders is calculated using the two class method as the net income less Preferred Stock dividend for the period and amount allocated to Preferred Stock to reflect the rights of the Preferred Stock to receive dividends in preference to common stock.

        Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted income (loss) per share does not assume conversion, exercise, or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Numerator:
Net income (loss)	$(2,910)	$(1,441)	$25,739	$1,731	$3,884
Less: Accrued dividend on Series B mandatorily redeemable
convertible preferred stock	2,824	2,840	2,840	1,420	1,420
Less: Allocation of net income to participating preferred shares	—	—	15,582	215	1,448

Numerator for basic and diluted calculation	$(5,734)	$(4,281)	$7,317	$96	$1,016

Denominator:
Denominator for basic calculation, weighted average number number of common shares outstanding	5,449	6,888	7,592	7,342	9,901
Dilutive effect of options using treasury stock method	—	—	2,201	2,074	2,453
Early exercised options not included in denominator for basic calculation	—	—	342	424	95

Denominator for diluted calculation	5,449	6,888	10,135	9,840	12,449

Net income (loss) per share
Basic net income (loss) per common share	$(1.05)	$(0.62)	$0.96	$0.01	$0.10

Diluted net income (loss) per common share	$(1.05)	$(0.62)	$0.72	$0.01	$0.08

        Diluted income (loss) per share would give effect to the dilutive impact of common stock equivalents which consists of convertible preferred stock and stock options and warrants (using the treasury stock method). Potentially dilutive securities have been excluded from the diluted loss per share computations as such securities have an anti-dilutive effect on loss per share.

        The loss per common share applicable to the cumulative effect of a change in accounting principle for the year ended December 31, 2005 was less than $0.01 (see Note 8).

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        For the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2007 and 2008, the following securities were not included in the calculation of fully diluted shares outstanding as the effect would have been anti-dilutive (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Warrants	52	18	18	21	21
Outstanding unexercised options	3,256	3,110	559	538	585
Mandatorily redeemable convertible preferred stock	15,237	15,271	15,201	15,271	13,142

Total outstanding	18,545	18,399	15,778	15,830	13,748

Segment Reporting

        The Company reports segment information in accordance with FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company is managed as one operating segment. The Chief Executive Officer is the chief operating decision maker. The Company has multiple services, all of which are marketed to clients in the healthcare, pharmaceutical and insurance industries primarily located within the United States. All of the Company's long lived assets are located in the United States.

Unaudited Proforma Stockholders' Equity

        If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 14.1 million shares of common stock, based on the shares of convertible preferred stock outstanding as of June 30, 2008. In addition, the warrant to purchase 18,214 shares of the Company's convertible preferred stock outstanding at the consummation of the offering will automatically convert into a warrant to purchase 21,044 shares of the Company's common stock. Unaudited proforma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock and the change in the classification of the preferred stock warrants from a liability to additional paid-in capital, is set forth on the balance sheet.

Recent Accounting Pronouncements

        The Company adopted FAS 157 effective January 1, 2008, for all its financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually). The adoption of FAS 157 did not have a material impact on the Company's financial statements. FAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. To increase consistency and comparability in fair value measurements, FAS 157 establishes a fair value hierarchy to prioritize the inputs used in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value. Level 1 is the highest priority and Level 3 is the lowest priority and are as follows:

  •
  Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  •
  Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

  •
  Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

        The Company measures and reports certain financial assets at fair value on a recurring basis, including its investments in money market funds and available-for-sale securities. At June 30, 2008, there were no liabilities within the scope of SFAS 157. Cash equivalents as of June 30, 2008 were $51.4 million, including $49.7 million of money market funds, and were classified as Level 1 of the fair value hierarchy as described above.

        In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. FAS 159 is effective for the Company beginning January 1, 2008. The adoption of FAS 159 did not have a material impact on the Company's results of operations, financial position or cash flows.

        In December 2007, the FASB issued FAS No. 141(R), "Business Combinations" ("FAS 141(R)"), which replaces FAS 141, "Business Combinations." FAS 141(R) retains the fundamental requirements in FAS 141 that the acquisition method of accounting (which FAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. FAS 141(R) is effective for the Company beginning January 1, 2009. The Company does not expect the adoption of FAS 141(R) to have a material impact on its results of operations, financial position or cash flows.

        In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("FAS 160"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 is effective for the Company beginning January 1, 2009. The Company does not expect the adoption of FAS 160 to have a material impact on its results of operations, financial position or cash flows.

        In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

States. The Company does not expect the adoption of FAS 162 to have a material impact on its results of operations, financial position or cash flows.

3. Short-Term Investments

        The Company accounts for short-term marketable securities in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are classified as available-for-sale. Premiums (discounts) are amortized (accreted) to interest income over the life of the investment. Marketable securities are classified as short-term investments if the remaining maturity, from the date of purchase is in excess of ninety days. Investments with contractual maturities of more than one year are included current in short-term investments since the Company intends to convert them into cash as necessary to meet liquidity needs.

        The Company determines the fair value amounts by using available market information. As of December 31, 2007 and June 30, 2008 (unaudited), the average portfolio duration was less than one year and the contractual maturity of any single investment did not exceed 24 months. The gross unrealized gains on available-for-sale securities as of December 31, 2007 and June 30, 2008 were $15,000 and $0 (unaudited), respectively. There were no gross unrealized losses on available-for-sale securities as of December 31, 2007 or June 30, 2008 (unaudited).

        As of December 31, 2006, the Company did not hold any short-term investments. As of December 31, 2007, short-term investments were classified as available-for-sale securities and are reported at fair value as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Available-for-Sale Securities
Obligations of U.S. government agencies	$502	$4	$—	$506
Obligations of U.S. corporations	1,387	11	—	1,398
Obligations of Non-U.S. corporations	600	—	—	600
Money market funds	70,116	—	—	70,116

	$72,605	$15	$—	$72,620

Amounts included in cash and cash equivalents	$70,116	$—	$—	$70,116
Amounts included in short-term investments (contractual maturities less than one year)	1,198	—	—	1,198
Amounts included in short-term investments (contractual maturities more than one year)	1,291	15	—	1,306

	$72,605	$15	$—	$72,620

        As of June 30, 2008 (unaudited), the Company did not hold any short-term investments. All of its cash and cash equivalents were in the form of cash or money market funds, and the Company had no unrealized gains or losses on any of these investments. Cash equivalents were $49.7 million (unaudited) as of June 30, 2008.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Balance Sheet Components

        The following table shows the components of prepaid expenses and other current assets as of December 31, 2006 and 2007 and June 30, 2008 (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(unaudited)
Prepaid expenses	$1,421	$1,048	$968
Other current assets	711	519	124

	$2,132	$1,567	$1,092

        The following table shows the components of property and equipment as of December 31, 2006 and 2007 and June 30, 2008 (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(unaudited)
Building (see note 5)	$—	$17,884	$17,884
Computer equipment and purchased software	4,495	4,853	5,104
Software developed for internal use	2,627	3,502	4,154
Furniture and fixtures	1,356	6,152	6,314
Leasehold improvements	148	164	179

	8,626	32,555	33,635
Less: Accumulated depreciation and amortization	(5,366)	(6,629)	(7,746)

	$3,260	$25,926	$25,889

        Depreciation and amortization expense for the years ended December 31, 2005, 2006 and 2007 was $0.5 million, $1.1 million and $1.9 million, respectively, and was $0.8 million (unaudited) and $1.3 million (unaudited) for the six months ended June 30, 2007 and 2008, respectively. The following table shows the components of other accrued expenses as of December 31, 2006 and 2007 and June 30, 2008 (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(unaudited)
Accrued employee compensation	$2,356	$3,288	$1,078
Uncollected and unremitted sales tax	1,793	2,577	688
Accrued market research honoraria	1,659	1,446	1,089
Other accrued expenses	1,240	2,361	2,316

	$7,048	$9,672	$5,171

        Since inception, the Company has neither charged nor remitted sales tax on any of its sales. The Company recorded expense of $0.6 million, $0.7 million and $0.8 million related to uncollected and unremitted sales tax including estimated penalties and interest of $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. We recorded expense

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Balance Sheet Components (Continued)

of $0.4 million (unaudited) and $0.2 million (unaudited) including estimated penalties and interest of $104,854 (unaudited) and $21,013 (unaudited) during the six months ended June 30, 2007 and 2008, respectively. The expense related to sales tax was recorded as cost of revenues and the expense related to penalties and interest was recorded as other income (expense), net.

        In late 2007, the Company hired a consulting firm to assist it in determining the manner in which its products would be taxed in the various states in which it has nexus. This same consulting firm sent anonymous letters on the Company's behalf to the 13 states in which the Company had determined it had nexus as of that date indicating the Company's desire to enter into Voluntary Disclosure Agreements, or VDAs, with each of these states. All of the responses the Company received from the states where it had taxable sales included certain reductions that the state would agree to make to the amount owed such as waiving penalties or setting a later start date for the liability. These adjustments were subject to certain contingencies, such as submission of a detailed schedule of taxes due and full payment of the amount owed.

        The Company changed its prior estimate of $2.6 million by reversing sales tax of $0.8 million and interest and penalties of $0.5 million during the six months ended June 30, 2008, to reflect the manner in which its products would be taxed in each of the states in which it had nexus and the states' agreements to reduce the liabilities.

5. Financing Liability

        In April 2007, the Company began a build-out of existing office space which would become the Company's new headquarters facility. From April 2007 through September 2007, the Company incurred approximately $4.0 million in construction costs. Per the terms of the lease with the sublandlord of the property, the sublandlord will reimburse up to $2.7 million of these construction costs. Because certain improvements constructed by the Company were considered structural in nature and because the Company was responsible for any cost overruns, the Company is considered to be the owner of the construction project for accounting purposes under EITF 97-10, "The Effect of Lessee Involvement in Asset Construction."

        Therefore, in accordance with EITF 97-10, the Company capitalized the fair value of the portion of the building that it occupies at $17.6 million with a corresponding credit to financing liability. The fair value was determined as of May 2007 using an average of the sales comparison and income approaches. In addition, the Company has capitalized approximately $4.0 million in construction costs from April 2007 through September 2007. Each major construction element has been capitalized and is being amortized over their useful life. The reimbursement from the sublandlord of approximately $2.7 million has also been recorded as a financing liability as of December 31, 2007. The total amount recorded as a financing liability was $20.3 million.

        Subsequent to completion of construction, the Company did not qualify for sale-leaseback accounting under FAS 98, "Accounting for Leases." Therefore, the Company expects the building to remain on its books throughout the term of the lease. Rent payments throughout the term of the lease are recorded as interest expense and the building will be depreciated on a straight-line basis over 40 years.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Income Taxes

        The Company's effective tax expense differs from the expense computed using statutory tax rates for the years ended December 31, 2005, 2006 and 2007 as follows (in thousands):

	Years Ended December 31,
	2005	2006	2007
Tax computed at the federal statutory rate	$(998)	$(451)	$1,614
State tax, federally effected	(100)	(1)	398
Stock compensation	306	371	784
Tax credits	(355)	(456)	(310)
Permanent differences and other	64	36	161
Net operating loss and credit limitation	—	—	1,800
Valuation allowance	1,140	529	(25,573)

Income tax provision (benefit)	$57	$28	$(21,126)

        The provision (benefit) for income taxes for the years ended December 31, 2005, 2006 and 2007, are as follows (in thousands):

	Years Ended December 31,
	2005	2006	2007
Current tax expense (benefit):
Federal	$44	$16	$375
State	13	12	131

	57	28	506
Deferred tax expense (benefit):
Federal	—	—	(17,015)
State	—	—	(4,617)

	—	—	(21,632)
Income tax provision (benefit)	$57	$28	$(21,126)

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Income Taxes (Continued)

        Significant components of the Company's deferred tax assets and liabilities from federal and state income taxes as of December 31, 2006 and 2007 are as follows (in thousands):

	As of December 31,
	2006	2007
Deferred tax assets:
Net operating losses	$20,831	$11,586
Tax credits	2,082	2,772
Intangible assets	685	559
Deferred revenue	1,511	5,172
Stock compensation	88	461
Accrued expenses	1,095	2,113
Other	44	43

Total deferred tax assets	26,336	22,706
Valuation allowance	(25,573)	—

	763	22,706
Fixed assets	(763)	(1,074)
Other	—	(6)

Net deferred tax assets	$—	$21,626

        A valuation allowance of $25.6 million at December 31, 2006 had been recorded to offset net deferred tax assets as the Company was unable to conclude at such date that it is more likely than not that such deferred tax assets would be realized. As of December 31, 2007, the Company believes it is more likely than not that it will be able to realize its deferred tax assets through expected future taxable income. Therefore, the Company recorded a $21.1 million tax benefit resulting primarily from the release of the deferred tax asset valuation allowance. Although realization is not assured, the Company has concluded that it is more likely than not that the deferred tax assets at December 31, 2007 for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, primarily the Company's projected earnings. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

        At December 31, 2007, the Company had federal and state tax net operating loss carryforwards of approximately $31.5 million and $17.2 million, respectively. The federal and state net operating losses will begin to expire in 2020 and 2010, respectively. At December 31, 2007, the Company had federal and state research tax credit carryforwards of approximately $1.3 million and $1.4 million, respectively. The federal research credit carryforward begins to expire in 2020. The state research credit carryforwards do not expire. At December 31, 2007, the Company had federal and state alternative minimum tax ("AMT") credit carryforwards of approximately $0.4 million and $0.1 million, respectively. The federal and state AMT credit carryforwards do not expire.

        The future utilization of the Company's net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Income Taxes (Continued)

ownership changes. The Company has had two "change of ownership" events that limit the utilization of net operating loss and credit carryforwards. The "change of ownership" events occurred in September 1999 and August 2000. As a result, utilization of net operating loss and tax credits prior to the "change of ownership" events will be significantly limited. The limitation will result in the expiration of unused federal and state tax net operating loss and federal tax credit carryforwards of approximately $4.3 million, $4.2 million and $0.1 million, respectively.

        In June 2006, FASB issued FASB Interpretation, ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48") FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The Company adopted the provisions of FIN 48 on January 1, 2007. As of the date of adoption, the Company's unrecognized tax benefits totaled $1.3 million, which if recognized would affect our effective tax rate. The adoption of FIN 48 did not result in an adjustment to accumulated deficit. The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

        The rollforward of gross unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$1,647
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance as of December 31, 2007	$1,647

        On date of adoption and as of December 31, 2007, the amount of interest and penalties associated with the unrecognized tax benefits were insignificant. The Company does not expect any significant increases or decreases to its unrecognized tax benefit within the next 12 months. There were no material changes to the gross unrecognized tax benefits during the six months ended June 30, 2008.

        The Company is subject to U.S. federal and state income tax. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2004 and 2003, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carry forward amount. The Company is not currently under U.S. federal or state tax examinations.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies

Operating Lease

        Rent expense for the years ended December 31, 2005, 2006 and 2007 was $0.8 million, $0.9 million and $0.7 million, respectively, and $0.5 million (unaudited) and $0.2 million (unaudited) for the six months ended June 30, 2007 and 2008.

        The Company leases office space in New Jersey under a non-cancelable operating lease which expires in January 2012. Future minimum lease payments under this lease as of December 31, 2007 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2008	$293
2009	315
2010	321
2011	327
2012	332
Thereafter	28

$1,616

Minimum Royalty and Development Commitments

        The Company's royalty expenses consist of fees that the Company pays to branded content owners for the use of their intellectual property. Royalty expenses are expensed as incurred. The Company's contracts with some licensors include minimum guaranteed royalty payments, which are payable regardless of the ultimate sales of subscriptions. Effective January 1, 2006, the Company adopted FSP FIN 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenues Guarantees Granted to a Business or Its Owners." Because significant performance remains with the content owner, including the obligation on the part of the content owner to keep its content accurate and up to date, the Company records royalty payments as a liability when incurred, rather than upon execution of the agreement.

        Typically, the terms of the Company's royalty agreements call for the Company to pay the content owner either a percentage of sales of subscription products that use such content or are based upon the number subscribers to subscription products that use such content. However, certain royalty agreements require payment to content owners only after funds are received from the Company's customers. Payments are due within 30-45 days of the designated royalty period, which is typically either three or six months. Royalty agreements require the Company to report subscription sales data and as well as data regarding the number of subscribers for subscription products that use such data. Royalty agreements may initially be signed for multiyear terms, typically two to four years, but revert to automatically renewable one-year agreements after the initial contract term expires.

        Development arrangements typically call for the Company to pay third party developers for either development of software for internal use or for medical content that will be used in its subscription products. Typically, payment is due upon the achievement of milestones specified in the contract. If material, such amounts are either capitalized as internal use software when earned by the third party or

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies (Continued)

as purchased content. Such amounts are then amortized over the estimated useful life of the software or the estimated life of the associated subscription product, which in both cases is typically three years.

        Actual royalty expense under such royalty agreements was $1.2 million, $1.8 million and $2.6 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $1.3 million (unaudited) for the six months ended June 30, 2007 and 2008.

        Actual amounts capitalized under such development agreements was $0.1 million, $0 and $0.5 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $0.3 million (unaudited) for the six months ended June 30, 2007 and 2008.

        Future minimum payments under various royalty and product development agreements with vendors as of December 31, 2007 are as follows (in thousands):

Years Ending December 31,	Royalty and Development Arrangements
2008	$1,258
2009	116
2010	100

$1,474

Subscription Cancellation Reserve

        If a paid subscriber is unsatisfied for any reason during the first 30 days of the subscription and wishes to cancel the subscription, the Company will provide a full refund. Refunds made by the Company under this obligation have not been material during all periods presented and have been within management's expectations. The Company maintains an allowance for estimated future returns based on historical data. The provision for estimated future returns is included in deferred revenue.

Legal Matters

        From time to time, the Company may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with FAS 5, "Accounting for Contingencies," the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on the Company's cash and/or liquidity. Currently, the Company is not involved in any litigation; however, one of the Company's competitors, WebMD, has made assertions about the Company's business and its business practices. WebMD has retained outside counsel and has asserted that they are prepared to pursue claims against the Company including claims under the Lanham Act and state laws regarding unfair competition and false advertising. They have also asserted their rights to contact governmental agencies to investigate the Company's business practices. Although the Company believes that their claims are without merit and

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies (Continued)

that its business practices are both legal and ethical, WebMD may nevertheless choose to pursue legal action. Nothing has been accrued for this contingent liability as of December 31, 2007 or June 30, 2008 (unaudited) because the amount is not estimable.

Indemnification

        The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to the agreements, each party may indemnify, defend and hold the other party harmless with respect to such claim, suit or proceeding brought against it by a third party alleging that the indemnifying party's intellectual property infringes upon the intellectual property of the third party, or results from a breach of the indemnifying party's representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on the balance sheet as of December 31, 2006 or 2007.

        The Company also indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at the Company's request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a Director and Officer Insurance Policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on the balance sheet as of December 31, 2006 or 2007 or June 30, 2008 (unaudited).

Other Contingencies

        The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company's management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. Mandatorily Redeemable Convertible Preferred Stock

        As of December 31, 2007, the holders of mandatorily redeemable convertible preferred stock ("Series A Stock," "Series B Stock" and "Series C Stock") have various rights and preferences as follows (in thousands):

Series	Shares Authorized	Shares Outstanding	Liquidation Preference	Proceeds Net of Issuance Costs
A	5,050	4,195	$4,195	$4,150
B	6,250	6,217	56,310	35,455
C	4,004	2,730	4,348	4,302

	15,304	13,142	$64,853	$43,907

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Mandatorily Redeemable Convertible Preferred Stock (Continued)

Voting

        Each share of Series A Stock, Series B Stock and Series C Stock has voting rights equal to an equivalent whole number of shares of common stock into which it is convertible and votes together as one class with the common stock.

        Series A Stock and Series C Stock, voting together as a single class, have certain protective provisions so long as at least 1,515,000 shares of Series A Stock and 1,130,000 shares of Series C Stock remain outstanding (collectively, the "Series A and C Threshold Amount"). Series B Stock has separate protective provisions, so long as at least 1,839,000 shares of Series B remain outstanding (the "Series B Threshold Amount"). The Series A Stock, Series B Stock and Series C Stock (collectively, the "Series Preferred") have certain protective provisions so long as the Series A and C Threshold Amount and the Series B Threshold Amount remain outstanding.

        If the Series A and C Threshold Amount and the Series B Threshold Amount remain outstanding, the Company must obtain approval from a majority of the holders of Series A Stock and Series C Stock, voting together as a single class, and the holders of Series B Stock, voting as a separate class, in order to amend or alter the terms of the Company's Certificate of Incorporation as they relate to mandatorily redeemable convertible preferred stock, change the authorized number of shares of mandatorily redeemable convertible preferred stock, repurchase any shares of common stock other than shares subject to the right of repurchase by the Company, authorize a dividend for any class or series of stock other than mandatorily redeemable convertible preferred stock, or create a new class of stock.

        If the above numbers of shares of Series A Stock, Series B Stock and Series C Stock remain outstanding, the Company must obtain approval from a majority of the holders of Series Preferred, voting together as a single class, in order to change the authorized number of directors of the Company, effect a voluntary dissolution or liquidation of the Company, or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

Dividends

        Holders of Series A Stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the original issue price of $1.00 on each outstanding share of Series A Stock, when and if declared by the board of directors. The holders of Series A Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis. From the inception of the Company through December 31, 2007, the Company's board of directors has not declared any dividends on its preferred or common stock.

        Holders of Series B Stock are entitled to receive dividends, in preference to the holders of Series A Stock, Series C Stock and common stock, at the simple rate of 8% of the original issue price of $5.71 on each outstanding share of Series B Stock. The dividends are cumulative and shall be payable, in cash or stock, as determined by the board of directors, only upon any consolidation or merger of the Company in which in excess of 50% of the Company's voting power is transferred; the sale, lease or other disposition of all or substantially all of the assets of the Company; upon the automatic conversion in connection with either an initial public offering or the requisite vote of the outstanding preferred stock; or upon the first redemption date. The Company accrued dividends

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Mandatorily Redeemable Convertible Preferred Stock (Continued)

related to Series B Stock of $2.8 million for each of the years ended December 31, 2006 and 2007. As of December 31, 2006 and 2007 the aggregate amount accrued for such dividends was $18.0 million and $20.8 million, respectively. The holders of Series B Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis.

        Holders of Series C Stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the original issue price of $1.5926 on each outstanding share of Series C Stock, when, as and if declared by the board of directors. The holders of Series C Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis. From the inception of the Company through December 31, 2007, the Company's board of directors has not declared any dividends on its preferred or common stock.

Liquidation

        In the event of any liquidation, dissolution or winding up of the Company whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Series A Stock or junior stock, the holders of Series C Stock and Series B Stock shall be entitled to be paid out of the assets of the Company legally available for distribution an amount per share of Series C Stock and Series B Stock equal to the respective original issue price of the applicable series plus all declared and unpaid dividends on the Series C Stock and all accrued and unpaid dividends on the Series B Stock for each share of Series C Stock and Series B Stock held by them. If, upon any such liquidation, distribution or winding up, the assets of the Company legally available for distribution shall be insufficient to make payment in full to all holders of Series C Stock and Series B Stock then such assets shall be distributed among the holders of Series C Stock and Series B Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

        After the payment of the full liquidation preference of the Series C Stock and Series B Stock, before any distribution or payment shall be made to the holders of any junior stock, the holders of Series A Stock shall be entitled to be paid out of the assets of the Company legally available for distribution an amount per share of Series A Stock equal to the original issue price of the Series A Stock plus all declared and unpaid dividends on the Series A Stock for each share of Series A Stock held by them. If, upon any such liquidation, distribution or winding up, the assets of the Company legally available for distribution shall be insufficient to make payment in full to all holders of Series A Stock, then such assets shall be distributed among the holders of Series A Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

        After the payment of the full liquidation preferences of the Series Preferred, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock and Series B on an as-if-converted to common stock basis until such time as the holders of Series B Stock have received an aggregate amount per share of Series B Stock equal to three times the original issue price of the Series B Stock plus all accrued and unpaid dividends on the Series B Stock; and thereafter the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Mandatorily Redeemable Convertible Preferred Stock (Continued)

Conversion

        Each share of Series Preferred is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series Preferred automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $6.00 per share with gross proceeds to the Company of at least $30.0 million, or (2) with respect to Series A Stock and Series C Stock, the consent of the holders of the majority of Series A Stock and Series C Stock, voting together and, with respect to the Series B Stock, the consent of the holders of a majority of Series B Stock. As of December 31, 2006 and 2007, the conversion ratio for Series A, Series B and Series C was 1-to-1, 1-to-1.16, and 1-to-1, respectively.

        As of December 31, 2006 and 2007 the Company had 16.2 million and 14.1 million shares of common stock available for the conversion of mandatorily redeemable convertible preferred stock, respectively.

Redemption

        Pursuant to the Company's Amended and Restated Certificate of Incorp oration the holders of at least a majority of the then outstanding shares of Series Preferred voting together as a separate class, had the right to require the Company to redeem the Series Preferred in three annual installments beginning at the fourth anniversary of the original issue date of the Series B and ending on the date two years from such first redemption date. The mandatory redemption feature of all Series Preferred expired on August 9, 2006, however, the Company has continued to accrue dividends on the Series B Stock even after the expiration of the redemption feature because the holders of Series Preferred own a sufficient number of shares of the Company's capital stock to approve, on behalf of the Company's stockholders, a sale of the Company approved by the Board.

        If the Company were to have effected the mandatory redemption, it would have done so by paying cash in exchange for the shares of Series Preferred to be redeemed a sum equal to the original issue price per share of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus unpaid cumulative dividends with respect to such shares.

Preferred Stock Warrants

        In May 2000, the Company issued warrants to purchase 87,537 shares of Series B Stock at $5.71 per share. These warrants were issued in connection with a note and warrant purchase agreement. These warrants were to expire on the earlier of the closing of an initial public offering or five years from date of issuance. The warrants were valued at $0.1 million using the Black-Scholes option pricing model. The value of the warrants was recorded as interest expense during the year ended December 31, 2000. In May 2005, all of these warrants were exercised in full.

        Also in May 2000, the Company issued a warrant to purchase 18,214 shares of Series B Stock at $5.71 per share. This warrant was issued in connection with a bridge loan agreement. This warrant expires on the later date of June 2, 2010, or seven years from closing of the Company's initial public offering. Given the lack of an active public market for the Company's outstanding common and preferred stock, the Company's board of directors established an estimate of fair value for these

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Mandatorily Redeemable Convertible Preferred Stock (Continued)

securities as well as for options and warrants to purchase these securities. The warrants were initially valued at $70,727 using the Black- Scholes option pricing model and was recorded to interest expense.

        On July 1, 2005, the Company adopted FASB Staff Position ("FSP") 150-5, "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable" with respect to these warrants. FSP 150-5 affirms that the outstanding warrants to purchase the Company's Series B Stock are required to be classified as liabilities which must be adjusted to fair value at each reporting period. The warrants were originally valued at $70,727 and classified in mandatorily redeemable convertible preferred stock. Upon adoption, the Company reclassified $70,727 from mandatorily redeemable convertible preferred stock to other liabilities and recorded a charge of $2,576 as a cumulative effect of a change in accounting principle to adjust the warrant to its fair value of $73,303 as of the adoption date. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $2,576 (less than $0.01 per share), which was less than $0.01 per share for both basic and fully diluted loss per share.

        These warrants are subject to revaluation at each period end and any change in fair value will be recorded as an expense until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to stockholders' equity (deficit). The Company recorded $23,414 and $58,414 to general and administrative expense for the year ended December 31, 2005 and 2006, respectively and a reduction to general and administrative expense of $22,842 for the year ended December 31, 2007, to reflect the change in the fair value of these outstanding warrants. The Company recorded a reduction to general and administrative expense of $13,987 (unaudited) and an increase to general and administrative expense $5,763 (unaudited) for the six months ended June 30, 2007 and 2008, respectively.

9. Common Stock

        As of December 31, 2006 and 2007, the Company was authorized to issue 28.3 million shares and 38.3 million shares, respectively, of $0.001 par value common stock. Reserved shares of common stock were as follows (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(unaudited)
Warrants	21	21	21
Options	4,080	4,710	7,037
Mandatorily redeemable convertible preferred stock	16,237	14,108	14,108

Total outstanding	20,338	18,839	21,166

Issuance of Common Stock

        On December 20, 2007, the Company completed a tender offer for the purchase of approximately 4.0 million shares of its common stock for an aggregate purchase price of approximately $41.7 million and immediately thereafter issued approximately 3.8 million shares of common stock to a single accredited investor for an aggregate sale price of approximately $40.0 million.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Common Stock (Continued)

        The tender offer was made to existing holders of common stock that were not current employees of the Company and to holders of Series A Stock and Series C Stock who were required to convert such preferred shares into common shares in order to participate in the offer. The holders of approximately 0.8 million shares of Series A Stock and approximately 1.3 million shares of Series C Stock converted their shares into common stock in order to participate in the tender offer.

        The approximate 0.2 million of shares repurchased pursuant to the tender offer that were not subsequently issued to the new investor, were retired. In connection with the retirement of these shares, approximately $1.6 million, representing the difference between the repurchase price and the average original issuance price of the retired shares was recorded to accumulated deficit.

        If the closing of an initial underwritten public offering of the Company's common stock does not occur on or before April 15, 2009, if the board of directors of the Company determines not to proceed with the Company's initial offering, or if the board of directors of the Company determines to delay the closing of the Company's initial offering later than April 15, 2009, the holder of this newly issued common stock shall have the right, at its option, to exchange such Common Shares into shares of the Company's Series D Preferred Stock (the "Series D Stock") on a 1-to-1 basis.

        The Series D Stock shall have the same par value and the same rights as the Series C Stock with the following exceptions:

  •
  The original issue price of the Series D Stock shall be equal to the price per share at which the common shares were purchased.

  •
  In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of the Series D Stock shall be entitled to receive an amount per share equal to the greater of: (i) the price per share at which the common shares were purchased plus all declared and unpaid dividends (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) on a pari passu basis with the holders of the Series C Stock and (ii) the amount that would be payable to the holder of that number of shares of the Company's Common Stock into which each such share of Series D Stock would then be convertible if such share of Series D Stock were converted into such Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company.

  •
  The Series D Preferred conversion price shall be the original issue price of the Series D Stock provided that if any event occurs prior to the deadline date for an initial public offering of the Company discussed above that would result in an adjustment to the Series D Stock conversion price if the Series D Stock were then outstanding, then the conversion price for the Series D Stock will be adjusted accordingly.

  •
  Each share of Series D Stock shall automatically be converted into shares of common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series D Stock.

10. Stock Option Plan

        The Company's board of directors adopted and the stockholders approved, the 1999 Stock Option Plan in August 1999 ("1999 Plan").

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. Stock Option Plan (Continued)

        The 1999 Plan provides for the grant of incentive stock options under the federal tax laws and nonstatutory stock options. Only employees may receive incentive stock options, but nonstatutory stock options may be granted to employees, non-employee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant. Shares subject to options under the 1999 Plan generally vest in a series of installments over an optionee's period of service, generally four years.

        The term of options granted under the 1999 Plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with the Company, or any of its affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee's service relationship with the Company, or any of its affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In no event, however, may an option be exercised beyond the expiration of its term.

        As of December 31, 2007, the Company had reserved 4.7 million shares of common stock for issuance under the Plan.

        The 1999 Plan provides certain employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 0.7 million, 0.5 million and 0.2 million at December 31, 2005, 2006 and 2007, respectively, were subject to a repurchase right held by the Company at the lesser of the exercise price or fair market value in the event the optionees' employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB 25" and FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," such shares are not considered outstanding when calculating net income (loss) per share. In addition, cash received for exercise of unvested options is treated as additional paid in capital in the Company's financial statements. Assuming that these shares were repurchased at the original exercise price, the cost would be $0.2 million, $0.2 million and $0.1 million as of December 31, 2005, 2006 and 2007, respectively.

        Certain employees have received grants for which the ultimate number of shares that will be subject to vesting is dependent upon the achievement of certain financial targets for the year, and such determination is not made until the Company's audited financial statements are available, the "vesting determination date." The grant is initially recorded for that number of shares that is most likely to be subject to vesting based on available financial forecasts as of the date of grant. This amount is adjusted on a quarterly basis as new financial forecasts become available. Stock-based compensation expense is recorded over the requisite service period, generally four years. Such options generally vest ratably for 36 months from the vesting determination date.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. Stock Option Plan (Continued)

        A summary of activity under the 1999 Plan is as follows (in thousands, except weighted average exercise price):

		Options Outstanding
	Options Available for Grant	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Balances, January 1, 2005	621	3,435	$0.26
Authorized	500	—
Granted	(883)	883	0.96
Forfeited, cancelled, or expired	132	(132)	0.26
Exercised	—	(1,213)	0.25

Balances, December 31, 2005	370	2,973	$0.47
Authorized	1,500	—
Granted	(1,477)	1,477	3.97
Forfeited, cancelled, or expired	141	(141)	2.20
Exercised	—	(763)	0.33

Balances, December 31, 2006	534	3,546	$1.89

Authorized	1,000	—
Granted	(1,574)	1,574	5.09
Forfeited, cancelled, or expired	126	(126)	3.19
Exercised	—	(370)	1.06

Balances, December 31, 2007	86	4,624	$3.01	7.80	$34,109

Options vested and expected to vest at December 31, 2007		4,417	$2.94	7.73	$33,027

Options vested at December 31, 2007		2,163	$1.54	6.62	$19,206

Authorized (unaudited)	2,396	—
Granted (unaudited)	(548)	548
Cancelled (unaudited)	71	(71)
Exercised (unaudited)	—	(69)

Balances, June 30, 2008 (unaudited)	2,005	5,032	$3.83	7.80	$33,170

Options vested and expected to vest at June 30, 2008		4,917	$3.78	7.76	$32,700

Options vested at June 30, 2008		2,599	$2.03	6.49	$21,806

Options outstanding as of June 30, 2008 includes stock option grants for which the number of shares that will be granted is dependent upon the achievement of certain performance objectives. The achievement of these objectives will not be known until the first quarter of 2009. The Company has used its best estimate of the most probable outcome of these performance objectives to calculate the number of shares that will ultimately be granted.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. Stock Option Plan (Continued)

        The weighted average grant date fair value of options granted for the years ended December 31, 2005, 2006 and 2007 was $0.48, $1.57 and $4.78, respectively, and $4.70 (unaudited) and $4.14 (unaudited) for the six months ended June 30, 2007 and 2008, respectively.

        The following table summarizes information about stock options outstanding as of December 31, 2007 (in thousands, except weighted average exercise price):

	Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10-$0.25	1,057	5.60	$0.21	981	$0.21
$0.35-$3.21	1,002	7.00	$1.55	651	$1.32
$3.37-$4.26	390	8.18	$3.73	226	$3.71
$4.32	1,611	9.15	$4.32	201	$4.32
$4.56-$10.35	564	9.14	$6.61	104	$5.38

	4,624	7.78	$3.01	2,163	$1.54

11. Stock-Based Compensation

        The following table summarizes all stock based compensation charges for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008 (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Employee stock-based compensation expense in accordance with FAS 123R	$—	$295	$1,782	$601	$1,410
Amortization of employee deferred stock-based compensation	269	286	221	111	110
Stock-based compensation associated with outstanding repriced options	680	659	1,184	914	—
Non-employee stock-based compensation expense	16	29	—	—	—

Total stock-based compensation	$965	$1,269	$3,187	$1,626	$1,520

Employee Stock-Based Compensation Expense in Accordance With FAS 123R

        Effective January 1, 2006, the Company adopted FAS 123(R), using the prospective application transition method. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award and is expensed over the requisite service period. The Company adopted FAS 123(R) using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either proforma or financial statement recognition purposes, FAS 123(R) shall be applied to option grants after the required effective date. For options granted prior to the FAS 123(R) effective date for which the requisite service period had not been performed

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25.

        As a result of adopting FAS 123(R), loss from operations, net loss before income taxes, net loss and basic and diluted earnings per share for the years ended December 31, 2006 were $0.3 million, $0.3 million, $0.3 million and $0.04 lower, respectively, than if the Company had continued to account for new awards under APB 25.

        The Company uses the Black-Scholes option pricing model to estimate the fair value of traded options. This model requires the input of highly subjective assumptions including the expected term of the option, expected stock price volatility and expected forfeitures.

        The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards with the following assumptions:

	Years Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
Dividend yield	0%	0%	0%	0%
Expected volatility	65%	51%–62%	62%	44%–46%
Risk-free interest rate	4.2%–5.0%	3.3%–4.9%	4.4%–4.5%	2.5%–3.0%
Expected life of options (in years)	4.5–5.0	4.5–5.0	4.5–5.0	4.5
Weighted-average grant-date fair value	$1.57	$4.78	$4.70	$4.14

        The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, expected future exercising patterns for these same homogeneous groups and the volatility of similar public companies in terms of type of business, industry, stage of life cycle, size and geographical market. The risk free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity Rate as of the date of grant.

        As permitted by FAS 123(R), the Company has deferred the recognition of its excess tax benefit from stock option exercises of approximately $0.4 million until it is actually realized.

        There were no net cash proceeds from the exercise of stock options accounted for under FAS 123(R) for the year ended December 31, 2006. Cash proceeds from the exercise of 0.1 million stock options accounted for under FAS 123(R) for the year ended December 31, 2007 were $0.3 million.

        Compensation expense is recognized ratably over the requisite service period. At December 31, 2007, there was $7.1 million of unrecognized compensation cost related to options being accounted for under FAS 123(R), which is expected to be recognized over a weighted-average period of 3.2 years. As of June 30, 2008, there was $7.9 million (unaudited) of unrecognized compensation cost related to options being accounted for under FAS 123(R), which is expected to be recognized over a weighted-average period of 2.9 years (unaudited).

        As of December 31, 2007, there were 0.1 million shares available for future stock option grants to employees and directors under the existing plan. As of June 30, 2008, there were 2.0 million shares (unaudited) available for future stock option grants to employees and directors under the existing plan.

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

        For options that are exercised after they are vested, the Company's policy is to issue new shares immediately upon exercise. The issuance of these new shares is from the Company's pool of common stock reserved for future issuance as approved by the Company's stockholders.

Options Granted Prior to Adoption of FAS 123(R)

        Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with APB 25 and complied with the disclosure provisions of FAS No. 123 and FAS No. 148. Compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to acquire the stock. As the company adopted the prospective method of FAS 123(R), it continues to amortize stock-based compensation related to options granted prior to January 1, 2006 under the provisions of APB 25, unless such options are modified subsequent to January 1, 2006.

Amortization of Employee Deferred Stock-Based Compensation

        Given the lack of an active public market for the Company's outstanding common and preferred stock, the Company's board of directors established an estimate of fair value for these securities as well as for options and warrants to purchase these securities. The fair value of the Company's common stock as used in the determination of grant price was estimated by the board of directors based on factors such as the liquidation preference, dividends and other rights of the outstanding preferred stock; recent financial and operating performance; the risk of future plans not being achieved; the likelihood and proximity of an initial public offering; and the valuation of comparable companies that are publicly traded.

        Prior to the adoption of FAS 123(R), during the period from January 1, 2004 through December 31, 2005, the Company granted options to employees to purchase a total of 3.4 million shares of common stock at exercise prices ranging from $0.25 to $1.65 per share.

        During the period from January 1, 2006 through December 31, 2007, the Company granted options to employees to purchase a total of 3.0 million shares of common stock at exercise prices ranging from $3.21 to $10.35 per share. During the six months ended June 30, 2008, the Company granted options to employees to purchase a total of 0.5 million shares (unaudited) of common stock at an exercise price of $10.42 per share (unaudited).

        Subsequently, it was determined that these exercise prices were below the fair value of the Company's common stock at the date of grant. The Company retrospectively estimated the fair value of its common stock at December 31, 2005, 2006 and 2007 based upon several factors, including its operating and financial performance, progress and milestones attained it its business, recent transactions for the purchase of our common stock, and the expected valuation that the Company would obtain in an initial public offering. The retrospective valuations utilized the probability-weighted expected return and the option pricing valuation methodologies.

        On December 20, 2007, the Company completed a tender offer for the purchase of approximately 4.0 million shares of our common stock for an aggregate purchase price of approximately $41.7 million and simultaneously issued approximately 3.8 million shares of common stock to The Goldman Sachs Group, Inc., an accredited investor, for an aggregate sale price of approximately $40.0 million. The tender offer was made to existing holders of common stock that who were not current employees of

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

Epocrates and to holders of Series A Stock and Series C Stock, who were required to first convert such preferred shares into shares of common stock in order to participate in the offer. The holders of approximately 0.8 million shares of Series A Stock and approximately 1.3 million shares of Series C Stock converted their shares into common stock. The approximate 0.2 million of shares repurchased pursuant to the tender offer that were not subsequently issued to The Goldman Sachs Group, Inc. were retired. The Goldman Sachs Group, Inc. paid $10.42 per share resulting in an equity valuation of $300 million or $10.42 per share.

        Also on December 20, 2007, the Company entered into an agreement with Hudson Street Services, a Goldman Sachs & Co. business, to provide access to our network of clinical experts to financial service and investment professionals. No revenue was recognized pursuant to this agreement in 2007 or during the six months ended June 30, 2008 (unaudited).

        The Company has reviewed these key factors and events between each date and has determined that the combination of these factors and events reflect a true measurement of the Company's fair value over an extended period of time and believes that the fair value of its common stock is appropriately reflected in the chart below.

Date of Grant	Options Granted (In Thousands)	Exercise Price	Reassessed Fair Value Per Share	Intrinsic Value Per Share
January 21, 2005	131	$0.45	$0.83	$0.38
April 13, 2005	157	0.65	1.07	0.42
July 20, 2005	344	0.95	1.36	0.41
September 8, 2005	40	0.95	1.46	0.51
October 18, 2005	40	0.95	1.58	0.63
October 21, 2005	124	1.65	1.63	—
November 16, 2005	47	1.65	1.71	0.06
January 9, 2006	348	3.21	1.91	—
January 25, 2006	182	3.37	2.03	—
April 12, 2006	126	3.84	2.60	—
July 18, 2006	297	4.68	3.32	—
October 18, 2006	109	4.26	4.01	—
November 15, 2006	415	4.32	4.22	—
March 1, 2007	97	4.32	6.01	1.69
April 13, 2007	828	4.32	7.04	2.72
April 30, 2007	319	4.32	7.45	3.13
June 12, 2007	96	4.56	8.49	3.93
July 18, 2007	16	5.50	9.36	3.86
August 16, 2007	35	6.50	9.92	3.42
November 6, 2007	153	10.35	10.35	—
December 11, 2007	28	10.35	10.35	—
January 31, 2008	308	10.42	10.42	—
May 7, 2008	159	10.42	10.42	—

        For the years ended December 31, 2004 and 2005, the Company recorded deferred stock-based compensation for the difference between the reassessed fair value of the Company's common stock and

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. Stock-Based Compensation (Continued)

the amount the employee must pay to acquire the stock. The Company amortizes this deferred stock-based compensation using the straight-line method over the vesting periods of the stock options, which is generally four years. From January 1, 2004 through December 31, 2005, the Company recorded unearned stock-based compensation of $1.2 million. Deferred stock-based compensation amortized to expense was $0.3 million during each of the years ended December 31, 2005 and 2006 and $0.2 million during the year ended December 31, 2007. As of December 31, 2007, the Company had approximately $0.2 million related to these options remaining to be amortized over the vesting periods of the stock options. As of June 30, 2008, there was $37,000 (unaudited) related to these options remaining to be amortized over the vesting period of the options.

Stock-Based Compensation Associated With Outstanding Repriced Options

        In November 2003, the Company's board of directors approved a stock option repricing program. Under this program, eligible employees could elect to exchange certain outstanding stock options with an exercise price greater than or equal to $1.00 for a new option to purchase the same number of shares of common stock. As of the cancellation date, the Company had accepted 0.9 million shares for exchange and 0.9 million stock options were granted six months and one day after they were exchanged for an average exercise price of $0.25 per share.

        Because of the subsequent reassessment of the fair market value of the Company's common stock, the options repriced were issued at below fair value and therefore became subject to variable accounting, which requires all such vested options repriced be marked to market until such options are cancelled, expire, or are exercised. Vesting is calculated in accordance with FIN 28, "Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans." Stock-based compensation expensed for this repricing during the years ended December 31, 2005, 2006 and 2007 was $0.7 million, $0.7 million and $1.2 million, respectively, and $0.9 million (unaudited) and $0 (unaudited) during the six months ended June 30, 2007 and 2008, respectively.

Non-Employee Stock Options

        The Company accounts for equity instruments issued to non-employees prior to the adoption of FAS 123(R) in accordance with the provisions of FAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to consultants is expensed over the vesting period.

        During the year ended December 31, 2005, the Company granted options to purchase 13,000 shares of common stock to non-employees at an exercise price of $0.95 per share. The Company determined an estimated fair value on the grant date using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 65% to 75%, risk-free interest rate of 4.48% to 5.19% and a contractual life of 9.0 to 9.8 years. For the years ended December 31, 2005, 2006 and 2007, the Company recorded compensation costs for options granted to consultants of $15,674 and $29,307 and $0, respectively. There were no compensation costs for options granted to consultants during the six months ended June 30, 2007 (unaudited) or 2008 (unaudited).

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

12. Employee Benefit Plans

        The Company sponsors a 401(k) defined contribution plan covering all employees. The board of directors determines contributions made by the Company annually. The Company made no contributions under this plan for the years ended December 31, 2005, 2006 and 2007.

13. Related Party Transactions

Revenue from Related Parties

        The Company recorded revenue from an advertising agency whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $1.0 million, $0.7 million and $1.8 million, for the years ended December 31, 2005, 2006 and 2007, respectively. There was $0.3 million and $0 of accounts receivable from this entity as of December 31, 2006 and 2007, respectively.

        The Company recorded revenue from another firm whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $0, $0 and $0.3 million, for the years ended December 31, 2005, 2006 and 2007, respectively. There was no accounts receivable from this entity as of December 31, 2006 and 2007.

        The Company recorded revenue from a pharmaceutical company who has a significant investor who is also on the Epocrates board of directors. The Company recorded revenue from this entity of $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts receivable from this entity as of December 31, 2006 and 2007.

        The Company recorded revenue from a venture capital firm whose general partner is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $35,977, $18,400 and $14,400 for the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts receivable from this entity as of December 31, 2006 and 2007.

        The Company's Senior Vice President of Sales and Marketing consulted for a firm who was a customer of the Company. The Company recorded revenue from this firm of $32,724, $0 and $0 for the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts receivable from this firm as of December 31, 2006 and 2007.

Consulting Services from Related Parties

        The Company used the services of a public relations firm whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded expense related to services provided by this entity of $0.4 million, $0 and $0 during the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts payable to this public relations firm as of December 31, 2006 and 2007.

        The Company's former Vice President of Product Development is the owner of a Company that performs consulting services for the Company. The Company recorded expense related to services provided by this entity of $27,500, $26,205 and $20,000 during the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts payable to this entity as of December 31, 2006 and 2007.

        The Company entered an independent contractor services agreement with one of our directors, John E. Voris, on August 1, 2004, after he resigned as the Company's Chief Executive Officer on

EPOCRATES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

July 31, 2004. The Company recorded expense related to services provided by Mr. Voris of $68,750, $14,583 and $0 during the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts payable to Mr. Voris as of December 31, 2006 and 2007.

        On October 1, 2003, the Company signed an independent contractor services agreement with Richard A. Fiedotin, one of the Company's founders who at the time was a member of the Company's board of directors. The Company recorded expense related to services provided by Mr. Fiedotin of $0.1 million, $0.1 million and $0 during the years ended December 31, 2005, 2006 and 2007, respectively. There were no accounts payable to Mr. Fiedotin as of December 31, 2006 and 2007.

14. Proforma Net Income Per Share (Unaudited)

        Proforma basic and diluted net income per share have been computed to give effect to convertible preferred stock that will convert to common stock immediately prior to the closing of the Company's initial public offering for the year ended December 31, 2007 and the six months ended June 30, 2008 as if the closing occurred at the beginning of 2008.

        The following table sets forth the computation of proforma basic and diluted net income per share (in thousands, except per share data) and assumes that the price at which the convertible preferred stock automatically converts to common stock is in accordance with the conversion terms:

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
		(unaudited)
Numerator:
Net income	$25,739	$3,884
Denominator:
Weighted average number of common shares outstanding	7,592	9,901
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B and C preferred stock from the date of issuance	16,188	14,108

Denominator for basic calculation	23,780	24,009
Dilutive effect of options using treasury stock method	2,201	2,453
Dilutive effect of warrants using treasury stock method	9	10
Early exercised options not included in denominator for basic calculation	342	95

Denominator for diluted calculation	26,332	26,567
Proforma net income per share—basic	$1.08	$0.16

Proforma net income per share—diluted	$0.98	$0.15

                        Shares

Epocrates, Inc.

Common Stock

P R O S P E C T U S

              , 2008

Citi

Piper Jaffray

William Blair & Company

Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the FINRA filing fee and The NASDAQ Global Market entry fee. We intend to pay all expenses of registration, issuance and distribution.

	Total
SEC registration fee		$2,948
FINRA filing fee		8,000
NASDAQ Global Market entry fee		105,000
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14.    Indemnification of Officers and Directors

        The registrant's amended and restated certificate of incorporation provides that a director will not be personally liable to the registrant or to its stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of Delaware General Corporation Law.

        As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

        The registrant has entered into agreements with its directors and officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

        The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

        The registrant maintains a directors' and officers' insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties' capacities as directors and officers and (ii) reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

        The Amended and Restated Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant's common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities

        From inception through the date of this prospectus, the registrant has sold and issued the following unregistered securities:

  1.
  In March 1999, the registrant issued 2,050,000 shares of common stock, at $0.004 per share, to three accredited investors, for aggregate cash consideration of $8,200.00.

  2.
  In May 1999, the registrant issued 8,000 shares of common stock, at $0.004 per share, to two accredited investors, for aggregate cash consideration of $32.00.

  3.
  In June 1999, the registrant issued 40,000 shares of common stock, at $0.01 per share, to an accredited investor, for aggregate cash consideration of $400.00.

  4.
  In August 1999, the registrant issued 1,200,000 shares of common stock, at $0.01 per share, to two accredited investors, for aggregate cash consideration of $12,000.00.

  5.
  In September 1999, the registrant issued 5,050,000 shares of Series A preferred stock, at $1.00 per share, to eight accredited investors for aggregate cash consideration of $5,050,000.00.

  6.
  In May 2000, the registrant issued five warrants to purchase up to 20,030, 1,624, 1,429, 31,512 and 32,942 (an aggregate of 87,527) shares of Series B preferred stock with an exercise price of $5.71 per share to five accredited investors which were subsequently exercised in May 2005.

  7.
  In May 2000, the registrant also issued a warrant to purchase up to 18,214 shares of Series B preferred stock with an exercise price of $5.71 per share to an accredited investor in connection with a credit facility.

  8.
  In August 2000, the registrant issued 6,129,598 shares of Series B preferred stock, at $5.71 per share, to eight accredited investors for aggregate cash consideration of $35,000,004.58.

  9.
  In July 2002 and September 2004, the registrant issued an aggregate of 4,003,866 shares of Series C preferred stock, at $1.5926 per share, to 12 accredited investors for aggregate cash consideration of $6,376,557.00.

  10.
  In December 2007, the registrant issued 3,838,771 shares of common stock, at $10.42 per share, to an accredited investor, for aggregate cash consideration of $39,999,993.82.

  11.
  Since inception, the registrant has issued to directors, officers, employees and consultants options to purchase 13,913,962 shares of common stock with per share exercise prices ranging from $0.004 to $10.42, of which options to purchase 2,940,671 shares were cancelled without being exercised, and 5,254,103 shares of common stock were issued upon exercise of such options and 411,568 shares were repurchased at the original exercise price.

        The sales and issuances of securities in the transactions described in paragraphs (1) through (10), were exempt from registration pursuant to the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Rule 506 of Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act or a person described under Rule 506(b)(2)(ii) under the Securities Act. The registrant believes that the issuances are exempt from the registration requirements of the Securities Act on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

        The issuances described in paragraph (11) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (a) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (b) Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation, as amended.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3.3†	Bylaws.
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.
4.1*	Specimen common stock certificate.
4.2†	Form of Warrant to purchase Series B convertible preferred stock.
5.1*	Opinion of Cooley Godward Kronish LLP.
10.1†	Amended and Restated Investor Rights Agreement dated October 2, 2007.
10.2*	Form of Indemnity Agreement entered into between Registrant and each of its directors and officers.
10.3†+	1999 Stock Option Plan, as amended.
10.4†+	Form of Stock Option Agreement under 1999 Stock Option Plan, as amended.
10.5†+	Form of 2007 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.6†+	Form of 2008 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.7†+	2008 Equity Incentive Plan.
10.8†+	Form of Stock Option Agreement and Form of Option Grant Notice under 2008 Equity Incentive Plan.
10.9†+	2008 Employee Stock Purchase Plan.
10.10†	Sublease Agreement, dated December 3, 2006, by and between Oracle USA, Inc. and the Registrant, as amended on May 2, 2007, and Consent to Sublease, by and among Bay Meadows Park Place Investors, LLC, Oracle USA and the Registrant, dated December 14, 2006.

10.11†+	Offer Letter, dated June 14, 1999, by and between the Registrant and Jeffrey A. Tangney, as amended March 11, 2008.
10.12†+	Offer Letter, dated August 24, 2000, by and between the Registrant and Paul F. Banta, as amended March 11, 2008.
10.13†+	Offer Letter, dated May 15, 2002, by and between the Registrant and Robert J. Quinn, as amended March 11, 2008.
10.14†+	Offer Letter, dated June 18, 2004, by and between the Registrant and Kirk M. Loevner, as amended March 11, 2008.
10.15†+	Offer Letter, dated October 18, 2006, by and between the Registrant and Richard H. Van Hoesen as amended March 11, 2008.
10.16†+	2008 Cash Bonus Plan.
10.17†+	Amended and Restated Director Compensation Policy.
10.18†#	License Agreement, by and between the Registrant and Mistletoe Health Partners, PA, formerly Mark R. Dambro, MD, PA, dated October 27, 2003, as amended by Amendment to License Agreement, dated November 10, 2005, and Addendum to License Agreement, dated January 31, 2007.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1†	Power of Attorney.

†
Previously filed.

*
To be filed by amendment.

#
Confidential Treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Management contract or compensatory plan.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant undertakes that:

  (1)
  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to

    Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

  (2)
  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Epocrates, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 29th day of October, 2008.

EPOCRATES, INC.
By:	/s/ KIRK M. LOEVNER Kirk M. Loevner Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ KIRK M. LOEVNER KIRK M. LOEVNER	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 29, 2008
/s/ RICHARD H. VAN HOESEN RICHARD H. VAN HOESEN	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	October 29, 2008
* PHILIPPE O. CHAMBON, M.D., PH.D.	Director	October 29, 2008
* JOHN D. HALAMKA, M.D.	Director	October 29, 2008
THOMAS L. HARRISON	Director	October 29, 2008
* PATRICK S. JONES	Director	October 29, 2008
* GILBERT H. KLIMAN, M.D.	Director	October 29, 2008

* DAVID C. NAGEL, PH.D.	Director	October 29, 2008
* JOHN E. VORIS	Director	October 29, 2008
* MARK A. WAN	Director	October 29, 2008
By:	/s/ KIRK M. LOEVNER KIRK M. LOEVNER Attorney-in-Fact

Schedule II

Epocrates, Inc.
Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2005, 2006 and 2007
(in thousands)

Description	Beginning Balance	Charged to Costs and Expenses	Reversals	Utilizations	Ending Balance
Accounts receivable allowance:
2005	$1	26	—	(27)	$—
2006	$—	57	—	—	$57
2007	$57	42	—	(61)	$38
Tax valuation allowance:
2005	$23,858	1,136	—	—	$24,994
2006	$24,994	579	—	—	$25,573
2007	$25,573	—	(25,573)		$—

S-1

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation, as amended.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3.3†	Bylaws.
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.
4.1*	Specimen common stock certificate.
4.2†	Form of Warrant to purchase Series B convertible preferred stock.
5.1*	Opinion of Cooley Godward Kronish LLP.
10.1†	Amended and Restated Investor Rights Agreement dated October 2, 2007.
10.2*	Form of Indemnity Agreement entered into between Registrant and each of its directors and officers.
10.3†+	1999 Stock Option Plan, as amended.
10.4†+	Form of Stock Option Agreement under 1999 Stock Option Plan, as amended.
10.5†+	Form of 2007 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.6†+	Form of 2008 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.7†+	2008 Equity Incentive Plan.
10.8†+	Form of Stock Option Agreement and Form of Option Grant Notice under 2008 Equity Incentive Plan.
10.9†+	2008 Employee Stock Purchase Plan.
10.10†	Sublease Agreement, dated December 3, 2006, by and between Oracle USA, Inc. and the Registrant, as amended on May 2, 2007, and Consent to Sublease, by and among Bay Meadows Park Place Investors, LLC, Oracle USA and the Registrant, dated December 14, 2006.
10.11†+	Offer Letter, dated June 14, 1999, by and between the Registrant and Jeffrey A. Tangney, as amended March 11, 2008.
10.12†+	Offer Letter, dated August 24, 2000, by and between the Registrant and Paul F. Banta, as amended March 11, 2008.
10.13†+	Offer Letter, dated May 15, 2002, by and between the Registrant and Robert J. Quinn, as amended March 11, 2008.
10.14†+	Offer Letter, dated June 18, 2004, by and between the Registrant and Kirk M. Loevner, as amended March 11, 2008.
10.15†+	Offer Letter, dated October 18, 2006, by and between the Registrant and Richard H. Van Hoesen as amended March 11, 2008.
10.16†+	2008 Cash Bonus Plan.
10.17†+	Amended and Restated Director Compensation Policy.
10.18†#	License Agreement, by and between the Registrant and Mistletoe Health Partners, PA, formerly Mark R. Dambro, MD, PA, dated October 27, 2003, as amended by Amendment to License Agreement, dated November 10, 2005, and Addendum to License Agreement, dated January 31, 2007.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1†	Power of Attorney.

†
Previously filed.

*
To be filed by amendment.

#
Confidential Treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Management contract or compensatory plan.

QuickLinks

EXPLANATORY NOTE
SUMMARY
Our Business
Market Opportunity
Our Strengths
Our Strategy
Company Information
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
2007 Summary Compensation
2007 Grants of Plan Based Awards
2007 Outstanding Equity Awards at Fiscal Year-End
2007 Option Exercises and Stock Vested
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EPOCRATES, INC. BALANCE SHEETS (in thousands, except per share data)
EPOCRATES, INC. STATEMENTS OF OPERATIONS (in thousands, except per share data)
EPOCRATES, INC. STATEMENTS OF CASH FLOWS (in thousands)
EPOCRATES, INC. NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Officers and Directors
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
  Schedule II
Epocrates, Inc. Valuation and Qualifying Accounts and Reserves Years Ended December 31, 2005, 2006 and 2007 (in thousands)
Exhibit Index